Exhibit 99.1

Management Proxy Circular

ANNUAL MEETING OF SHAREHOLDERS

APRIL 4, 2017

YOUR VOTE IS IMPORTANT

Please take some time to read this management proxy circular for important information about the business of the meeting and to learn more about Scotiabank.

Scotiabank is Canada’s international bank.

We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services.

Notice of annual meeting of common shareholders of

The Bank of Nova Scotia

WHEN	WHERE

Tuesday, April 4, 2017	Scotiabank Centre
9:00 a.m. (local time)	Scotia Plaza, 40 King Street West, 2nd floor
Toronto, Ontario M5H 3Y2

AT THE MEETING YOU WILL BE ASKED TO:

1.	Receive our financial statements for the year ended October 31, 2016 and the auditors’ report on the statements
2.	Elect directors
3.	Appoint auditors
4.	Vote on an advisory resolution on our approach to executive compensation
5.	Vote on the shareholder proposal
6.	Consider any other business that may properly come before the meeting

You can read about each item of business beginning on page 4 of the management proxy circular, which describes the meeting, who can vote and how to vote.

Holders of common shares on February 7, 2017, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 1,208,279,724 common shares outstanding on this date.

By order of the board,

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 7, 2017

YOUR VOTE IS

IMPORTANT

As a Scotiabank shareholder, it is important to vote your shares at the upcoming meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 6 of the management proxy circular.

If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 5 p.m. (Eastern) on April 3, 2017.

We will have live coverage of the meeting on the investor relations section of our website (www.scotiabank.com).

Welcome to our 185th shareholder meeting

Thomas C. O’Neill

Chairman of Scotiabank’s

Board of Directors

Brian J. Porter

President and Chief Executive Officer

Dear fellow shareholders,

We look forward to you joining us at Scotiabank’s annual meeting in Toronto on April 4th, 2017. We will be covering several important items of business, so please review the management proxy circular and vote your shares.

Against the backdrop of ongoing market volatility and global economic and political uncertainty, your bank has much to be proud of. Overall, Scotiabank delivered solid operating and financial results for you, our shareholders. We had strong performances in personal and commercial banking in both our Canadian and International Banking businesses while maintaining positive operating leverage.

All-Bank Strategy

Your bank believes that each and every one of our 23 million customers has the right to become better off. Not only does this belief influence the bank’s strategic agenda, it influences every decision we take across our footprint.

Our strategy includes five, highly-integrated components. They are:

•	Increasing customer focus
•	Building a stronger leadership team
•	Better serving our customers, while reducing structural costs
•	Improving our business mix, and
•	Driving a digital transformation.

Management is making significant progress against our all-bank strategy. In particular, our digital transformation is a powerful enabler of the entire strategy. By investing in digital technology, we are reducing pain points for our customers and delivering a superior experience while at the same time becoming more efficient. In addition, we are adjusting our cost structure and business mix – an effort that will ultimately put Scotiabank on an even stronger footing to better serve our customers going forward.

Our strong risk culture permeates every level of the bank and is embedded in each component of the bank’s strategic agenda. The board is proud of the significant progress made over the past year, all of which is well within the bank’s risk appetite.

In the months to come, we will build on the momentum generated in 2016 to create value for our shareholders, customers and employees. Your bank will also continue to give back and make a positive difference in the communities in which we live and work.

Governance and Leadership

The board is committed to ensuring its members have a diversity of skills and experience, and are qualified to oversee the bank and our global operations. Over the past few years, the board has undertaken significant succession planning to capitalize on the wealth of experience represented on the board while incorporating new perspectives and skills. Ron Brenneman and Paul Sobey are retiring this year, and we would like to thank them for their many years of valuable service to the board.

Given the rapidly-changing business environment, the board and management are also actively investing in acquiring, developing and engaging a diverse pool of leaders that better reflect our markets, customers and digital transformation.

Forward Looking

Globally, the financial services industry is changing rapidly. In that context, the board fully supports the strategic direction of the bank and the actions being taken across the enterprise. We are confident that these actions will create value for shareholders over the long term.

We look forward to seeing you in Toronto on April 4th.

Management proxy circular	1

What’s inside

2	Scotiabank

Management proxy circular

You have received this management proxy circular because you owned Scotiabank common shares as of the close of business on February 7, 2017 (the record date), and are entitled to vote at our annual meeting.

1 ABOUT THE MEETING Read about the items of business and how to vote your shares

Management is soliciting your proxy for the shareholder

meeting on April 4, 2017.

This document tells you about the meeting, governance

and executive compensation at Scotiabank. We have organized

it into three sections to make it easy to find what you are

looking for and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered and non-registered shareholders. We are soliciting proxies mainly by mail, but you may also be contacted by phone or in person by employees of Scotiabank or Computershare Trust Company of Canada, our transfer agent. We may also engage solicitation agents at a nominal cost.

Unless indicated otherwise, information in this management proxy circular (circular) is as of February 1, 2017 and all dollar amounts are in Canadian dollars.

In this document: • we, us, our, the bank and Scotiabank mean The Bank of Nova Scotia • you and your mean holders of our common shares • common shares and shares mean the bank’s common shares	2 GOVERNANCE Learn about our governance practices and our board
3 EXECUTIVE COMPENSATION Find out what we paid our senior executives for 2016 and why

FOR MORE INFORMATION

You can find financial information about Scotiabank in our 2016 consolidated financial statements and management’s discussion and analysis (MD&A). Financial information and other information about Scotiabank, including our annual information form (AIF) and quarterly financial statements are available on our website (www.scotiabank.com), SEDAR (www.sedar.com), or on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

Copies of these documents, this circular and any document incorporated by reference, are available for free by writing to the:

Corporate Secretary of The Bank of Nova Scotia

44 King Street West

Toronto, Ontario

Canada M5H 1H1

You can also communicate with our board of directors by writing to the Chairman of the Board at the same address.

Management proxy circular	3

1	About the meeting

Business of the meeting

1. RECEIVE FINANCIAL STATEMENTS

Our consolidated financial statements and MD&A for the year ended October 31, 2016, together with the auditors’ report on those statements, will be presented at the meeting. You will find these documents in our annual report which is available on our website.

2. ELECT DIRECTORS

Under our majority voting policy, you will elect 15 directors to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about the nominated directors beginning on page 9 and our majority voting policy on page 28.

The board recommends you vote for each nominated director The board recommends you vote for KPMG LLP as our independent auditors

3. APPOINT AUDITORS

You will vote on appointing the independent auditors. The board has assessed the performance and independence of KPMG LLP (KPMG) and recommends that KPMG be re-appointed as the shareholders’ auditors until the close of the next annual meeting. KPMG has served continuously as one of our auditors since 1992, and as our sole auditor since March 2006. Last year, the vote was 99.4% for KPMG as auditors. A representative of KPMG has been invited to the meeting.

Auditors’ fees

The table below lists the services KPMG provides and the fees we paid to them for the fiscal years ended October 31, 2016 and 2015. The audit and conduct review committee can pre-approve services as long as they are within the scope of the policies and procedures approved by the committee.

$ millions	2016	2015

Audit services	$26.1	$25.5
Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related services	0.7	0.9
Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

Tax services outside of the audit scope	–	–
Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

Other non-audit services	0.4	0.4
Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.
Total	$27.2	$26.8

4	Scotiabank

ABOUT THE MEETING

4. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You can have a “say on pay” by participating in an advisory vote on our approach to executive compensation.

We have held this advisory vote every year since 2010 to give shareholders the opportunity to provide the board with important feedback. This vote does not diminish the role and responsibility of the board. Last year, the vote was 94.1% for our approach to executive compensation, and shareholder support has been 92.6% or higher each year.

The human resources committee chair’s letter on page 44 describes our approach to executive compensation in 2016. Our executive compensation program supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. Our practices meet the model policy on “say on pay” for boards of directors developed by the Canadian Coalition for Good Governance (CCGG).

You will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2017 annual meeting of shareholders of the Bank.

The board recommends you vote for our approach to executive compensation

This is an advisory vote, which means the results are not binding on the board. The human resources committee and the board review the results each year when considering future executive compensation decisions. If a significant number of shares are voted against the advisory resolution, the human resources committee will review our approach to executive compensation in the context of any specific shareholder concerns that have been identified and may make recommendations to the board. We will disclose the committee’s review process and the outcome of its review within six months of the shareholder meeting and in any case not later than our next management proxy circular.

The human resources committee and the board welcome questions and comments about executive compensation at Scotiabank. We maintain an open dialogue with shareholders and consider all feedback. See the back cover for our contact information.

5. SHAREHOLDER PROPOSAL This year you will be asked to consider one proposal. You can read the proposal and the reasons why the board recommends voting against it on page 22.	The board recommends you vote against the proposal

The deadline for submitting proposals to be considered at next year’s annual meeting is November 8, 2017. Proposals should be sent to the Corporate Secretary of The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1.

SHAREHOLDER APPROVAL

Each item being put to a vote requires the approval of a majority of votes cast in person or by proxy at the meeting, other than the election of directors, which is subject to our majority voting policy (see page 28).

You (or your proxyholder) can vote as you (or your proxyholder) wish on any other items of business properly brought before the meeting (or a reconvened meeting if there is an adjournment). As of the date of this circular, we are not aware of other matters that will be brought before the meeting.

Management does not contemplate that any nominated director will be unable to serve as a director. If, however, this does occur for any reason during or prior to the meeting, the individuals named in your proxy form or voting instruction form as your proxyholder can vote for another nominee at their discretion.

Management proxy circular	5

Information about voting

WHO CAN VOTE

You are entitled to one vote per common share held on February 7, 2017, the record date.

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•     the Government of Canada or any of its agencies

•    the government of a province or any of its agencies

•     the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•    any person who has acquired more than 10% of any class of shares of the bank.

Also, if a person, or an entity controlled by a person, beneficially owns shares that in total are more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the shares (unless permitted by the Minister of Finance).

Our directors and officers are not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of our outstanding shares, as of the record date.

HOW TO VOTE

You can vote in person or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). How you vote depends on whether you are a registered or a non-registered (beneficial) shareholder. You are a registered shareholder if the shares you own are registered directly in your name. Your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee or financial institution. Please read these instructions carefully.

Outstanding common shares 1,208,253,491 on February 1, 2017, the date of this circular 1,208,279,724 on February 7, 2017, the record date

	Non-registered (beneficial) shareholders	Registered shareholders
	Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a non-registered shareholder, so you must follow the instructions from your intermediary to vote.	We have sent you a proxy form with this package. A proxy is a document that authorizes someone else to attend the meeting and vote for you.
If you want to come to the meeting and vote in person

Follow the instructions on the voting instruction form.

In most cases, you will simply print your name in the space provided for appointing a proxyholder and return the voting instruction form as instructed by your intermediary. Your intermediary may also allow you to do this online. Do not complete the voting section of the voting instruction form, because you will be voting at the meeting.

If the voting instruction form does not provide a space for appointing a proxyholder, you may have to indicate on the voting instruction form that you wish to attend the meeting. Follow the instructions on the voting instruction form to make this request, and your intermediary will send you a legal proxy that you must return to our transfer agent, Computershare Trust Company of Canada (Computershare) by the proxy deadline of 5 p.m. (Eastern) on April 3, 2017.

Please register with Computershare when you arrive at the meeting.

Do not complete the proxy form or return it to us. Please bring it with you to the meeting. Please register with Computershare when you arrive at the meeting.
If you do not plan to attend the meeting

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

Complete the proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

6	Scotiabank

ABOUT THE MEETING

	Non-registered (beneficial) shareholders	Registered shareholders
Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting instructions from your intermediary by no later than the proxy deadline, which is 5 p.m. (Eastern) on April 3, 2017.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 5 p.m. (Eastern) on April 3, 2017.

You may return your proxy in one of the following ways:

•    by mail, in the envelope provided

•    by fax, to 1 (866) 249-7775 (if faxing within Canada and the United States) or (416) 263-9524 (other countries)

•    using the internet. Go to www.investorvote.com and follow the instructions online.

Changing your mind

If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•    our Corporate Secretary, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Executive Offices, 44 King Street West, Toronto, Ontario, Canada M5H 1H1

Attention: Julie Walsh, Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer,

Fax: (416) 866-5090

•    Craig Thompson, Senior Vice President, Atlantic Region, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Head Office, 1709 Hollis Street, Halifax, Nova Scotia, Canada B3J 1W1

Fax: 1 (877) 841-9920

•     the Chairman of the meeting, before the meeting starts or any adjourned meeting reconvenes.

You can also revoke your proxy in any other way permitted by law. You can change your voting instructions by voting again using the internet or fax. Your voting instructions must be received by Computershare by the proxy deadline noted above, or by voting in person at the meeting.

Management proxy circular	7

How to vote by proxy

Appointing your proxyholder

Your proxy form or voting instruction form names Thomas O’Neill or Brian Porter, each a director of the bank, as your proxyholder. You have the right to appoint someone else to represent you at the meeting. Simply print the person’s name in the blank space on the form or, if voting using the internet, follow the instructions online. Your proxyholder does not have to be a shareholder of the bank. Your proxyholder must attend the meeting to vote for you.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice, but are under no obligation to accept or reject a late proxy.

How your proxyholder will vote

Your proxyholder must vote according to the instructions you provide on your proxy form or voting instruction form (for directors and the appointment of auditors, you may either vote for or withhold. For the advisory resolution on our approach to executive compensation you may vote for or against. For shareholder proposals, you may either vote for, against or abstain). If you do not specify how you want to vote, your proxyholder can vote your shares as he or she wishes. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement or adjournment.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote, Thomas O’Neill or Brian Porter will vote for you as follows:

•    for the election of the nominated directors to the board

•     for the appointment of the shareholders’ auditors

•     for the advisory resolution on our approach to executive compensation

•    against the shareholder proposal.

CONFIDENTIALITY

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with us when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

QUORUM

A minimum of 25% of all eligible votes must be represented at the meeting for it to take place.

VOTING RESULTS

We will file the voting results (including details about the percentage of support received for each item of business) with securities regulators after the meeting and also post the results on our website.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS

Shareholders may sign up for electronic delivery of shareholder materials, including this circular, as follows:

•    Beneficial owners may go to www.proxyvote.com, use the control number provided on the voting instruction form and click on ‘Go Paperless’ to enroll

•     Registered shareholders who hold share certificates or receive statements from a direct registration system may go to www.investorcentre.com, use the holder account number on the form of proxy, and click on ‘Sign up for eDelivery’ to enroll.

QUESTIONS?

Please contact Computershare with any questions. See the back cover for their contact information.

8	Scotiabank

ABOUT THE MEETING

About the nominated directors

This year 15 directors are proposed for election to our board.

They each bring a range of skills, experience and knowledge to the table. As a group, they have been selected based on their collective skills and ability to contribute to the broad range of issues the board considers when overseeing our business and affairs. You can learn more about our expectations for directors and how the board functions beginning on page 27.

INDEPENDENCE

13 of our 15 nominated directors are independent and have never served as an executive of the bank. Having an independent board is one of the ways we make sure the board is able to operate independently of management and make decisions in the best interests of
Scotiabank and our shareholders. Brian Porter is not independent because of his role as the bank’s President and Chief Executive Officer (President and CEO). Eduardo Pacheco is not
independent because of his business relationships with Scotiabank and our subsidiary
Banco Colpatria Multibanca Colpatria S.A. (Banco Colpatria).

DIVERSITY

Each director has a wealth of experience in leadership and strategy development. The combination and diversity of their skills, experience, location and gender are key as they bring unique perspectives to the board (read about how we broadly define diversity on page 29).

Key skills and experience

13 of our 15 nominated directors are independent

TENURE AND TERM LIMITS

Balancing the combination of longer serving directors with newer directors allows the board to have the insight of experience while also being exposed to fresh perspectives. Our average board tenure among the nominated directors is 3.9 years (you can read more about tenure and term limits on page 34).

Management proxy circular	9

DIRECTOR PROFILES

Each nominated director has provided the information about the Scotiabank shares they own or exercise control or direction over. This information and the details about the director deferred share units (DDSUs) they hold, is as of October 31, 2016 unless otherwise indicated. The value of common shares and DDSUs is calculated using $72.08 (the closing price of our common shares on the Toronto Stock Exchange (TSX) on October 31, 2016) for 2016 and $61.49 (the closing price of our common shares on the TSX on October 30, 2015) for 2015. The equity ownership requirement was $600,000 in Scotiabank equity in each year.

The attendance figures reflect the number of board and committee meetings held in fiscal 2016 and each nominee’s attendance for the time they served as a director or committee member.

We have strengthened our director equity ownership requirements for fiscal 2017. See page 21 for details.

Thomas C. O’Neill Toronto, Ontario, Canada Director since 2008 Age 71 Not eligible for re-election in April 2019 Attended 2016 annual meeting — received 96.5% votes for	Thomas O’Neill is Chairman of the Board of Scotiabank. He is the retired Chair of the Board of PwC Consulting. Mr. O’Neill was formerly Chief Executive Officer of PwC Consulting, Chief Operating Officer of PricewaterhouseCoopers LLP, Global, Chief Executive Officer of PricewaterhouseCoopers LLP, Canada, and Chair of the Board and Chief Executive Officer of Price Waterhouse Canada. He holds a B.Comm. from Queen’s University and is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario (CPA Ontario). In September 2013, Mr. O’Neill received the ICAO Award of Outstanding Merit from CPA Ontario, which is CPA Ontario’s highest honour.						Independent Key skills and experience Accounting/Audit Financial services Governance Risk management Technology Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 36 of 37 / 97%
			Meeting attendance	Committees			Meeting attendance
	Board (Chairman)		8 of 8 / 100%	Audit and conduct review			8 of 8 / 100%
				Corporate governance			5 of 5 / 100%
				Human resources			7 of 7 / 100%
				Risk			8 of 9 / 89%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	11,300	40,619	51,919	$2,927,818	$3,742,322	6.2x
	2015	11,300	32,750	44,050	$2,013,798	$2,708,635	4.5x
	Change	0	7,869	7,869	$914,020	$1,033,687

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Adecco, S.A. (2004 – present) (vice-chairman)			Corporate governance | Nomination and compensation
	Loblaw Companies Limited (2003 – present) (lead director)			Governance, employee development, nominating and compensation (chair)
BCE Inc. (2003 – 2016) (chair since 2009)
Nexen Inc. (2002 – 2013)
1. Mr. O’Neill is retiring and not standing for re-election at Adecco’s April 20, 2017 annual meeting.

10	Scotiabank

ABOUT THE MEETING

Nora A. Aufreiter Toronto, Ontario, Canada Director since 2014 Age 57 Not eligible for re-election in April 2030 Attended 2016 annual meeting — received 99.7% votes for	Nora Aufreiter is a corporate director and a former Senior Partner and leader of McKinsey & Company’s Toronto office, an international management consulting firm. Throughout her 27 year career at McKinsey & Company, she worked extensively in Canada, the United States and internationally serving her clients in consumer-facing industries, including retail, consumer and financial services, energy and the public sector. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at Western University and a M.B.A. from Harvard Business School.						Independent Key skills and experience Finance Financial services Governance Human resources and executive compensation Technology
OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 20 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		8 of 8 / 100%	Audit and conduct review Corporate governance Human resources			4 of 4 / 100% 5 of 5 / 100% 3 of 3 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	1,000	4,302	5,302	$310,088	$382,168	0.64x
	2015	780	2,287	3,067	$140,628	$188,590	0.31x
	Change	220	2,015	2,235	$169,460	$193,578

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	The Kroger Co. (2014 – present)			Financial policy | Public responsibility
Effective April 12, 2016, Ms. Aufreiter joined the Human Resources Committee and ceased to be a member of the Audit and Conduct Review Committee.

Guillermo E. Babatz Mexico City, Mexico Director since 2014 Age 48 Not eligible for re-election in April 2029 Attended 2016 annual meeting — received 99.6% votes for	Guillermo Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comisión Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. Mr. Babatz holds a B.A. (in economics) from the Instituto Tecnológico Autónomo de México (ITAM) in Mexico City, and a Ph.D. (in economics) from Harvard University.						Independent Key skills and experience Capital markets Finance Financial services Public policy Risk management Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 25 of 25 /100%
			Meeting attendance	Committees			Meeting attendance
	Board		8 of 8 / 100%	Audit and conduct review			8 of 8 / 100%
				Risk			9 of 9 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	1,019	5,317	6,336	$383,249	$456,699	0.76x
	2015	819	3,257	4,076	$200,273	$250,633	0.42x
	Change	200	2,060	2,260	$182,976	$206,066

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Fibra MTY, S.A.P.I. de C.V. (2015 – present)			Investment

Management proxy circular	11

Scott B. Bonham Atherton, California, U.S.A. Director since January 2016 Age 55 Not eligible for re-election in April 2028 Attended 2016 annual meeting — received 99.7% votes for

Scott Bonham is a corporate director and the co-founder of Intentional Capital, a privately-held real estate asset management company. Mr. Bonham is also an active board member of the C100, an association that connects Canadian entrepreneurs and companies with its Silicon Valley network. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to GGV Capital, he served as Vice President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham has a B.Sc. (in electrical engineering) from Queen’s University and a M.B.A. from Harvard Business School.

Independent Key skills and experience Capital markets Finance Governance Risk management Technology
OVERALL BOARD AND COMMITTEE ATTENDANCE: 13 of 13 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		7 of 7 / 100%	Audit and conduct review Corporate governance			4 of 4 / 100% 2 of 2 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	1,000	2,421	3,421	$174,506	$246,586	0.41x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Loblaw Companies Limited (2016 – present)			Audit
	Magna International Inc. (2012 – present)			Audit | Enterprise risk oversight
Effective April 12, 2016, Mr. Bonham joined the Audit and Conduct Review Committee and the Corporate Governance Committee.

Charles H. Dallara, Ph.D. Oak Hill, Virginia, U.S.A. Director since 2013 Age 68 Not eligible for re-election in April 2024 Attended 2016 annual meeting — received 99.7% votes for	Charles Dallara is the Executive Vice Chairman of the Board of Directors of Partners Group Holding AG and Chairman of the Americas, based in New York. He has 40 years of industry experience. Prior to joining the Partners Group in 2013, he was the Managing Director and Chief Executive Officer of the Institute of International Finance from 1993 to 2013. Previously, he was a Managing Director at J.P. Morgan & Co. In addition, Dr. Dallara has held senior positions in the U.S. Department of the Treasury and with the IMF. He holds a B.Sc. (in economics) from the University of South Carolina, a M.A., a M.A. (in law and diplomacy) and a Ph.D. from the Fletcher School of Law and Diplomacy at Tufts University.						Independent Key skills and experience Corporate social responsibility Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		8 of 8 / 100%	Audit and conduct review			8 of 8 / 100%
				Corporate governance Risk			3 of 3 / 100% 4 of 4 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	1,500	5,526	7,026	$398,314	$506,434	0.84x
	2015	1,500	3,456	4,956	$212,509	$304,744	0.51x
	Change	0	2,070	2,070	$185,805	$201,690

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Partners Group Holding AG (2013 – present)			Markets
Effective April 12, 2016, Dr. Dallara joined the Risk Committee and ceased to be a member of the Corporate Governance Committee.

12	Scotiabank

ABOUT THE MEETING

William R. Fatt Toronto, Ontario, Canada Director since 2015 Age 65 Not eligible for re-election in April 2025 Attended 2016 annual meeting — received 99.1% votes for

William Fatt is a corporate director and the former Chairman and Chief Executive Officer of FRHI Hotels & Resorts, which operates hotels around the world. Mr. Fatt has over 30 years of finance, investment, capital markets and international experience. He has held senior executive roles throughout his career, including Executive Vice President and Chief Financial Officer at Canadian Pacific Limited. Mr. Fatt has also served as a director of several Canadian public issuers over his distinguished career. He is currently a member of the board of directors of The Jim Pattison Group Inc. He has a B.A. (in economics) from York University.

Independent Key skills and experience Accounting/Audit Finance Governance Human resources and executive compensation Risk management Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	8 of 8 / 100%		Audit and conduct review			8 of 8 / 100%
				Human resources			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	25,684	5,745	31,429	$414,100	$2,265,402	3.8x
	2015	15,684	2,448	18,132	$150,528	$1,114,937	1.9x
	Change	10,000	3,297	13,297	$263,572	$1,150,465

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Canadian Pacific Railway Limited (2016 – present)						Audit | Finance (chair)

Tiff Macklem, Ph.D. Toronto, Ontario, Canada Director since 2015 Age 55 Not eligible for re-election in April 2031 Attended 2016 annual meeting — received 99.7% votes for	Tiff Macklem is Dean of the Rotman School of Management at the University of Toronto. Previously, he served as Senior Deputy Governor and Chief Operating Officer of the Bank of Canada (from July 2010 to May 2014). Prior to his appointment at the Bank of Canada, Dr. Macklem served as Associate Deputy Minister of the federal Department of Finance and Canada’s finance deputy at the G7 and G20. He also served as Chair of the Standing Committee on Standards Implementation of the Financial Stability Board. Dr. Macklem holds a B.A. (Honours) in economics from Queen’s University, and a M.A. and a Ph.D. (in economics) from the University of Western Ontario.						Independent Key skills and experience Finance Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 25 of 25 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		8 of 8 / 100%	Audit and conduct review			8 of 8 / 100%
				Risk			9 of 9 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	1,110	4,376	5,486	$315,422	$395,431	0.66x
	2015	777	1,139	1,916	$70,037	$117,815	0.20x
	Change	333	3,237	3,570	$245,385	$277,616

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—

Management proxy circular	13

Eduardo Pacheco Bogota, Colombia Director since 2015 Age 64 Not eligible for re-election in April 2028 Attended 2016 annual meeting — received 98.1% votes for	Eduardo Pacheco is the Chief Executive Officer and a director of Mercantil Colpatria S.A., a role he has held since 1997. He is the Chairman of Banco Colpatria Multibanca Colpatria S.A. and Mineros S.A., and a member of the Superior Council of Universidad de los Andes. Mr. Pacheco graduated as an Economist from Universidad de los Andes and has a M.B.A. from New York University.						Not independent Key skills and experience Accounting/Audit Corporate social responsibility Finance Financial services Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 15 of 17 / 88%
			Meeting attendance	Committees			Meeting attendance
	Board		7 of 8 / 88%	Risk			8 of 9 / 89%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	2,250	3,676	5,926	$264,966	$427,146	0.71x
	2015	2,250	317	2,567	$19,492	$157,845	0.26x
	Change	0	3,359	3,359	$245,474	$269,301

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Mineros S.A. (1982 – present) (chair)			—

Brian J. Porter Toronto, Ontario, Canada Director since 2013 Age 58 Eligible for re-election while President and CEO Attended 2016 annual meeting — received 99.7% votes for

Brian Porter is President and Chief Executive Officer of Scotiabank. He joined Scotiabank in 1981, and has progressed through a series of increasingly senior positions across the bank. Mr. Porter served as the bank’s Chief Risk Officer from 2005 to 2008, as Group Head of Risk and Treasury from 2008 to 2010 and as Group Head of International Banking from 2010 to 2012. He was appointed President of Scotiabank in November 2012. He assumed the role of Chief Executive Officer on November 1, 2013. Mr. Porter is currently a member of the board of directors of the Institute of International Finance (IIF) where he serves as Vice-Chairman and Treasurer. He is also the incoming chair of the University Health Network (UHN) Board of Trustees.

Mr. Porter earned a B.Comm. from Dalhousie University, and was awarded an Honorary Doctor of Laws (LLD) from Dalhousie University in 2008. He is a graduate of the Advanced Management Program at the Harvard Business School.

							Not independent Key skills and experience Capital markets Finance Financial services Public policy Risk management
	OVERALL BOARD AND COMMITTEE ATTENDANCE: 8 of 8 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	8 of 8 / 100%		—			—

	EQUITY OWNERSHIP				Total common shares, DSUs and PSUs	Value of DSUs	Value of common shares, DSUs and PSUs[1]
	Year	Common shares	DSUs	PSUs
	2016	97,327	16,130	202,713	316,170	$1,162,650	$22,789,581
	2015	96,853	15,424	141,056	253,333	$948,431	$15,577,461
	Change	474	706	61,657	62,837	$214,219	$7,212,120

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	Scotia Group Jamaica Limited (2010 – 2013)
	Scotiabank Trinidad & Tobago Limited (2010 – 2013)

1.  Mr. Porter has an equity ownership requirement of eight times his base salary and he exceeds the requirement. Common shares, DSUs, PSUs, and holdings through our Employee Share Ownership Plan count towards this requirement. See pages 51 and 71 for details.

14	Scotiabank

ABOUT THE MEETING

	Una Power is a corporate director and the former Chief Financial Officer of Nexen Energy ULC, a former publicly-traded energy company that is a wholly-owned subsidiary of CNOOC Limited. During her 24 year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.						Independent Key skills and experience Accounting/Audit Capital markets Finance Risk management Technology Designated audit committee financial expert
Una M. Power Calgary, Alberta, Canada Director since April 2016 Age 52 Not eligible for re-election in April 2028 Attended 2016 annual meeting — received 99.7% votes for
OVERALL BOARD AND COMMITTEE ATTENDANCE: 11 of 11 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		4 of 4 / 100%	Audit and conduct review Human resources			4 of 4 / 100% 3 of 3 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	2,500	1,700	4,200	$122,536	$302,736	0.50x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Kinross Gold Corporation (2013 – present)			Audit and risk | Corporate responsibility and technical
Effective April 12, 2016, Ms. Power joined the Audit and Conduct Review Committee and the Human Resources Committee.

Aaron W. Regent Toronto, Ontario, Canada Director since 2013 Age 51 Not eligible for re-election in April 2028 Attended 2016 annual meeting — received 99.1% votes for	Aaron Regent is the Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Niobec Inc. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a chartered accountant and a Fellow of CPA Ontario.						Independent Key skills and experience Accounting/Audit Capital markets Corporate social responsibility Finance Human resources and executive compensation
OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	8 of 8 / 100%		Human resources (chair)			7 of 7 / 100%
				Risk			9 of 9 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	6,870	12,774	19,644	$920,750	$1,415,940	2.4x
	2015	6,870	8,407	15,277	$516,946	$939,383	1.6x
	Change	0	4,367	4,367	$403,804	$476,557

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Potash Corporation of Saskatchewan Inc. (2015 – present)				Audit | Human resources & compensation
Barrick Gold Corporation (2009 – 2012)
African Barrick Gold Plc (2009 – 2012)

Management proxy circular	15

Indira V. Samarasekera, O.C., Ph.D. Vancouver, British Columbia, Canada Director since 2008 Age 64 Not eligible for re-election in April 2021 Attended 2016 annual meeting — received 99.6% votes for	Indira Samarasekera is a senior advisor at Bennett Jones LLP and a corporate director. Dr. Samarasekera was President and Vice Chancellor of the University of Alberta from 2005 to 2015 and prior to that, the Vice President, Research at the University of British Columbia from 2000 to 2005. She is a member of the Trilateral Commission. Dr. Samarasekera holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from the University of British Columbia. She is an Officer of the Order of Canada and a Foreign Associate of the US National Academy of Engineering.						Independent Key skills and experience Corporate social responsibility Governance Human resources and executive compensation Public policy Technology
OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 20 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		8 of 8 / 100%	Corporate governance			5 of 5 / 100%
				Human resources			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	1,948	29,619	31,567	$2,134,938	$2,275,349	3.8x
	2015	1,948	25,125	27,073	$1,544,936	$1,664,719	2.8x
	Change	0	4,494	4,494	$590,002	$610,630

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	TransCanada Corporation (2016 – present)			Audit | Governance
	Magna International Inc. (2014 – present)			Corporate governance, compensation and nominating

Susan L. Segal New York, New York, U.S.A. Director since 2011 Age 64 Not eligible for re-election in April 2023 Attended 2016 annual meeting — received 99.4% votes for	Susan Segal was elected President and Chief Executive Officer of the Americas Society and Council of the Americas in August 2003. Previously, she was a banker for over 25 years with JPM Chase and its predecessor banks. Ms. Segal received a B.A. from Sarah Lawrence College and a M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos award and in September 2012, Mexican President Calderón awarded her with the Aguila Azteca, the highest award given to a foreigner.						Independent Key skills and experience Capital markets Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		8 of 8 / 100%	Corporate governance (chair)			5 of 5 / 100%
				Risk			9 of 9 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	1,000	17,072	18,072	$1,230,550	$1,302,630	2.2x
	2015	1,000	12,746	13,746	$783,752	$845,242	1.4x
	Change	0	4,326	4,326	$446,798	$457,388

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	MercadoLibre, Inc. (2012 – present)			Audit

16	Scotiabank

ABOUT THE MEETING

Barbara S. Thomas Belleair, Florida, U.S.A. Director since 2004 Age 67 Not eligible for re-election in April 2020 Attended 2016 annual meeting — received 99.3% votes for	Barbara Thomas is a corporate director, following retirement from a broad career in brand management and consumer goods. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and served as a director of Blue Cross Blue Shield of Florida, Spectrum Brands, Inc. and The Dial Corporation. Ms. Thomas received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.						Independent Key skills and experience Corporate social responsibility Finance Financial services Governance Human resources and executive compensation
OVERALL BOARD AND COMMITTEE ATTENDANCE: 20 of 20 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		8 of 8 / 100%	Corporate governance			5 of 5 / 100%
				Human resources			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	13,021	20,631	33,652	$1,487,082	$2,425,636	4.0x
	2015	13,021	16,530	29,551	$1,016,430	$1,817,091	3.0x
	Change	0	4,101	4,101	$470,652	$608,545

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—
Ms. Thomas was a director of Spectrum Brands, Inc. prior to September 2, 2009. It filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in February 2009.

L. Scott Thomson Vancouver, British Columbia, Canada Director since April 2016 Age 47 Not eligible for re-election in April 2028 Attended 2016 annual meeting — received 98.4% votes for	Scott Thomson is the President and Chief Executive Officer of Finning International Inc., the world’s largest Caterpillar equipment dealer. Prior to joining Finning in 2013, Mr. Thomson was Chief Financial Officer of Talisman Energy Inc. with responsibility for finance, tax, treasury, investor relations, marketing, business development and strategy, planning and performance management from 2008 to 2013. Prior to Talisman, Mr. Thomson held several executive positions with Bell Canada Enterprises from 2003 to 2008 including the role of Executive Vice President, Corporate Development. Prior to Bell, Mr. Thomson was a Vice President at Goldman, Sachs & Co. Mr. Thomson holds a B.A. (in economics and political science) from Queen’s University and a M.B.A. from the University of Chicago.						Independent Key skills and experience Accounting/Audit Capital markets Finance Financial Services Human resources and executive compensation Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 10 of 10 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		4 of 4 / 100%	Audit and conduct review Corporate governance			4 of 4 / 100% 2 of 2 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2016	2,670	1,700	4,370	$122,536	$314,990	0.52x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Finning International Inc. (2013 – present)			Safety, environment & social responsibility
Interfor Corporation (2012 – 2016)
Effective April 12, 2016, Mr. Thomson joined the Audit and Conduct Review Committee and the Corporate Governance Committee.

Management proxy circular	17

Meeting attendance

The table below shows the number of board and committee meetings held in fiscal 2016 and the overall meeting attendance of the relevant members for that period, including directors who have retired or are retiring from the board (see below).

There were also meetings with regulators, shareholders or shareholder representative groups, which are not shown in the table below. You can find the details about each director’s meeting attendance in the director profiles beginning on page 10.

	Meetings	Attendance
Board	8	99%
Audit and conduct review	8	100%
Corporate governance	5	100%
Human resources	7	100%
Risk	9	97%
Total number of meetings	37	99%

The table below shows the board and committee meeting attendance in fiscal 2016 of retiring or retired directors. Ronald Brenneman and Paul Sobey are retiring from the board on April 4, 2017. Ashleigh Everett retired from the board on April 12, 2016.

	Meetings	Attendance
Ronald Brenneman
Board	8 of 8	100%
Human Resources	7 of 7	100%
Risk (chair)	9 of 9	100%
Paul Sobey
Board	8 of 8	100%
Audit and conduct review (chair)	8 of 8	100%
Risk	9 of 9	100%
Ashleigh Everett
Board	4 of 4	100%
Corporate governance	3 of 3	100%
Human resources	4 of 4	100%

18	Scotiabank

ABOUT THE MEETING

Director compensation

Our director compensation program is designed to attract and retain qualified individuals while aligning the interests of our directors and shareholders.

The corporate governance committee conducts an extensive review of director compensation against a comparator group of Canada’s largest financial institutions (Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, Sun Life Financial and Manulife Financial) and large-capitalization companies in the TSX 60 Index (including BCE, Canadian Tire, CN Rail, Magna, Suncor and TransCanada). The committee also considers trends and compensation structures at other comparable international financial institutions.

The committee reviews director compensation every year to make sure our program is appropriate so we can continue to retain and attract qualified professionals to our board and in terms of shareholder value given the risks, responsibilities, time commitment, work load, complexity of issues and decision-making, and the skills required of the board.

PROGRAM ELEMENTS

The table below shows our fee schedule for fiscal 2016. Directors were required to take $120,000 of their retainer in common shares or DDSUs. The Chairman’s retainer is higher and committee chairs receive a chair retainer, to recognize their additional responsibilities in these leadership roles.

Mr. Porter does not receive fees for serving as a director because he is compensated in his role as President and CEO.

In addition, directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business.

Our director fee structure reinforces director engagement, is predictable, transparent and easy to administer, regardless of the number of meetings held during the year.

Annual board retainers
Chairman ($120,000 must be taken in common shares or DDSUs)	$400,000
All other directors ($120,000 must be taken in common shares or DDSUs)	$200,000
Annual committee chair retainers
audit and conduct review | human resources | risk	$50,000
corporate governance	$25,000
Travel fee
Directors whose principal residence is 300km or more from Toronto or outside of Canada	$10,000

Management proxy circular	19

2016 DIRECTOR COMPENSATION TABLE

The table below shows the fees paid to directors in fiscal 2016. As President and CEO of the bank, Mr. Porter does not receive fees for serving as a director.

	Retainers				Total fees earned ($)	All other compensation ($)	Total ($)	Portion of total bank director fees received as DDSUs (%)
Name	Board ($)	Committee chair ($)	Non-executive Chairman ($)	Travel ($)
N. Aufreiter	200,000	–	–	–	200,000	–	200,000	60
G. Babatz[1]	200,000	–	–	10,000	210,000	124,177	334,177	57
S. Bonham[2]	153,763	–	–	7,688	161,451	–	161,451	100
R. Brenneman	200,000	50,000	–	10,000	260,000	–	260,000	46
C. Dallara	200,000	–	–	10,000	210,000	–	210,000	57
A. Everett[3]	89,444	–	–	4,472	93,916	6,128	100,044	100
W. Fatt	200,000	–	–	–	200,000	–	200,000	100
T. Macklem	200,000	–	–	–	200,000	–	200,000	100
T. O’Neill	–	–	400,000	–	400,000	–	400,000	100
E. Pacheco[4]	200,000	–	–	10,000	210,000	1,326,549	1,536,549	100
U. Power[5]	110,556	–	–	5,528	116,084	–	116,084	100
A. Regent	200,000	50,000	–	–	250,000	–	250,000	100
I. Samarasekera	200,000	–	–	10,000	210,000	–	210,000	100
S. Segal	200,000	25,000	–	10,000	235,000	–	235,000	100
P. Sobey	200,000	50,000	–	10,000	260,000	–	260,000	100
B. Thomas	200,000	–	–	10,000	210,000	–	210,000	100
S. Thomson[6]	110,556	–	–	5,528	116,084	–	116,084	100
TOTAL	2,864,319	175,000	400,000	103,216	3,542,535	1,456,854	4,999,389

1.	Mr. Babatz earned 1,750,000 Mexican pesos in fiscal 2016 for serving as Chairman of Groupo Financiero Scotiabank Inverlat and five of its subsidiaries (C$124,177 based on the October 31, 2016 exchange rate of 0.07095835).
2.	Mr. Bonham was appointed to the board on January 25, 2016 and received pro-rated fees.
3.	Ms. Everett retired from the board on April 12, 2016. She was given a gift on her retirement valued at $1,128. A $5,000 charitable donation was made in honour of Ms. Everett’s retirement. She did not receive any financial benefit from this donation.
4.	Mr. Pacheco received 2,972,127,100 Colombian pesos in fiscal 2016 for serving as Chairman of Banco Colpatria and for services provided to Banco Colpatria and two of its subsidiaries pursuant to employment agreements (C$1,326,549 based on the October 31, 2016 exchange rate of 0.00044633).
5.	Ms. Power was elected a director of the Bank on April 12, 2016 and received pro-rated fees.
6.	Mr. Thomson was elected a director of the Bank on April 12, 2016 and received pro-rated fees.

NEW FOR 2017

In recognition of increasing responsibilities and to remain competitive for director talent, the board approved the following fee structure, effective November 1, 2016, along with new equity ownership requirements.

Annual board retainers
Chairman ($170,000 must be taken in common shares or DDSUs)	$450,000
All other directors ($145,000 must be taken in common shares or DDSUs)	$225,000
Annual committee chair retainers
audit and conduct review | human resources | risk	$50,000
corporate governance	$25,000
Travel fee
Directors whose principal residence is 300km or more from Toronto or outside of Canada	$10,000

20	Scotiabank

ABOUT THE MEETING

Director equity ownership

We believe it is important for our directors to have a significant stake in the bank and to align their interests with those of other shareholders.

Effective November 1, 2016, directors are required to hold $725,000 in common shares and/or DDSUs, which is five times the portion of the board retainer which must be taken in equity. The Chairman is required to hold $850,000 in equity, which is five times the equity portion of his annual retainer. Directors have five years to meet this requirement and they must maintain their equity investment while serving on the board. All directors are also expected to own at least 1,000 common shares, which may form part of the above requirement, and are expected to meet this share ownership requirement within six months of joining the board (unless there are unique or exceptional circumstances).

Directors must take $145,000 of their board retainer in either bank common shares (by participating in the directors’ share purchase plan) or DDSUs each year, even after they have met the director equity ownership requirements. The Chairman must take $170,000 of his retainer in equity each year, regardless of whether the equity ownership requirement has been met. Remaining fees can be taken in cash, common shares or DDSUs. None of the directors currently participate in the directors’ share purchase plan.

Directors do not participate in the bank’s pension plans or any other compensation plans. We do not grant stock options to directors.

Directors have five years to meet the new equity holding requirements. All directors own at least 1,000 common shares in the bank.

As President and CEO, Mr. Porter has an equity ownership requirement of eight times his base salary and he exceeds this requirement.

Director prohibitions against monetizing or hedging

Directors are not allowed to monetize or hedge their economic interest in Scotiabank securities as DDSUs are not transferable, and the use of short sales, calls or puts on the bank’s securities is prohibited under the Bank Act.

About DDSUs

DDSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk.

Directors can redeem their DDSUs for cash only after they leave the board. Their redemption value is equal to the market value of our common shares at the time of redemption.

DDSUs earn dividend equivalents at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights.

Management proxy circular	21

Shareholder proposal

The following proposal and accompanying statement was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montréal, Quebec, H2X 1X3. The proposal was submitted in French and translated into English by Scotiabank.

The board recommends you vote against the proposal for the reasons set out after the proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote against this proposal.

PROPOSAL NO. 1

Withdrawal from Tax Havens

It is proposed that the Board of Directors adopt a policy of withdrawal from tax havens1 or “low tax jurisdictions”.

In April 2016, the Panama Papers attracted plenty of media attention. They referred to internal documents of Mossack Fonseca, a law firm established in Panama with offices throughout the globe and among the largest creators of shell companies in the world.

According to its latest annual report, The Bank of Nova Scotia has branches in the British Virgin Islands.

Although not illegal, tax avoidance is immoral.

Here are a few numbers2 that properly illustrate the scale of tax avoidance in Canada:

•	$300 billion Estimated wealth accumulated by Canadian individuals in tax havens according to a study published in 2014 by the economist Gabriel Zucman;

•	$6 billion Estimated annual loss of tax revenues for Canada;

•	$800 million Estimated annual loss of tax revenues for Québec.

We are well aware that the presence of the Bank in tax havens benefits not only the Bank but also its shareholders: by reducing its tax liability, the Bank generates more profits that translate into healthy dividends for its shareholders. Is it possible to quantify the additional amount of dividends paid that results from the Bank’s presence in tax havens and tax avoidance? Surely a large number of shareholders would be willing to sacrifice such additional income in order to live in accordance with their values and invest in a financial institution committed to paying its fair share of tax? All of these issues, including that of the risk incurred, should be formally addressed by the Bank in its documentation, including its CSR report.

Therefore, it is proposed that the Board of Directors adopt a policy of withdrawal from such tax havens or “low tax jurisdictions”.

The bank’s position

Scotiabank is a global bank and offers a variety of banking services to customers in the jurisdictions in which we operate. Scotiabank has branches in the British Virgin Islands (“BVI”) and has been carrying on business there since 1967, overseen by stringent regulation. Our subsidiary, Scotiabank (British Virgin Islands) Limited has almost 70 employees and offers a complete range of retail and commercial banking services. Its customers include governments, corporations and individuals. Over half of its loan portfolio is for residential purposes and assists BVI residents in home ownership. Scotiabank offers banking services where the needs of our customers meet our business objectives – and this includes the BVI. In doing so, we are also responsible for paying our fair share of taxes owed in these jurisdictions. We note that although the BVI is a low tax jurisdiction and is a small contributor to our global profits, a very large percentage of our global customers are in high tax jurisdictions, where we also pay tax.

Scotiabank believes in paying our fair share of taxes globally and in doing so, we follow both the letter and spirit of the law. As described on page 10 of our annual Public Accountability Statement, which is on our website, we paid $2.9 billion of taxes representing 28% of our pre-tax earnings in fiscal 2015. That is approximately $1 for every $3 we earn globally.

[1]	Tax havens or secrecy jurisdictions as defined, notably, in the Financial Secrecy Index of the Tax Justice Network: http://www.financialsecrecyindex.com/
[2]	http://www.lapresse.ca/le-soleil/affaires/actualite-economique/201605/06/01-4978965-panama-papers-le-fisc-quebecois-sort-les-crocs-contre-la-banque-royale.php [available in French only]
Also, more recently, the Bahama Leaks shook the Canadian banking sector: http://ici.radio-canada.ca/nouvelles/ International/2016/09/21/012-banques-canadiennes-bahamas-leaks-rbc-cibc-scotia.shtml [available in French only]

22	Scotiabank

ABOUT THE MEETING

We also note that measures for greater tax transparency between foreign governments have become more standardized in recent years. Today, 105 countries including the BVI, Barbados, Cayman and Panama, as well as countries such as Canada, have signed on to the OECD-sponsored Multilateral Convention on Mutual Administrative Assistance in Tax Matters. Under this agreement, governments will provide each other with assistance in tax matters such as exchange of information requests, spontaneous exchanges, automatic exchanges, tax examinations abroad, simultaneous tax examinations, and assistance in tax collection. Within this convention and the base erosion and profit shifting (BEPS) work, there is a new global reporting process called Country by Country reporting (“CbC”). Beginning with fiscal 2016, multi-national groups (including Scotiabank) with consolidated revenues in excess of €750MM will be required to file CbC reports for each tax jurisdiction in which they carry on business. This will allow international tax authorities to share the amount of revenue, profit and income tax paid or accrued for every jurisdiction. In addition, economic activity indicators such as the number of employees and tangible assets will be included in the reports.

Scotiabank is committed to paying its fair share of taxes and the bank adheres to all applicable tax legislation in the countries in which it operates as well as international convention obligations for tax reporting. As Canada’s most international bank, there are many objectives that are seriously weighed in opening, continuing and closing operations in any given country, including our customer concerns and those of other stakeholders such as the communities in which we operate. Scotiabank carries on strong retail operations in countries such as BVI, and therefore cannot support MÉDAC’s proposal of adopting a policy to close down operations simply because countries such as BVI have lower tax rates. For these reasons, the board recommends shareholders vote against this proposal.

Discussion on withdrawn proposal

MÉDAC also submitted the following proposal. After discussions with the bank, MÉDAC agreed to withdraw this proposal but asked that the proposal, supporting statement and the bank’s response to this proposal be included in the circular but not voted on.

Uberization of Financial Services

It is proposed that the Board of Directors create a New Technology Committee in order to reassure shareholders as to its ability to address these new challenges, including those created by fintech companies.

Since the early 2000s and the development of Internet, consumption patterns have drastically changed. New technologies have created an environment in which innovation is the norm and such evolution inspires new ideas based on technology. Businesses like Amazon, Netflix, Airbnb and UberX are now giants for one very simple reason: they offered consumers a new way of consuming. They managed to circumvent traditional commercial barriers and more importantly traditional businesses, which are often trapped in an outdated operating mode.

While the digital revolution has transformed several business sectors, others have only very recently been affected, as they were heretofore protected by a specific regulatory environment. Such is the case of the financial sector which has now been hit full blown by such digital revolution.

Today, the financial industry’s business model is severely impacted by what are commonly referred to as “fintech companies”, i.e. financial technology companies. Such companies all have one thing in common: they want to reach their customers by proposing new relationship models. They do not offer the entire range of traditional services of such institutions, but only one or a few of them, in respect of which they offer a technical evolution. They are found in almost all fields of finance: on-line financial services, personal finance management, mobile payment, money transfers, financial management, credit, insurance.

It is imperative that the Board of Directors create a specific committee of the Board to deal not only with security but also with competition issues raised by new technologies, and propose strategies to the Board to ensure that the Bank embraces this new paradigm of development. If no such committee is created, we express deep concerns about the development of traditional Canadian banks in such context and the long term value of our investment.

The bank’s position

Scotiabank’s digital transformation is one of our key focus strategic priorities and an integral component of our overall strategy. The bank recognizes the importance that technology plays not only in banking, but in almost every aspect of our customers’ lives. Digitizing our customer interfaces, our distribution channels and our internal processes are all critical to delivering on our overall vision to provide a consistently excellent customer experience. As technology matters are so fundamental to our overall strategy, risk monitoring and future performance, the board is of the view that it is not advisable to separate these topics from our board discussions and have them addressed by a smaller number of directors.

The board is firmly of the view that technology matters should be dealt with by the full board. The board, with a wealth of experience across industries (as described in our directors’ biographies) is of the view that the board has the right mix of skills, including diverse technology experience, to oversee the bank’s digital strategy and address the technology issues facing the bank at this time.

Management proxy circular	23

Technology developments are a core component in board and committee discussions and they have been a focus in board education. In September 2015, the board visited Silicon Valley to learn about new entrants in the payments systems, cybersecurity issues and data management. This was a unique set of board meetings held over several days, as the board was provided with an in-depth opportunity to meet with and visit operations of leading technology companies and understand the issues that the financial services sector is addressing in a very different environment. This visit enabled the board to have much richer discussions with management going forward about the bank’s digital transformation and the number of new entrants in the fintech space. Technology is also a regular topic in our annual board education program.

As part of the bank’s strategy in driving a digital transformation, the bank has announced several initiatives, including: our digital partnerships with fintech companies such as Kabbage; our launch of digital factories in our priority markets of Canada, Mexico, Peru, Chile and Colombia; and our partnerships with business school faculties to develop the next generation of talent in analytics and research. In all of these endeavours, we are capitalizing on our global footprint to drive our bank forward. These initiatives have been reviewed and supported at the board level as part of our digital strategy to provide customers with a better banking experience. The board as a whole spends significant time on technology issues as they are fundamental to our overall strategy.

Although technology is always changing, how management and the board deals with these issues is consistent with how they deal with other fundamental challenges and opportunities facing the financial industry. The board is responsible for overseeing our overall strategy as we build on our momentum to keep pace with technology developments and deliver strong shareholder value. The bank agrees on the pivotal place that technology discussions must hold at the boardroom table; but they must be had with the full board and not a separate technology committee.

24	Scotiabank

2	Governance

We believe good corporate governance is an essential foundation for strong performance, and fundamental to our success: it provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders and promotes the long-term interests of shareholders.

This section discusses how governance works at Scotiabank, our board and its priorities, and what we expect from our directors.

A solid foundation of openness, integrity and accountability is key to maintaining strong, enduring relationships with our diverse stakeholders — shareholders, customers, employees and the broader community.

WHERE TO FIND IT
About the board	27
What we expect from our directors	33
Director development and assessment	36
Director compensation	19
Director equity ownership	21
Committee reports	40

AN EFFECTIVE GOVERNANCE STRUCTURE

Oversight and accountability are the cornerstones of good governance. Shareholders elect the board to supervise the management of our business and affairs. The image below shows the reporting relationships between shareholders, the board and its four committees, and management. The board approves formal mandates for the board, each committee and members of executive management. These mandates set out the key responsibilities and accountabilities for each role.

Management proxy circular	25

Important things to know

WE ARE HIGHLY REGULATED

Our corporate governance policies and practices are regulated by the Office of the Superintendent of Financial Institutions (OSFI), the Bank Act, the Canadian Securities Administrators (CSA), the SEC, and the two stock exchanges where our common shares are traded – the TSX and the New York Stock Exchange (NYSE).

WE ARE COMMITTED TO BEST PRACTICES

Our corporate governance practices meet or exceed the standards set out in the Bank Act, and the guidelines and rules of OSFI, CSA, TSX and the NYSE and SEC that apply to us.

Although we are not required to comply with most of the NYSE corporate governance rules that apply to U.S. domestic issuers, we meet or exceed these rules in all significant respects, except as summarized in the corporate governance section of our website.

The corporate governance committee reviews our corporate governance policies every year against changing regulations and emerging best practices. The board approves our corporate governance policies annually including any changes that enhance our processes and standards.

New in 2016

The board:

•

further strengthened director equity ownership requirements by raising the minimum amount of compensation directors must take in common shares or DDSUs each year and requiring directors and the Chairman to hold five times the equity portion of their respective annual retainers

•	reduced the number of other directorships directors may hold in its guidelines for assessing whether directors have the requisite time to serve as a director of the bank

•	strengthened its written diversity policy and aspires to have at least 30% of its members be women

WHAT WE DO
▶ 13 of the 15 nominated directors are independent
▶ The human resources, corporate governance and audit and conduct review committees are 100% independent
▶ We have had a separate Chairman and CEO since 2004
▶ We have individual (not slate) voting for directors
▶ We have had a majority voting policy since 2005
▶ We have had term limits for directors since 2011
▶ We have significant director equity ownership requirements
▶ We disclose directors’ holdings of Scotiabank equity
▶ Board committees have full authority to retain independent external advisors
▶ We limit the number of other public company boards our directors can serve on, and serve on together
▶ Over 30% of our nominated directors are women. Our board diversity policy also includes age, gender, ethnicity, geographic background, experience and personal characteristics
▶ We have additional qualification requirements for serving on our audit and conduct review, human resources, and risk committees
▶ The board and committees oversee the independence of the finance, risk management, compliance, anti-money laundering and audit functions
▶ The human resources committee and risk committee meet jointly to discuss compensation risk
▶ We have a formal, annual board assessment
▶ We engage with shareholders throughout the year. Shareholders and other stakeholders can contact the Chairman of the Board, independent directors and committee chairs through a variety of channels
▶ We have a formal director orientation and education program
▶ We have meeting attendance requirements for directors
▶ The quorum for director meetings is a majority of the board or committee members
▶ Directors engage with our international subsidiary boards

X WHAT WE DON’T DO

▶     We do not have a staggered board – all our directors are elected annually

▶    Management directors do not sit on board committees

▶     The Chairman does not have a deciding vote in the case of a board tie

▶    Our directors are not over boarded (we have limits on the number of public company boards directors can sit on and consideration is also given to private company boards)

▶    No director, executive or employee can monetize or hedge our common shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

▶    We do not have dual class shares, non-voting or subordinated voting shares

26	Scotiabank

GOVERNANCE

About the board

The Bank Act requires a minimum of seven directors. At least two-thirds cannot be affiliated with Scotiabank and a majority must be resident Canadians. Our board normally has between 12 and 18 directors.

This year 15 directors are nominated for election, and the board is comfortable that this is an appropriate size to generate open and engaging discussions, to make sure the committees have the right combination of skills, to allocate responsibilities appropriately and to facilitate board renewal. The board must approve any change to its size.

The board delegates day-to-day management of our affairs to executive management, up to certain limits.

STRUCTURE OF THE BOARD

Chairman of the Board

The Chairman of the Board is an independent director, responsible for leading the board in carrying out its duties and responsibilities effectively, efficiently and independent of management.

He presides over all board meetings, oversees the board committees and chairs all sessions with the independent and non-executive directors. The Chairman is directly involved in director orientation, continuing education and the board assessment process.

The Chairman acts as a resource for management, advising the President and CEO on major strategic and business issues and corporate governance matters. The Chairman meets with OSFI (our primary regulator), shareholders and other stakeholders on behalf of the board, and also meets periodically with members of the boards of directors of our subsidiaries. In 2016, the Chairman met or had discussions with the chairs of certain major subsidiary boards to discuss subsidiary governance and other matters. There is an established line of communication between the Chairman and directors of our subsidiaries.

Board committees

Four standing committees help the board carry out its duties and responsibilities. You can find descriptions of the committee mandates and membership in the committee reports starting on page 40. The corporate governance committee recommends committee composition (including committee chairs) to the board, reviews committee membership throughout the year and after the annual meeting once the board is elected. This committee also reviews Chairman of the board and committee chair succession, in light of director term limits.

Directors serve on at least one board committee. The Chairman is a member of all four committees, and each committee chair is a member of the risk committee. The President and CEO does not sit on any board committees.

Each committee’s composition requirements comply with the CSA guidelines for corporate governance, the NYSE corporate governance rules for director independence that apply to us, Bank Act provisions for affiliated directors, and the OSFI corporate governance guideline.

About the committee chairs

Committee chairs must be independent directors. Each chair is responsible for:

•	facilitating the functioning of the committee independent of management
•	overseeing the orientation of new members
•	providing input to the Chairman and the chair of the corporate governance committee on succession plans for the committee’s composition, including the role of chair

The committees support the board, with overall leadership by our Chairman who is independent from our CEO.

Independent directors met in camera without management present regularly, including at all but one board meeting in fiscal 2016. Non-executive directors met in camera without management present at every board meeting in fiscal 2016.

Copies of the committee charters, board mandate, and position descriptions for the Chairman, committee chairs and directors are posted in the corporate governance section of our website.

You can also find more information about the audit and conduct review committee in our 2016 AIF on www.sedar.com.

Management proxy circular	27

•	managing the operations of the committee to fulfill its charter and address any other matters delegated to it
•	setting the meeting agendas, presiding over all meetings, and ensuring that members have the information and resources they need to carry out their duties
•	reporting the committee’s discussions and decisions or recommendations to the board.

NOMINATING DIRECTORS

The independent corporate governance committee serves as the nominating committee of the board and is responsible for:

•	determining the selection criteria for director candidates and board committees
•	maintaining a skills matrix of the required skills, experiences and competencies as part of board succession planning
•	proposing director candidates for the board’s review and approval.

The committee maintains an evergreen list of potential candidates that is developed with a view to required skills and our corporate governance policies, including diversity. It engages external advisors as necessary to help identify candidates with the appropriate skills and experience and also encourages current board members to recommend suitable candidates.

Before a candidate is nominated, he or she meets with the chair of the corporate governance committee, the Chairman, other independent directors and the President and CEO to discuss the board’s expectations of director contribution and commitment. You can read more about key attributes and skills considered as part of our nominating process on pages 29 and 36.

In accordance with section 143 of the Bank Act, shareholders holding in the aggregate not less than 5% of the bank’s outstanding shares for the minimum period of time set out by the Bank Act may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the Bank Act for a description of the procedures to be followed.

MAJORITY VOTING POLICY

We adopted a majority voting policy in 2005 that requires any nominated director who is not elected by at least a majority of the votes cast (50% plus 1 vote), to tender his or her resignation from the board immediately following the annual meeting.

In most cases, the board will accept the offer of resignation. The corporate governance committee can, however, recommend retaining the director when there are extenuating circumstances. The committee will consider all relevant factors, including why shareholders withheld votes, the director’s length of service, qualifications and contributions to Scotiabank, and our corporate governance policies. In any case, the board will disclose its decision in a press release within 90 days of the annual meeting. The board may appoint a new director to fill the vacancy if it accepts the resignation. You can find more information about our majority voting policy in our corporate governance policies on our website.

This policy applies only to uncontested elections (elections where the number of nominated directors is the same as the number of directors to be elected).

KEY CHARACTERISTICS OF DIRECTORS

87% of our nominated directors
are independent.

Brian Porter is a non-
independent, affiliated director
because of his position as
President and CEO. Eduardo
Pacheco is a non-independent,
affiliated director because of his
business relationships
with Scotiabank and our
subsidiary Banco
Colpatria.

Independent

Having an independent board is one of the ways we make sure the board operates independently of management and makes decisions in the best interests of Scotiabank. Our independence standards, which require the majority of our directors to be independent, comply with the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. Our director independence standards can be found in the corporate governance section of our website.

28	Scotiabank

GOVERNANCE

We consider a director to be independent if he or she does not have a direct or indirect material relationship with Scotiabank, and have a robust three-step process for assessing independence:

1.	directors complete a detailed questionnaire
2.	the board reviews directors against the standards, considering all relevant facts and circumstances, including the relationship any potential director may have with us – and any relationship that their spouses, children, principal business affiliations and any other relevant individuals have with the bank
3.	directors declare any material interest in matters that come before the board.

Diverse in background and experience

Our board is composed of qualified professionals who have the requisite financial acumen and risk management experience to fulfill the board’s mandate and supervise management. Our current directors have a broad range of skills and experience and we have highlighted some of these in the director profiles in section one.

Five of the fifteen nominated directors are women.

The corporate governance committee regularly reviews board succession with a view to having a board and committees with the right skills, qualifications, perspectives and tenure. We believe the best boards include a diverse mix of experience, expertise, gender, age, ethnicity, geographic background and personal characteristics, as described in our written board diversity policy, which the board adopted in 2013.

The committee looks for the most qualified candidates, male or female, based on the skill sets we have and the experience we need. It considers diversity criteria including gender, age, ethnicity and geographic background in assessing board composition and potential candidates. As part of its approach to board diversity, the bank is a signatory to the Catalyst Accord. The board’s written policy states that it aspires to have at least 30% of its members be women. Since 2013, women have represented over 28% of the board. One-third of this year’s nominated directors are women. The corporate governance committee considers the effectiveness of the diversity policy on an ongoing basis as part of its ongoing assessment of current board composition, potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.

BOARD PRIORITIES

The board’s mandate is to:

•    supervise the management of the business and affairs of the bank

•    maintain the bank’s strength and integrity

•     oversee the bank’s strategic direction, its organizational structure, and succession planning for senior management roles

•    perform any other duties required by law.

The mandate incorporates the specific duties and responsibilities of bank directors set out in the Bank Act. Our directors and officers abide by the Bank Act’s requirement that they act honestly and in good faith, and with the diligence and skill of a reasonably prudent person.

A copy of the board mandate is posted in the corporate governance section of our website.

1. Strategic direction

The board oversees our strategic direction and holds management accountable for executing our strategy and delivering strong performance. New strategic initiatives, significant acquisitions, divestitures and investments must be presented to the board.

The board participates in our strategic planning process throughout the year by:

•	reviewing and approving our strategic plan, taking into account the opportunities and risks of our businesses
•	approving the annual capital plan and profit plan
•	regularly scrutinizing management’s execution of business plans and their results
•	reviewing our strategic plan against our risk appetite framework
•	approving our capital management policy and overseeing that appropriate strategies are in place to mitigate risk
•	assessing our corporate performance and the performance of our business lines against:
•	financial and other objectives established in the business plans
•	past performance
•	industry peers.

Management proxy circular	29

The board also dedicates at least one meeting every year to strategic planning and approves our strategy. In 2016, the board held two sessions dedicated to strategy.

2. Risk oversight

Our risk management framework sets the foundation for managing our principal risks across the enterprise. A list of risks faced by the bank is provided in our 2016 MD&A. The board approves our overall risk strategy, including major risk policies and annual approval of our risk appetite framework, which sets out limits and the appropriate balance of risk and reward. The board also reviews Scotiabank’s quarterly enterprise risk management report and approves key policies such as Scotiabank’s credit risk, liquidity risk and cyber-security risk policies and risk data aggregation and risk reporting framework.	A changing regulatory landscape and a more volatile economic environment have prompted the board and committees to devote significant time to risk oversight.
We diversify risk across business lines, geographies, products and industries. Risk is managed through three levels of accountability:
•	business lines
•	global risk management and other control functions
•	internal audit (for independent monitoring and oversight).

Management keeps the audit and conduct review committee and the risk committee up to date on regulatory developments, and informs the board of any material developments in our relationship with OSFI. The board meets with OSFI to discuss regulatory matters and the results of their supervisory activities.

Each of the committees focus on how we identify and manage our principal business risks:

•	audit and conduct review committee – responsible for internal control and audit procedures and external audit
•	corporate governance committee – responsible for governance policies, practices and trends and the board succession plan
•

risk committee – responsible for reviewing our risk appetite framework, credit risk appetite, crisis management (recovery and resolution) plans, and other key policies; on a quarterly basis receives a comprehensive summary of the bank’s risk profile and performance of the portfolio against defined goals

•

human resources committee – responsible for compensation principles, pay for performance and leadership strategy, pension risk and identifying employees who may have a material impact on our risk exposure.

Management’s compensation review committee also reviews the compensation of key employees whose roles could have a material effect on risk, including a cross-section of senior executives in control and stewardship functions (you can read more about the committee on page 55). This is then reported up to the human resources committee.

Internal controls and management information systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy.

The work is carried out mainly by the audit and conduct review committee, which:

•	oversees our key controls over financial reporting
•

sets aside time at each meeting to meet separately with the Chief Auditor, Chief Financial Officer, Chief Compliance and Regulatory Officer, Chief Anti-Money Laundering Officer and the independent auditors without management present

•	receives regular reports from management and the internal audit department on the design and operating effectiveness of our internal controls and any significant deficiencies or material weaknesses
•	oversees our whistleblower policy and procedures and approves procedures for receiving, filing and resolving complaints about accounting or auditing matters.

Disclosure controls and procedures

Our disclosure controls and procedures make sure all material information is gathered and communicated to senior officers and the board accurately and regularly.

30	Scotiabank

GOVERNANCE

Our disclosure policy, available in the corporate governance section of our website, sets out our commitment to promptly release material information in a fair, accurate and timely way to stakeholders. Our disclosure committee, which is composed of senior officers, is a key part of this process and its responsibilities include:

•	evaluating events to determine whether they give rise to material information that must be publicly disclosed and the timing of that disclosure
•

reviewing our core disclosure documents (management proxy circular, annual and quarterly consolidated financial statements and related MD&A, the AIF and Form 40-F) before distribution to the board for review and approval and public release

•	reviewing and updating our disclosure policy and practices (at least annually).

The disclosure committee reports to the President and CEO. Committee meetings are chaired by the Executive Vice President and General Counsel.

Stakeholder engagement

The Chairman, the corporate governance committee chair and other independent directors meet with our many stakeholders over the course of the year, including shareholders, investor groups, regulators, customers, employees, directors of our subsidiaries and the broader community.

The Group Head and Chief Financial Officer, the Senior Vice President, Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. We also hold calls with analysts and investors after we release our quarterly financial results. Shareholders and others can listen to these discussions by telephone or over the internet. Our Corporate Governance Office also meets with shareholders, domestic and international regulators, subsidiary boards and other stakeholders on matters relating to the bank’s corporate governance practices globally.

Shareholders, customers and other stakeholders can access information about Scotiabank on our website and through our investor relations department. Questions from the media and general public are usually referred to our public, corporate and government affairs department. Customer complaints are handled by individual branches and the Office of the President, in consultation with other departments as necessary.

Shareholders can engage with the Chairman or any of these departments at any time (see the back cover).

3. Leadership development, diversity and assessment

Leadership development

Leadership is a focus priority for the bank.

Our leadership strategy is focused on strengthening the quality, depth and diversity of our leadership pool, and deploying our leaders across the bank. With operations in more than 55 countries, our international platform allows us to identify and develop individuals who have the ability, aspiration and engagement to succeed at executive level roles in the organization. Our priority is to shape the leadership team and bring management closer to customers, markets and businesses, accelerate the development of our most senior leaders, and increase leadership capability through selective external recruitment.

The board oversees our leadership strategy with the support of the human resources committee. The President and CEO and the Group Head and Chief Human Resources Officer, together with the human capital committee, are responsible for this strategy; a senior executive is responsible for the day-to-day management. The human resources committee reviews the effectiveness of the strategy and approves the mandates of the President and CEO and all executive officers. It also reviews the qualifications, experience and capabilities of all executive officers, assesses candidates for our most senior roles (including the President and CEO) and recommends senior executive appointments to the board for approval. The board and management together interact formally and informally with executive-ready and executive-potential leaders, in board and committee meetings, and at educational seminars, board dinners and off-site meetings.

Leadership diversity

As Canada’s most international bank, our geographic footprint and diverse operations uniquely position us to leverage the broadest range of skills, knowledge and talent. We believe that inclusion

Management proxy circular	31

delivers the benefits of diversity and must be systemic in our organization to compete at our best. At Scotiabank, we enable and support a culture that values and respects cultural differences, experiences and beliefs.

Scotiabank’s diversity and inclusion council is comprised of our most senior leaders across the organization. Chaired by the Group Head and Chief Human Resource Officer, the council’s mandate focuses on the inclusion strategies and priorities required to deliver on our business goals. Its primary objectives are to:

•	monitor, promote and role model a culture of inclusion and diversity of perspective for better business results;
•	embed diversity and inclusion in strategic business initiatives; and
•	enhance leadership development specific to open-mindedness and cross cultural awareness.

We are committed to creating opportunities that enable all employees to reach their full potential. A key component of our diversity and inclusion approach is the identification, development and advancement of women globally. This priority is embedded in our talent management processes and supported through regular measurement and reporting.

We measure the representation of women at all levels to gauge our progress, including the emerging leader, vice president and above, and executive leader segments. However, to effect meaningful and sustainable change at the executive leader level, we believe it is critical to focus our efforts at the emerging leader level so that we have the broadest and highest quality talent pipeline possible. As a result, in lieu of an organizational target for representation of women at the executive officer level, the President and CEO and the bank’s most senior leaders have committed to measure ‘Women New to the VP+ Pool’ which is part of the bank’s internal scorecard.

We have grown our representation of women at the VP+ level globally from 25% in 2013 to 30% in 2016 – a record high for the bank. Our focus on identification and professional development positions us well to strengthen the representation of women at the executive level over the long term. 26% or six of the bank’s 23 executive officers are women. The table below shows the representation of women at the executive level for the last two fiscal years:

	# of women executive officers/executive officers	%
Fiscal 2016	6/21	29%
Fiscal 2015	5/16	31%

Assessment and succession planning

The human resources committee, along with the risk committee and the audit and conduct review committee, oversees succession planning of senior management roles, including roles in our control functions – audit, compliance, risk, finance and anti-money laundering. As a member of the human resources committee, the Chairman is directly involved in overseeing the succession plans for key senior management roles. Given the importance of leadership development and succession planning for a senior management team, succession plans are regularly discussed at scheduled human resources committee meetings.

The human resources committee is responsible for the performance management of the President and CEO. The committee assesses the CEO’s performance against the approved CEO mandate and the short- and long-term objectives established at the beginning of the year. The board reviews the assessment, as well as the performance assessments of the other named executives and senior officers.

The board is responsible for selecting, retaining and, if necessary, replacing the President and CEO. It maintains a contingency plan to mitigate business risk and to ensure we continue to operate prudently in the event the President and CEO position suddenly becomes vacant.

32	Scotiabank

GOVERNANCE

What we expect from our directors

We expect directors to devote the necessary time to board and committee duties, to always exercise independent business judgment and to act in our best interests.

INTEGRITY AND ENGAGEMENT

Directors must:

•    maintain high standards of integrity
     •       act honestly and in good faith, and with the diligence and care of a reasonably prudent person, consistent with Bank Act requirements
     •        comply with our code of conduct (which includes our internet/email code of conduct), the
     •       whistleblower policy, and the directors’ addendum concerning conflicts of interest and any
     •        other supplementary guidelines
     •        use sound judgment
     •        avoid conflicts of interest
•    fulfill their responsibilities to the board and committees
     •        review all meeting materials to diligently prepare for each board and committee meeting
     •       actively participate in meetings and seek clarification from management to fully understand the issues and make informed recommendations as appropriate
     •       protect our information and keep all discussions confidential
•    be active and engaged
     •        continuously advance their knowledge of our business and relevant national and international developments so they can make a meaningful contribution
     •        review and approve our strategic direction and business plan, and regularly assess our financial and business line performance against the plan
     •        understand the risks of our business model and how they relate to our strategy and risk appetite framework
     •       understand our regulatory environment
     •        participate in continuing education for directors
     •        attend at least 75% of all board and committee meetings.

The chair of the corporate governance committee will meet with any director who does not meet our attendance requirements and recommend to the board whether or not that director should continue to serve.

Code of conduct

Our code of conduct describes the standards for ethical behaviour at Scotiabank. It promotes adherence to the laws and regulations that apply to us. The board approves the code, including any amendments, and the audit and conduct review committee monitors compliance with the code.

Everyone is required to review the code, including our whistleblower policy and procedures, when they join the bank or the board. They must also confirm in writing every year that they understand and have complied with the code. Directors must also read and consent to the directors’ addendum concerning conflicts of interest. None of these standards can be waived for directors or executives, unless the board approves and discloses the waiver according to securities law. The board did not grant any waivers in 2016.

Scotiabank’s code of conduct can be found in the corporate governance section of our website.

Avoiding conflicts of interest

Directors must disclose:

•  their business and personal relationships with the bank and other companies or entities they have relationships with

•  if they have a conflict of interest with a matter to be discussed by the board, and must not participate in any board or committee discussions or vote on the matter.

The board complies with all Bank Act requirements relating to conflicts of interest. The audit and conduct review committee monitors compliance and informs the board of any material deviations and corrective actions taken.

Management proxy circular	33

Reporting a concern

The whistleblower policy is a control to help safeguard the integrity of our financial reporting and business dealings, and to support adherence with the code of conduct. It protects employees who make a report in good faith.

All directors, officers and employees must immediately report any concerns they have about financial reporting or suspected fraudulent activity, a breach of the code and other compliance policies, or retaliation against an individual who reports a concern.

The following reporting channels are available under the policy:

•	calling the special toll-free hotline or going online to make an anonymous and confidential report (the hotline and website are maintained by an independent third party)
•	all concerns can be raised with the Chief Auditor. Concerns relating to regulatory compliance, breaches of the code of conduct or other compliance policies can be directly escalated to global compliance
•	an external party can raise a concern by contacting the Office of the President (see the back cover).

A director can speak to the chair of the audit and conduct review committee or corporate governance committee, or the Chairman, if he or she has a concern. All credible reports are investigated internally or by an independent external party, and appropriate action is taken. Significant concerns are raised with the chair of the audit and conduct review committee and senior executives.

TENURE AND TERM LIMITS

Our term limits set out the maximum period of time that directors can stand for re-election, and do not provide guaranteed tenure. The board believes that term limits, director independence assessments and the board evaluation process collectively help the board make sure that effective and independent-minded directors are nominated for election by shareholders each year and are important elements in succession planning for the board.

Since 2011, we have had board term limits that we continue to refine, including adding term limits for committee chairs in 2012. Our term limits are as follows:

Our nominated directors have an average tenure of 3.9 years. Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors, not a slate.
•	directors appointed or elected before December 3, 2010 must retire on the earlier of (1) April 1, 2021, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term
•	directors appointed or elected between December 3, 2010 and July 1, 2015 must retire on the earlier of (1) the completion of a 15 year term, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term
•	directors appointed or elected after July 1, 2015 may serve on the board for a twelve year term
•	a director can serve as a committee chair for three years, and for another two years with the board’s approval
•	the date each director is not eligible for re-election is set out in the director profiles beginning on page 10.

Resignation policy (change in principal occupation)

A director must offer to resign when his or her principal occupation changes. This allows the board the opportunity to assess how the change affects the composition of the board. A bank officer who is also a bank director, is deemed to have resigned as a director when he or she ceases to be employed as an officer, unless the officer is a former CEO and the board has requested that the individual remain on the board for a fixed period.

This past year Mr. Fatt announced his retirement from FRHI Hotels & Resorts in July 2016. After consideration of this and on the recommendation of the corporate governance committee, the board requested that Mr. Fatt continue to serve as a director.

34	Scotiabank

GOVERNANCE

SERVING ON OTHER PUBLIC COMPANY BOARDS

Directors bring the most to the board when they act independently and can devote the necessary time to fulfill their responsibilities, so we limit the number of public company boards they can serve on:

•  directors who are chief executive officers or senior executives of public companies should hold a maximum of two public company directorships (including the board of the company of which he or she is CEO or a senior executive officer)

•  other directors should hold a maximum of four public company directorships

•  directors cannot serve on the audit committee of more than three public companies without approval

•  directors cannot serve on the board of an unaffiliated financial institution without approval.

Consideration is also given to private company directorships (held outside a director’s employment) in assessing whether the individual has the requisite time to serve as a director of the bank. The corporate governance committee can use its discretion to grant exceptions to the above limits in certain circumstances, but these exceptions must be reported to the board. No exceptions have been granted to any of the nominated directors.

Board interlocks

We also limit the number of other boards our directors can serve on together. No more than two directors can serve together on the same public company board without the consent of the corporate governance committee.

The board reviews potential conflicts of interest regularly. The corporate governance committee also discusses other public company directorships that directors may accept, to ensure directors’ other obligations fall within the board’s guidelines and expectations. The committee makes recommendations to the board as appropriate. The board has determined that these board interlocks do not impair the ability of these directors to exercise independent judgment as members of our board.

	Board	Committee memberships
Scott Bonham	Loblaw Companies Limited	Audit
Thomas O’Neill	Loblaw Companies Limited (lead director)	Governance, employee development, nominating and compensation (chair)
Scott Bonham	Magna International Inc.	Audit Enterprise risk oversight
Indira Samarasekera	Magna International Inc.	Corporate governance, compensation and nominating

SKILLS AND EXPERIENCE

Our current and nominated directors are prominent business and community leaders. They bring a wealth of experience to the board, generate public confidence, know our businesses and are familiar with the geographic regions where we carry on business. The directors’ backgrounds, skills and experience, taken as a whole, equip the board to carry out its duties and supervise the bank’s business and affairs.

Management proxy circular	35

Skills matrix

To serve on our board, directors must have considerable experience in leadership and strategy. In addition, each of the directors has identified five other key areas of experience in consultation with the corporate governance committee. The committee developed the skills matrix below based on this consultation and agreement on each director’s key areas of experience.

	N. Aufreiter	G. Babatz	S. Bonham	R. Brenneman*	C. Dallara	W. Fatt	T. Macklem	T. O’Neill	E. Pacheco	B. Porter	U. Power	A. Regent	I. Samarasekera	S. Segal	P. Sobey*	B. Thomas	S. Thomson
Key Areas of Experience
Leadership
Strategy Formation
Accounting/Audit
Capital markets
Corporate social responsibility
Finance
Financial services
Governance
Human resources and executive compensation
Public policy
Risk management
Technology

*	retiring from the board on April 4, 2017

The corporate governance committee also maintains a detailed matrix of each director’s general areas of experience (such as marketing, regulatory and compliance, and retail and consumer), education, language skills and business experience in regions where we do business. It uses these matrices to assess board composition, plan board succession, and assess potential director candidates (you can read more about nominating directors on page 28).

Director development and assessment

Directors must understand the nature and operation of our business – including the size, complexity and risk profile of the bank – and stay current with governance, regulatory, risk, business, industry and other key issues to be effective members of our board. The board has approved a guideline on director orientation and continuing education, which outlines our commitment to director education, the responsibilities of the corporate governance committee, and what our education and orientation programs will cover. We expect all directors to participate in our education programs and suggest topics for seminars, briefings or reports.

36	Scotiabank

GOVERNANCE

ORIENTATION

Our orientation program helps new directors increase their understanding of their responsibilities and the bank’s operations as quickly as possible, so they can be fully engaged and contribute to the board and committees in a meaningful way.

New directors receive the following reference materials:

•

an orientation package – explains key legal requirements, our by-laws, directors’ duties and responsibilities, bank and board policies and procedures, organizational charts, an overview of our business lines and copies of our disclosure documents

•

our corporate governance information book – contains information about our corporate governance practices and policies, the board and committees, the Bank Act and other legal requirements, insider reporting and our code of conduct.

They also:

•	meet with the President and CEO, heads of control functions and other executive officers throughout the year
•	are invited to attend meetings of all committees for educational purposes and are able to request to attend any meeting subsequently
•	review the bank’s crisis management (recovery) plan and have the opportunity to discuss it with management
•	attend information sessions on significant aspects of our business tailored for new directors.

Director orientation in fiscal 2016

Session	Date	Invited
Accounting, control and financial reporting	November 2015	new board member
	June 2016	new board members
Global risk management	November 2015	new board member
	August 2016	new board member
	October 2016	new board members
Global compliance	November 2015	new board member
	May 2016	new board members
Anti-money laundering/anti-terrorist financing	August 2016	new board members
	October 2016	new board members
Internal audit	November 2015	new board member
	June 2016	new board members
Canadian banking	November 2015	new board member
International banking	February 2016	new board member

CONTINUING EDUCATION

Our continuing education program keeps directors up to date on regulatory developments, business initiatives and other issues affecting the bank’s operations, so they can carry out their responsibilities more effectively.

We hold regular information sessions on significant, complex or specialized aspects of our business operations. We also regularly provide educational information and reports to directors in between meetings. As part of committee meetings, the relevant committees devoted additional time to risk and compensation governance over the year. We also organize off-site board meetings to familiarize directors with our regional and international operations and to meet local senior management. In 2016, our board met in Calgary, Alberta as part of our annual meeting of shareholders. The board approved an off-site meeting and visit to Lima, Peru in 2017.

All board members have access to committee materials for ongoing education and information purposes.

Management proxy circular	37

Director education in fiscal 2016

Session	Date	Attended or received materials
Tangerine Bank visit Meeting with Tangerine Bank management and headquarters visit	December 2015	board
Anti-money laundering/anti-terrorist financing Educational session on anti-money laundering/anti-terrorist financing systems and developments	December 2015	board

Portfolio overview

Educational sessions by Global Risk Management on various portfolios of the bank, such as financial services, technology, shipping and transportation, energy, pipelines, refineries and petrochemicals, telecom and media, construction, agriculture, mining, automotive, real estate, consumer, hospitality and healthcare

	All risk committee meetings in 2016	risk committee
Risk management Quarterly enterprise risk management reports addressing credit, market, liquidity, operational, stress testing, capital, information technology, insurance, emerging and other risks	Quarterly	board risk committee
OSFI regulatory update Educational update by compliance on various regulatory matters including compliance, risk management, and various areas of focus	January 2016 February 2016 April 2016 (risk committee only) May 2016 June 2016 (risk committee only) August 2016 October 2016	audit and conduct review committee risk committee
Subsidiary governance developments Report on international and domestic corporate governance developments affecting the bank’s subsidiaries	January 2016	board
Canadian commercial banking Presentation by Canadian Banking on industry developments	January 2016	board
Shareholder perspectives Discussion with Investor Relations and an institutional investor on shareholder perspectives on the bank and its strategy	January 2016	board
Global Economic Update Presentation by Chief Economist on global economic outlook	February 2016	board
Information security and cyber-security report Presentation by Information Technology and Solutions (ITS)	April 2016	board
Western Canada – Prairie Region Presentation by management on local economic challenges and opportunities	April 2016	board
Retail credit risk and risk data aggregation reporting Presentation by Global Risk Management and ITS departments	May 2016	board
Risk Culture Presentation by Global Risk Management	June 2016	board
Investor relations report Educational update by Investor Relations on the bank’s shareholder profile, investor relations program, key investor issues, analysts and rating agencies	June 2016	board
Global Banking and Markets – Institutional Equity Research, Sales and Trading Educational session on these businesses	June 2016	board
Global wealth management Presentation by management on the bank’s strategy	August 2016	board
Automotive/Indirect Lending Presentation by management on industry developments, challenges and the bank’s strategy	October 2016	board

38	Scotiabank

GOVERNANCE

ACCESS TO INFORMATION

We use a secure electronic delivery system to promptly disseminate information, so directors have timely access to materials and other information to carry out their responsibilities. Information is regularly posted for directors in between meetings as well to keep them informed of matters relevant to the board’s execution of its responsibilities. Directors access their board materials, management updates and other key information on this portal.

All of the directors are members of the Institute of Corporate Directors (ICD) and can access ICD events. The ICD supports director education and advocates for best practices in governance.

BOARD ASSESSMENT

The corporate governance committee is responsible for our board assessment. In 2016, the board determined that a three-part process would be used. The committee oversaw the board assessment and concluded that the board and its committees were performing well.

Questionnaire

•	drafted by the Chairman and the corporate governance committee chair and approved by the corporate governance committee prior to distribution
•	included specific and open-ended questions for feedback on a range of topics including the board’s access to, and communications with, management
•	addressed board communication and other operational matters
•	asked for directors’ views on how the board deals with strategic issues and risk
•	sought feedback on the board’s relationship with the Chairman
•	submitted centrally to the Corporate Secretary to preserve confidentiality and formed the basis of the personal interviews with directors

Personal interviews with Chairman

•

conducted individually by the Chairman to facilitate candid feedback about board effectiveness, committee performance, individual performance, governance and any other issues relating to board effectiveness or operations, building off of the confidential questionnaire results

•	addressed directors’ views on succession matters for key roles on the board, including committee chairs and potential Chairman successors
•	provided an opportunity to comment formally on management’s engagement with the board
•	facilitated a process so that directors could comment on their peers’ contributions to the board and its committees, and any concerns they may have

Personal interviews with corporate governance committee chair

•

conducted individually by the committee chair to facilitate candid feedback about board effectiveness, committee performance, individual performance, governance and any other issues relating to board effectiveness or operations, building off of the confidential questionnaire results

•	provided an opportunity to comment formally on the Chairman’s performance

Report to the corporate governance committee

•	presented by the committee chair to the committee for discussion and feedback
•	committee chair and Chairman reviewed the results and developed recommendations

Report to the board

•	presented by the Chairman and corporate governance committee chair
•	committee chair and Chairman presented recommendations based on the results

Follow-up

•	committee chair and Chairman developed an action plan to address issues, monitor progress and report back
•	action plan involves working with other committee chairs as appropriate

The board reviews the assessment process annually and revises it as necessary to reflect director feedback, evolving governance rules, best practices and any changes to the board mandate and committee charters. Directors are also encouraged to approach the Chairman and the corporate governance committee chair at any time about any comments or concerns.

Management proxy circular	39

Committee reports

The board has four standing committees. The committee reports below describe each committee’s key responsibilities, activities and meetings in fiscal 2016. The members listed are the committees’ members as of October 31, 2016.

Each committee sets aside time at each meeting to meet in camera without management present. They can also engage external advisors or consultants as necessary, and approve their contracts and fees. The audit and conduct review, corporate governance and human resources committees are composed solely of independent directors.

AUDIT AND CONDUCT REVIEW COMMITTEE

Paul Sobey (chair, financial expert)

Guillermo Babatz (financial expert)

Scott Bonham

Charles Dallara

William Fatt (financial expert)

Tiff Macklem

Thomas O’Neill (financial expert)

Una Power (financial expert)

Scott Thomson (financial expert)

meetings: 8

The committee met separately with KPMG at each regularly scheduled meeting.

The Chief Financial Officer, Chief Auditor and Chief Compliance and Regulatory Officer attended each regularly scheduled committee meeting and each met separately in camera with the committee, at each of these meetings. Upon her appointment, the Chief Anti-Money Laundering Officer attended six regularly scheduled committee meetings and met separately in camera with the committee at four of these meetings.

The committee met in camera without management present at each of its regularly scheduled meetings.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

The audit and conduct review committee is primarily responsible for overseeing the integrity of our: financial reporting, compliance with legal and regulatory requirements, internal control functions and our relationship with the external auditors. All of the members of the audit committee are financially literate within the meaning of the CSA rules, and six members have been designated as “financial experts” as defined by the SEC.

Financial reporting – oversees the quality, integrity and timeliness of our annual and quarterly financial reporting. Reviews financial and earnings press releases before they are released to the public.

Compliance and conduct review – fulfills the role of conduct review committee as required under the Bank Act, including reviewing transactions with related parties and monitoring procedures for resolving conflicts of interest. Oversees our global compliance with legal and regulatory requirements.

Internal controls – oversees internal control procedures and their effectiveness. Communicates directly with internal audit and oversees their effectiveness.

External auditors – oversees their audit and evaluates their independence and other qualifications. Communicates directly with them, and recommends to the board their reappointment, subject to shareholder approval.

Oversight of control functions – oversees our finance, global compliance, anti-money laundering and internal audit functions and their independence, and assesses the effectiveness of the heads of each function.

2016 highlights
•	reviewed and recommended the bank’s annual and interim consolidated financial statements and related MD&A, financial news releases, AIF and Form 40-F to the board for approval
•	reviewed the pre-approved services to be performed by the external auditors each quarter, reviewed the auditors’ audit plan and oversaw the audit, which included the auditors’ opinion on the effectiveness of our internal control over financial reporting. Recommended the auditors’ fees for 2016 to the board for approval and assessed their performance. Reviewed and discussed the annual external audit report
•	conducted a periodic review of the external auditor and concluded the review with a recommendation to the board that the external auditors be reappointed, subject to shareholder approval
•	reviewed and monitored our internal control framework. Reviewed and approved our internal control policy and recommended it to the board for approval
•	received reports on related party transactions and reviewed the President and CEO’s annual declaration of employee, director and officer compliance with the guidelines for business conduct (now the code of conduct)
•	reviewed and discussed the quarterly internal audit reports, including on our internal control, risk management and governance processes. Approved the annual audit plan, overall risk assessment methodology and reviewed the audit results and areas of changing importance
•	met with business line executives to discuss audit, compliance and regulatory matters related to their business lines
•	reviewed quarterly and annual reports about our global compliance programs
•	reviewed regular reports about our anti-money laundering and anti-terrorist financing program
•	reviewed management’s reports on regulatory findings and legal actions against us and our subsidiaries and discussed significant legal actions with the General Counsel and the Deputy General Counsel
•	reviewed the annual ombudsman report
•	approved the mandates of the Chief Financial Officer, Chief Internal Auditor, Chief Compliance and Regulatory Officer and Global Chief Anti-Money Laundering Officer and assessed each officer’s effectiveness
•	oversaw the independence of the finance, internal audit and global compliance departments, assessed the effectiveness of the departments and reviewed their succession plans and reviewed and approved their mandates, budgets, organizational structures and resources
•	oversaw the establishment of the anti-money laundering department as a stand-alone department in the bank, responsible for anti-money laundering and anti-terrorist financing matters globally and reviewed an interim report on anti-money laundering resources, structure and succession planning as part of this new responsibility
•	reviewed and recommended board approval of the directors’ report to OSFI on conduct reviewactivities handled in the past fiscal year
•	reviewed the independent third party report on the effectiveness of our internal audit function
•	discussed succession plans for the committee chair with the corporate governance committee chair and recommended to the corporate governance committee for Mr. Fatt to succeed Mr. Sobey as committee chair upon his retirement, subject to Mr. Fatt’s election by shareholders

40	Scotiabank

GOVERNANCE

CORPORATE GOVERNANCE COMMITTEE

Susan Segal (chair)

Nora Aufreiter

Scott Bonham

Thomas O’Neill

Indira Samarasekera

Barbara Thomas

Scott Thomson

meetings: 5

The committee met in camera without
management present at each of its
meetings.

The committee reviewed its mandate and
is satisfied that it carried out its duties
and responsibilities.

The corporate governance committee serves as our nominating committee, oversees our board assessment process and advises the board on ways to enhance our governance standards, policies and practices, consistent with changing regulations and emerging best practices.

Board composition and succession – recommends the composition of each committee. Identifies and recommends qualified director candidates and oversees succession planning for the board. Manages the skills matrix to ensure proper board composition and succession planning strategies and considers the appropriate mix of skills and experiences to meet board needs to properly oversee the bank’s business.

Governance standards and practices – develops and maintains proper independence standards and a director education program. Maintains key corporate governance policies, including the board diversity policy.

Corporate social responsibility – oversees disclosure trends and practices in non-financial reporting, including corporate social responsibility, and our performance in those areas.

Assessment – oversees the board, committee and director assessment process and assists the
Chairman in developing an action plan to address any issues or concerns arising from the assessment process.

2016 highlights
•	reviewed board composition, diversity (gender, age, ethnicity and geographic background), tenure, skills, experience and other board service, and assessed potential director candidates
•	revised the key skills and experience in the director skills matrix that the board desires to have as a whole, so that the board is well-equipped to oversee the bank given the current business environment
•	reviewed potential director candidates and recommended Mr. Scott Bonham, Ms. Una Power and
Mr. Scott Thomson as new directors. Mr. Bonham was appointed to the board in January 2016 and along with Ms. Power and Mr. Thomson, was elected to the board by shareholders in April
2016
•	reviewed directors’ other board directorships and audit committee service and determined that there were no issues with over-boarding
•	reviewed, along with the board, board interlocks and determined that the interlocks do not impact the independence of any of the directors and no approvals were needed under the corporate governance policy
•	recommended revising the board diversity policy to aspire to have at least 30% of the board be women
•	recommended reducing the number of other boards that directors may sit on as part of our corporate governance policies for considering whether directors have the requisite time to serve as a director of the bank
•	reviewed the composition of each committee for balance and opportunities to enhance skills and gain new perspectives and recommended to the board for approval changes to board committee composition with a view to committee and committee chair succession planning
•	recommended to the board for approval the appointment of Mr. Fatt as audit and conduct review committee chair given the retirement of Mr. Sobey and Mr. Macklem as risk committee chair given the retirement of Mr. Brenneman, subject to their election by shareholders
•	oversaw the board assessment. This year’s process included director questionnaires and individual separate interviews with both the Chairman and committee chair. No material issues were raised as part of the assessment. The Chairman and the committee chair have a process to address considerations raised as part of the assessment
•	reviewed local and international regulatory developments and corporate governance initiatives, and recommended to the board for approval changes to our corporate governance policies, committee charters and other mandates
•	reviewed the bank’s subsidiary corporate governance report
•	reviewed the Chief Internal Auditor’s report on the bank’s governance framework
•	reviewed and recommended meeting schedules for board approval, including the location of future off-site meetings
•	administered our director orientation and education program
•	reviewed and recommended our corporate governance disclosure in the circular to the board for approval
•	reviewed shareholder proposals and recommended responses to the board for approval
•	reviewed director compensation and recommended an increase to annual retainers to remain competitive for director talent. The committee recommended that the increase be taken entirely in equity and that the equity holding requirements also be increased
•	reviewed the bank’s corporate social responsibility strategy (CSR) and management’s proposed
CSR priorities and reporting, and international trends in this area. Discussed updates throughout the year on the bank’s CSR priorities as well as the bank’s integrated human rights strategy

Management proxy circular	41

HUMAN RESOURCES COMMITTEE

Aaron Regent (chair)

Nora Aufreiter

Ronald Brenneman

William Fatt

Thomas O’Neill

Indira Samarasekera

Una Power

Barbara Thomas

meetings: 7 (including two joint sessions
with the risk committee)

The committee met with its independent
advisor at each meeting.

The committee met in camera without
management present at each of its
meetings.

The committee reviewed its mandate and
is satisfied that it carried out its duties
and responsibilities.

The human resources committee is responsible for overseeing our human resources and compensation program and practices (total rewards including salary, incentive plans, pension plans and benefits and our executive compensation program specifically), leadership succession and the performance management of the president and CEO. None of the committee members is currently a CEO of a public company.

Compensation philosophy and human resources policies and practices – oversees alignment with our pay for performance strategy and risk appetite. Reviews our compensation program and makes recommendations to the board. Oversees administration of our pension plans.

Compensation governance – reviews evolving governance practices and the alignment of our compensation policies with best practices of the Financial Stability Board (FSB), Institute of
International Finance, Financial Conduct Authority, Prudential Regulation Authority and the CCGG.

Executive compensation – oversees all aspects of our executive compensation program and our incentive plans in particular. Establishes share ownership guidelines and requirements after retirement. Assesses the performance of the senior leadership team and makes compensation recommendations to the board. Reviews and recommends our compensation disclosure to the board for approval.

Managing compensation risk – meets with the risk committee to jointly review and recommend all key elements of our incentive plans, including plan design, targets, metrics and potential payouts.
Seeks independent advice and input from a third party advisor.

Leadership and succession planning – oversees management succession plans to ensure effective leadership and assesses the CEO’s performance against the approved CEO mandate and annual objectives.

2016 highlights
•	reviewed compensation policy, executive compensation practices and program design including the design and competitiveness of the bank’s equity-based compensation programs, and mix of incentive-based compensation
•	reviewed trends in executive compensation and governance best practices
•	reviewed and recommended to the board for approval, changes to our executive share ownership requirements
•	met with the bank’s Chief Auditor to review the independent review of the alignment of our executive compensation program with FSB Principles for Sound Compensation Practices and
Implementation Standards
•	reviewed risks associated with the design and funding of our material executive compensation plans with the risk committee and the Chief Risk Officer
•	oversaw changes related to regulatory requirements in our European operations
•	reviewed the funding, performance and the investment strategy of the bank’s global pension plans and reviewed the global pension governance report
•	recommended to the board for approval, the compensation for the President and CEO and his direct reports, control function heads and all executive vice presidents
•	reviewed and approved the mandates for all executive vice president roles and above, and job descriptions for control function heads
•	continued to oversee management’s execution of the leadership strategy and succession planning process to enhance the quality of depth and diversity of executive talent, develop top leaders, increase spans of control, place management closer to customers, markets and businesses, and strengthen the representation of women at the vice president level and above
•	continued to focus on leadership development for the bank’s most senior leaders (including existing initiatives such as a leadership development assessment and a global executive program developed in partnership with Duke Corporate Education; and new initiatives such as an evidence-based feedback program for executive leaders and a skills-based program targeting senior vice presidents and above globally)
•	gained greater visibility of the bank’s executive leadership pipeline through profile reviews of diverse, high-performing leaders and increasing opportunities for interaction between leaders and the board
•	met with regulators, shareholders and other stakeholders to foster a dialogue on our approach to executive compensation and receive feedback

42	Scotiabank

GOVERNANCE

RISK COMMITTEE

Ronald Brenneman (chair)

Guillermo Babatz

Charles Dallara

Tiff Macklem

Thomas O’Neill

Eduardo Pacheco

Aaron Regent

Susan Segal

Paul Sobey

meetings: 9 (including two joint sessions
with the human resources committee)

The Chief Risk Officer attended all of the
meetings and met in camera with the
committee at all regularly scheduled
meetings.

The committee met in camera without
management present at each of its
regularly scheduled meetings.

The committee reviewed its mandate and
is satisfied that it carried out its duties
and responsibilities.

The risk committee is primarily responsible for risk oversight and advising executive management on highly sensitive matters and major strategic issues as they relate to the bank’s risk appetite framework.

Risk oversight – reviews and approves our principal risks, including credit, investment, liquidity, operational, information technology, insurance and market risks. Reviews and approves significant industry, market and portfolio risks and limits. Reviews emerging risks. To manage compensation risk, meets with the human resources committee to jointly review and recommend key elements of our executive compensation program, including plan design, targets, metrics and potential payouts.

Risk appetite framework – recommends our risk appetite framework to the board for approval.
Advises executive management on strategic issues and highly sensitive matters as they relate to our risk appetite framework.

Oversight of risk function – oversees our global risk management department, their independence and overall effectiveness, including the effectiveness of the Chief Risk Officer.

Risk culture – oversees the promotion of a strong risk-aware culture and risk-aware driven values throughout the bank

2016 highlights
•	reviewed our risk appetite framework and its alignment with our strategic plan, and recommended this, along with the enterprise-wide risk management framework, to the board for approval
•	reviewed industry sector analyses and significant credit and market risk exposures throughout the year including the real estate industry and energy industry
•	reviewed and recommended to the board for approval, amendments to our credit risk policy and credit risk appetite
•

reviewed global risk management’s quarterly reports on the bank’s risk profile, including reviews of our risk management and funding programs and our credit, market, liquidity, operational,

information technology, enterprise risk stress testing and regulatory and internal capital risks. Also received updates at each meeting on topics including the oil and gas sector, global economic and political issues and discussed the top emerging risks

•

reviewed and recommended risk-related policies and management programs to the board for approval, including our country and cross border risk management policy, credit risk policy, liquidity risk and collateral management policy, third party risk management policy, catastrophic risk management policy and information technology risk management policy

•	reviewed and approved our crisis management (recovery) plan with management and presented it to the board and OSFI
•	reviewed management’s report on reputational risk management and the activities of the reputational risk committee
•

reviewed the bank’s risk management and governance in our U.S. operations in order to comply with the enhanced prudential standards established by the Board of Governors of the Federal

Reserve System under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act

•	approved the Chief Risk Officer’s mandate and assessed his effectiveness
•

oversaw the independence of global risk management, assessed the effectiveness of the department and reviewed its succession plans, and reviewed and approved the mandate, budget,

organizational structure and resources of global risk management

•

held two joint meetings with the human resources committee to review risks associated with executive compensation and incentive plans, approve the customer loyalty metric, and reviewed

Internal Audit’s report on compliance with the Financial Stability Board’s Principles and Standards

•	met with senior management to discuss emerging local, national and global risks
•	met with business line executives to discuss risk considerations, exposures and commercial initiatives in particular areas of their business
•	the chair of the committee and the chair of the audit and conduct review committee regularly discuss risk considerations and agenda items for each committee

Management proxy circular	43

3	Executive Compensation

At Scotiabank, we believe executive compensation is key to helping us achieve our strategy, and we design and oversee it with this goal in mind.

This section discusses our executive compensation program, and the process we use to make compensation decisions that are appropriate, based on our performance, and in line with our risk appetite. It also tells you how we performed in 2016, the compensation decisions we made this year, and how those decisions reflect our performance.

OUR NAMED EXECUTIVES

Brian J. Porter President and Chief Executive Officer
Sean D. McGuckin Group Head and Chief Financial Officer
Ignacio “Nacho” Deschamps Group Head, International Banking and Digital Transformation
Dieter W. Jentsch Group Head, Global Banking and Markets
James P. O’Sullivan Group Head, Canadian Banking

Dear fellow shareholders	Message from the chair of the human resources committee

On behalf of the board of directors, I am pleased to share with you an overview of the bank’s results and our compensation decisions.

The human resources committee works thoughtfully to ensure that Scotiabank’s executive compensation program effectively links compensation to corporate performance, the advancement of the bank’s long-term goals and, ultimately, the enhancement of long-term shareholder value, within the bank’s risk appetite.

Scotiabank is committed to creating strong, consistent and predictable earnings for our shareholders over the mid to long term. Our compensation strategy (which you can read about starting on page 48) – and program design and pay decisions – support the bank’s goals, without encouraging excessive risk-taking.

Our executive compensation strategy includes:

•	focusing executives on the mid to long term by paying out compensation over time and making the majority of compensation equity-based
•	ensuring all compensation programs and pay decisions follow sound risk management principles and prudent practices
•	reinforcing the accountability of executives by making a significant portion of compensation variable and based on performance
•	supporting the bank’s goals by paying for performance against the same metrics it uses to measure its success – the table on page 50 shows how our compensation plans are linked to our focus priorities
•	designing programs that are fair and in line with the companies with which we compete for talent.

44	Scotiabank

EXECUTIVE COMPENSATION

We believe in the importance of managing compensation risk, and continue to apply discretion when appropriate, in determining the final pay for performance decision. While our incentives begin with a formula, we believe shareholders are best served by the committee applying judgment to the final assessment, including making considered decisions to adjust payouts up or down when appropriate.

Scotiabank’s performance this year

Scotiabank ended the year in a strong position despite a rapidly changing operating environment and ongoing market volatility, global economic and political uncertainty and historically low interest rates. The bank’s financial results in 2016 were driven by strong operating performance in all of our major business lines (Canadian Banking, International Banking, and Global Banking and Markets). Our increasing customer focus orientation combined with our success in reducing structural costs yielded 2016 performance that was above target for compensation purposes.

	2016 target	2016 performance for compensation purposes[1]	performance vs. target
Return on equity	14.1%	14.3%	Above target
Diluted earnings per share	$5.95	$5.98	Above target
Operating leverage	–0.5%	+0.7%	Above target
Customer loyalty	51.9 – 52.9	53.2	Above target

1.	For compensation purposes, the bank’s 2016 financial results were adjusted for the impact of the 2016 restructuring charge and related benefits in excess of plan (see page 87).

These results are reflected in executive compensation this year by a higher business performance factor in the annual incentive plan: 108 compared to 99 in 2015 (see page 67).

Our one-year share performance and total shareholder return are among the highest in our performance peer group. The continued execution of the bank’s strategic agenda produced strong financial performance and the earnings momentum was reflected in the rise of our share price in 2016.

Payout of the mid-term incentive, which is based on our annualized three-year total shareholder return (TSR) and average three-year return on equity, was slightly below target at 97 (see page 68). Our annualized three-year TSR of 9.5% was below the median of our performance comparator group (10.7%), affected partly by investor concerns about our commodity exposure and geographic footprint, including our energy book and exposure to less developed markets. This was offset by our three-year average return on equity which was 6% above target.

CEO performance and compensation

After successfully setting the bank’s transformational strategic agenda during his first two years as President and CEO of Scotiabank, Mr. Porter’s focus this year was on accelerating implementation of the bank’s goals and building momentum around a series of important change initiatives. Notable aspects of Mr. Porter’s performance in fiscal 2016 include:

•	achieving an annualized total shareholder return of 22.5%, the highest among the bank’s performance comparator group which averaged 8.4%
•	delivering 6% earnings per share growth and 14.3% return on equity
•	developing a comprehensive, all-bank digital strategy and associated operating model and stretch performance targets
•	building leadership depth, particularly in the digital area, and continued restructuring of the executive team across the bank to better align roles with strategic objectives
•

continued leadership in reinforcing our progress toward becoming even more customer focused and performance oriented, updating our purpose and values, and implementing a new performance management system

•	implementing a new customer experience management system in our five key retail banking markets – Canada, Mexico, Peru, Chile and Colombia – to systematically listen to and act on customer feedback.

The board awarded Mr. Porter total direct compensation of $10,110,000 for his 2016 performance and contribution – 12% higher than his 2016 target and 9% higher than 2015, due to increases in his annual incentive award (19%) and equity compensation (8%). Roughly half of the increase in his annual incentive reflects the successful achievement of the bank’s annual financial and customer goals (see page 67) which resulted in a business performance factor of 108. The other half is due to his performance against his personal objectives.

	2016 compensation	2016 target	2015 compensation
Total direct compensation	$10,110,000	$9,000,000	$9,280,000
% variable	90%	89%	89%

Management proxy circular	45

CEO realized and realizable compensation

You will find a detailed discussion of Mr. Porter’s 2016 compensation starting on page 70.

The graph to the right shows the CEO’s realized and unrealized compensation over the last five years, and demonstrates the relationship between shareholder returns and CEO compensation. Realized compensation includes base salary, the annual incentive awarded and the value of stock option exercises and payout of performance share units (PSUs). Unrealized compensation includes the change in value of outstanding PSUs and unexercised stock options.

The area of the graph in darker grey shows Mr. Porter’s realized or realizable compensation as President and CEO – he was appointed to that role on November 1, 2013.
• The total CEO pay line increased from 2015 to 2016 in line with our strong operating performance, as well as the increase in shareholder return.

•    When outstanding equity awards are realized in the future, their value will be fully aligned with the shareholder experience and will reflect the success of the bank’s progress in its key strategic areas. Equity and annual bonus opportunity make up almost 90% of the CEO’s package and the realized value will fully reflect performance.

Building leadership depth

Scotiabank continued to focus on leadership this year, particularly in digital banking, and made two significant appointments in that area. Ignacio “Nacho” Deschamps was appointed Group Head, International Banking and Digital Transformation in March, to drive the implementation of our digital strategy and build out our International Banking business, including accelerating Scotiabank’s retail transformation, reimagining and simplifying the customer experience, and digitizing Scotiabank systems and processes. The bank offered Mr. Deschamps a competitive compensation package based on his skill set and experience, which are in high demand in the market globally. You can read about this on page 77. In June, the board also appointed an Executive Vice President, Digital Banking, to drive our innovation agenda, build digital sales and marketing capabilities, and improve customer experience and operational efficiency.

We have made tremendous progress on our digital transformation in a short period of time, and these appointments demonstrate our commitment to rapidly becoming a leading digital bank.

Finding the right balance

Having overseen the bank’s transformation journey over the past few years, the board is pleased with the tremendous progress the management team has made in 2016 in delivering on the pillars of the strategic agenda. This momentum has contributed to consistent earnings growth and positions us for sustained growth over the long term. The committee is confident about the decisions we’ve made on executive compensation. We believe Scotiabank’s executive compensation program strikes the right balance between appropriate and competitive compensation and alignment with shareholder interests.

Please take some time to read this section of the circular, which explains the executive compensation program and our decisions for 2016 in more detail. As always, we welcome your feedback, comments and questions at executive.compensation@scotiabank.com.

Sincerely,

Aaron Regent

Chair of the human resources committee

46	Scotiabank

EXECUTIVE COMPENSATION

Important things to know

We review the executive compensation program every year and refine it as appropriate to align more closely with our strategy, our focus on building shareholder value, mitigating risk and improving competitiveness. Our program reflects best practices and the feedback we hear from our many stakeholders, including our shareholders.

WE ARE COMMITTED TO BEST PRACTICES

On the right, we describe our compensation governance practices which are considered on an ongoing basis.

Each year, the human resources committee reviews our practices against changing regulations and emerging best practices. The board approves the committee’s charter annually, including any changes that enhance our processes and standards.

WHAT WE DO
Pay for performance
▶ Compensation is mostly variable and not guaranteed
▶ We align compensation with both individual and corporate performance
▶ We link a significant portion of compensation to long-term performance
▶ We link compensation directly to our strategy, using financial and non-financial, absolute and relative performance metrics
▶ We look at payouts under various scenarios when determining performance metrics for the incentive plans
▶ We make pay decisions within our risk appetite, considering projected capital ratios
▶ We reduce or withhold payouts when performance is significantly below expectations
▶ We will claw back or require forfeiture of awards in situations of fraud, misconduct, inappropriate risk taking or material misstatement of our financial results
Govern executive compensation effectively
▶ We have a qualified, experienced and independent human resources committee that uses an independent advisor
▶ Our human resources committee meets jointly with the risk committee to review all key elements of our incentive plans
▶ We consider both horizontal and vertical pay analyses when determining the President and CEO’s compensation for the year
▶ We require executives to have an ownership stake in Scotiabank, and our most senior executives are required to maintain holdings for a period of time after they retire
▶ We cap payouts from our incentive plans
▶ We have double trigger change-of-control provisions in our equity plans requiring both termination and a change of control before any accelerated vesting of awards
▶ We have specific compensation criteria for employees who have a material impact on risk

▶     The compensation review committee, which includes the Chief Risk Officer, conducts ongoing risk and conduct reviews and reports its findings, including any adjustments to compensation to the human resources committee

▶ Our human resources committee arranges for an independent review of our compensation program and practices every year
▶ We give shareholders a “say on pay” and engage in discussions with regulators, shareholders and shareholder advisory groups

X WHAT WE DON’T DO
▶ We do not reprice stock options or grant stock options at a discount
▶ We do not guarantee a minimum level of vesting in our PSU plan
▶ Executives are not allowed to use hedging to undermine the risk alignment in our compensation plans
▶ Executives are not allowed to assign, pledge, or transfer their equity-based awards
▶ The structure of our executive compensation program does not encourage excessive risk-taking
▶ We do not benchmark ourselves against companies that are significantly larger than we are
▶ We do not have employment agreements with multi-year guarantees

Management proxy circular	47

Compensation discussion and analysis

1. Strategy

Scotiabank is committed to delivering strong, consistent and predictable earnings to our shareholders over the mid to long term.

Our strategy is based on a strong foundation in Canada, augmented by attractive growth potential from select international operations, with a particular focus on the Pacific Alliance countries in Latin America. The bank’s earnings are well-diversified by business and geography – earnings from Canada represent approximately 50% of all-bank earnings, and earnings from our wholesale businesses are targeted to be less than 25% of all-bank earnings.

The bank’s long-term strategic agenda includes five focus priorities, all aimed at delivering superior outcomes for our shareholders, customers and employees. This year we focused on implementing the strategic agenda and building on our momentum:

•	Increase customer focus: We introduced a customer experience management system in our five key retail banking markets – Canada, Mexico, Peru, Chile and Colombia – to help us deliver an excellent customer experience. The new system operates across multiple channels, starting with our retail banking segment. The system, together with a powerful digital capability, allows customer-facing employees and management teams to systematically receive – and act on – feedback from our customers.
•	Enhance leadership depth, diversity and deployment: We strengthened the leadership pipeline, successfully attracted external talent –particularly digital talent, and we increased gender diversity in senior management – 30% of vice presidents and above are women.
•	Better serve our customers while reducing structural costs: Our continuous improvement mindset has helped us identify opportunities to reduce costs in a meaningful way – driven in part by increased digitization of our front office, mid office and back office – while continuing to better serve our customers. This effort also involves redesigning our operating models and better leveraging our scale.
•	Drive a digital transformation: Our comprehensive digital strategy is focused on improving customer experience and achieving better operating efficiency. This aspect of our strategy takes advantage of our global scale, as we develop digital capabilities in our key markets and leverage them across our footprint. The bank has set ambitious medium-term targets to guide the implementation of our digital strategy.
•	Align our business mix with deeper customer relationships: We made significant progress this year in enhancing our business mix, from achieving strong growth in deposits and margin and improving our ability to measure customer profitability across our retail and commercial banking divisions, to focusing on increasing our primary customer base.

Our compensation strategy

Our executive compensation
strategy supports our goal of
delivering strong, consistent and
predictable results to shareholders
over the longer term. We pay for
performance, with a strong
emphasis on variable incentive
compensation.

Our compensation program is
built with five goals in mind:

48	Scotiabank

EXECUTIVE COMPENSATION

REINFORCING ACCOUNTABILITY

by clearly aligning compensation with individual and corporate performance

Most of what we pay our executives is awarded as annual, mid-term and long-term incentives. These incentives are variable and not guaranteed.

We set performance ranges for the annual and mid-term incentive plans, so executives earn more when performance is strong, and less when performance is down. The annual incentive pool is funded by bank performance (both absolute and compared to our peers). Individual performance determines each executive’s share of the pool.

Compensation mix

The human resources committee establishes a target compensation mix for each executive based on three criteria:

•   the executive’s ability to affect results over the longer term – more senior roles have a higher percentage allocated to the mid- to long-term incentive, which is equity-based and linked to longer-term performance

•   market practice for similar positions in our compensation comparator group, and

•   regulatory requirements to defer incentive awards.

A progressively larger portion of compensation is delivered as deferred compensation for more senior executives. Compensation is mostly variable, based on performance and not guaranteed.

SUPPORTING OUR STRATEGY

by assessing performance for compensation purposes against the same financial and non-financial metrics we use to drive performance for our shareholders

We link executive compensation directly to our strategy by incorporating key performance indicators into our annual and mid-term incentive plans. Several of the indicators specifically align to our focus priorities.

Absolute performance is measured against the objectives in our business plan. Relative performance is measured compared to our performance comparator group (see page 51).

Return on equity (ROE) measures how efficiently we earn profits on behalf of our shareholders, and is one of the most important measures of our overall performance. We therefore include it in both the annual incentive plan and the PSU plan to focus our executives on increasing shareholder value over the short, medium and long term.

Operating leverage and return on equity are not defined terms under generally accepted accounting principles (GAAP) and may not be comparable to similar terms used by other financial institutions (see page 87).

* may not add to 100% due to rounding

Management proxy circular	49

Key performance indicators	How they are used in our incentive plans		How they support our strategy
Financial metrics
Return on equity	•	absolute performance	increase shareholder value, balancing risk and return
Earnings per share	• •	absolute performance adjustment factor for relative performance using earnings per share growth	increase shareholder value by increasing earnings
Operating leverage	• •	absolute performance adjustment factor for relative performance	reduce structural costs by measuring the difference between our growth in revenue and growth in expenses
Revenue	•	adjustment factor for relative performance using revenue growth	increase shareholder value by creating and growing new business relative to our competitors
Net income	•	adjustment factor for relative performance using net income growth	increase shareholder value by improving profit growth relative to our competitors
Total shareholder return	•	relative performance	increase shareholder value by measuring our share performance compared to our peers
Non-financial metrics
Customer loyalty	•	absolute performance	focus on customers by measuring customer loyalty

EMPHASIZING THE LONG TERM

by paying compensation out over time

A key aspect of our executive compensation design is that a significant portion of executive compensation is deferred and aligned with our share price. We believe that having a longer-term personal investment in the bank aligns the interests of executives and shareholders, encourages our executives to make decisions that will increase shareholder value over time, and at the same time discourages them from taking undue and excessive risks.

The ultimate value of our long-term incentive awards depends on our long-term performance. The largest portion of executive compensation is equity-based, which vests and pays out over three to 10 years. Executives can also choose to defer some or all of their annual incentive award by taking it as deferred share units (DSUs) (see page 63).

50	Scotiabank

EXECUTIVE COMPENSATION

Share ownership requirements

We require our executives to hold equity in Scotiabank to make sure their interests are aligned with those of shareholders. Share ownership requirements vary by level, and our most senior executives must maintain their ownership for a period of time after they retire. In 2016, we increased the ownership requirements for the CEO and Group Heads to meet within five years of appointment. Common shares, outstanding DSUs, PSUs and holdings through our Employee Share Ownership Plan (ESOP) all count towards meeting the requirement.

Share ownership requirement
CEO	8x base salary – must hold for two years after retirement
Group heads	5x base salary – must hold for one year after retirement
Group Head, Global Banking and Markets	2x total cash compensation (base salary plus annual incentives) – must hold for one year after retirement
Executive vice presidents	3x base salary
Senior vice presidents, vice presidents and managing directors	1x to 2x base salary

ATTRACTING AND RETAINING EXECUTIVE TALENT

by making sure compensation is competitive and aligned with our strategy

Our programs are designed to attract, retain and motivate high calibre executives to achieve our goals. We benchmark our compensation and performance against companies we compete with for executive talent and capital, and that are comparable to us in business, size of revenue, net income, market capitalization and number of employees.

Our compensation comparator group includes Canada’s seven largest financial institutions: Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, Manulife Financial, Sun Life Financial and Great-West Lifeco. We benchmark target total compensation for executives against these companies using data provided by Korn Ferry Hay Group (Hay Group), an external consulting firm. Benchmarking is based on roles, taking into consideration the scope and relative complexity of the role in relation to the comparator group, and includes salary, incentive awards, total compensation and compensation mix. This information is considered during our compensation decision-making process (see page 58).

Our performance comparator group, which we use to assess relative performance in our mid-term incentive plan, is our compensation comparator group except Power Financial Corporation replaces Great-West Lifeco. Power Financial Corporation does not participate in the Hay Group survey.

The table below includes information from public disclosure filings for the most recent fiscal year. Data for the banks is as at October 31, 2016. Data for the insurance companies is as at December 31, 2015.

Comparator groups			Compensation comparator group

	Compensation comparator group	Performance comparator group
Bank of Montreal	✓	✓
CIBC	✓	✓
Royal Bank of Canada	✓	✓
TD Bank	✓	✓
Manulife Financial	✓	✓
Sun Life Financial	✓	✓
Great-West Lifeco	✓
Power Financial Corporation		✓

Management proxy circular	51

ENSURING PRUDENT COMPENSATION RISK MANAGEMENT

by balancing risk and reward in our compensation structure and ensuring our programs do not encourage excessive risk-taking

Our compensation programs are guided by the Financial Stability Board’s Principles for Sound
Compensation Practices and Implementation Standards (FSB Guidelines), which have been adopted by our primary regulator, and other applicable regulatory guidance. A key objective of the FSB Guidelines is ensuring that compensation programs, policies and practices align with effective risk management to enhance the stability and soundness of the international financial system and to protect against excessive risk-taking.

The table below sets out how our compensation program and governance framework align with key elements of the FSB Guidelines, including how risk management is integrated into our compensation process. Please also see page 30 for information on our risk management framework, page 55 for more about compensation risk oversight, and page 57 for our key policies.

FSB guidelines	Our alignment
Our board exercises good stewardship to ensure our compensation works in harmony with our other practices to implement balanced risk structures and risk culture
Principle 1 Board oversees our compensation program design and operations

▶     Our independent human resources committee is responsible for the bank’s compensation programs. The committee includes members with extensive governance and risk management experience, and it retains an independent advisor for compensation matters

▶    The committee approves and/or recommends compensation principles, policies, and programs to the board for approval, including total payouts and vesting under material incentive plans, equity grants and compensation for our material risk takers, as well as appropriate risk adjustments to ensure our incentive pool funding aligns with our risk appetite framework

▶     Our board has discretion to adjust total mid- and long-term compensation paid, or the amounts paid to individuals, and can choose to reduce the payout value of awards, based on its assessment of performance and risk outcomes over the performance period, including to zero

Principle 2 Board monitors and reviews our compensation program to ensure it is operating as intended

▶     The human resources committee holds joint meetings with the risk committee at least twice every year to review risks associated with our material compensation programs

▶     The Chief Risk Officer updates the human resources and risk committees on any risk-related incidents and performance against our risk appetite framework for purposes of making compensation decisions, including an assessment of risk-related considerations separate from the mechanisms in our incentive plans

▶    Our internal audit department conducts an annual review of our compensation practices and major compensation plans for compliance against FSB Guidelines and reports back to the committee

Principle 3 Control function employees are compensated in a manner independent of the business areas they oversee

▶     Compensation for employees in control and stewardship functions (such as risk management, legal, compliance, finance, internal audit, anti-money laundering and human resources) is independent of the line of business. Control function employees have a direct reporting line through the functions to ensure conflicts are avoided

▶    Compensation for employees in control functions is tied to overall bank performance and not to the performance of the business line they support. These employees participate in the bank’s overall program, and are not included in any incentive program offered by the business line they support

▶     Management in control functions have day-to-day responsibility and ultimate accountability for their employees, including hiring decisions, performance appraisals and compensation

Our compensation program takes into account the risks that employees take on behalf of the bank, including future risks and risk outcomes
Principle 4 Compensation is adjusted for all types of risk

▶     We manage risk by making sure performance objectives – for the bank overall, by business line, country and individual – can be accomplished within the bank’s risk appetite. Individual objectives are aligned with risk in each executive’s mandate, which includes their accountabilities for risk and compliance. Our clawback policy allows the bank to reduce or cancel compensation that has already been awarded or granted, including variable incentives, if appropriate

▶    To help make sure risk adjustments to incentive plans are appropriate, the Chief Risk Officer presents an assessment of risk considerations to the human resources and risk committees. Risk assessments take into consideration key metrics – such as credit, market, liquidity, capital, operational, and strategic risks – for the bank overall and for each business line. A risk dashboard, which includes both qualitative and quantitative criteria, allows for systematic review of risk considerations in the compensation plans. The dashboard is tied to our risk appetite framework, credit risk appetite and enterprise risk management

52	Scotiabank

EXECUTIVE COMPENSATION

FSB guidelines	Our Alignment

▶     How well an executive or employee adheres to our business values, codes of conduct, and risk and compliance-related policies is a key consideration for individual compensation awards. For employees that have a material impact on risk, the compensation review committee looks at any material conduct issue to make sure there is an appropriate link between incentive compensation and risk

Principle 5 Compensation outcomes are symmetric with performance and risk outcomes

▶     We pay for performance and risk outcomes, with a strong emphasis on variable incentive compensation especially at senior levels of the bank. Our most senior executives are focused on overall bank interests and performance. Our compensation program provides pay that varies based on the bank’s performance and risk outcomes of the bank as well as individual performance. When our goals are:

•    met, we can expect our employees to be compensated in aggregate at market

•   exceeded, we can expect our employees to receive compensation above market

•    not met, we can expect our employees to be compensated below market

▶    Final payout of PSUs is subject to the achievement of ROE and TSR measures and can range from 0% to 125% of the original award. There is no minimum guaranteed level of vesting, and our PSUs do not vest without board approval. The board may use its discretion to adjust the performance factor when the calculated factor does not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.), including the possibility to reduce payouts to zero

▶     As part of the Chief Risk Officer’s risk assessment, prudent valuations for capital adequacy are conducted to ensure we are appropriately managing our capital to produce shareholder returns. As each business line is allocated equity which reflects their respective economic capital, our capital adequacy assessment ensures our capital is adequate to meet current and future risk, and achieve strategic objectives. These prudent valuations ensure business lines are being charged adequately for the risk inherent in their respective business, and feed into the determination of incentive pools. Potential risks affecting capital strength include: concentration risk, off-balance sheet risk, liquidity risk, current and future capital needs and economic profit

▶    Guaranteed incentive payments are discouraged, and multi-year guaranteed incentive payments are not permitted. One-time awards may be selectively provided to new-hire employees to compensate for the loss of income as a result of deferred compensation foregone from a previous employer. These awards are typically long-term compensation, which is contingent upon continuous employment, our share price in the future, and subject to our clawback policy

Principle 6 Compensation payouts are sensitive to the time horizon of risk

▶     The proportion of mid- and long-term incentives typically increases as the time horizon and magnitude of risk an employee is responsible for increases

•    For employees in material risk impact roles, at least 40% of their incentive compensation will be deferred. At least 60% of incentive compensation for more senior executives and the most highly-paid employees is deferred, subject to local market practices

•   Equity-based compensation is generally deferred for at least three years on a pro-rata basis, and any annual incentive taken as DSUs is deferred until the employee leaves the bank, subject to tax effectiveness or other legal limitations in countries outside Canada

▶    Executives are required to hold equity in Scotiabank to align their interests with those of our shareholders. Share ownership requirements vary by level, and senior executives must maintain their ownership for a period of time after they retire

Principle 7 Our mix of cash, equity and other forms of compensation is consistent with risk alignment

▶     Our compensation program is designed to align the behavior of those executives and employees who can influence the bank’s risk position with our risk appetite. We use a mix of annual, mid- and long-term incentives that reflect our risk appetite, and a substantial portion of incentive pay is in mid- and long-term incentives, which are capped where appropriate to avoid excessive risk-taking. Further, all incentive compensation is subject to our clawback policy

▶    Our anti-hedging policy prohibits employees from using hedging strategies or derivatives to circumvent the risk alignment effects of our compensation programs, and incentives awards cannot be assigned

Management proxy circular	53

2. Compensation governance

The board of directors is responsible for executive compensation at Scotiabank.

The human resources committee is responsible for our compensation program and practices, and works in collaboration with the risk committee when making compensation decisions. It also receives advice from a qualified, independent third party advisor.

ABOUT THE HUMAN RESOURCES COMMITTEE

The human resources committee has eight independent directors and an average committee tenure of 5 years. None of the members has ever been a Scotiabank executive.

On the committee since
Aaron Regent (Chair)	2014
Nora Aufreiter	2016
Ronald Brenneman	2004
William Fatt	2015
Thomas O’Neill	2014
Una Power	2016
Indira Samarasekera	2009
Barbara Thomas	2007

All committee members bring extensive experience, acquired through their management involvement in public and private companies, educational institutions and other entities and as seasoned directors. The table below lists the committee’s key skills for effective governance and oversight of our executive compensation program.

Human resources committee members
Independent	8 of 8
Executive compensation experience	6 of 8
Governance experience	6 of 8
Risk management experience	4 of 8
Human resources management experience	6 of 8
President/CEO experience	5 of 8
Other executive leadership experience	8 of 8

54	Scotiabank

EXECUTIVE COMPENSATION

Independent advice

The committee gets advice from a qualified, third party advisor about compensation matters to make sure its decisions are fair and balanced, and reflect a broader perspective. The committee makes its final decision after considering the advice received.

It has the following policies to make sure the advisor it hires is – and remains – independent:

•	management cannot use the same advisor
•	fees must be reported at each committee meeting along with a detailed description of all related activities
•	the committee meets with the independent advisor at every meeting without any members of management present.

The committee has retained Frederic W. Cook & Co., Inc. (FWC) as its independent advisor since 2009. The table below shows the fees paid to FWC in the last two fiscal years for the following services:

•	review of executive compensation practices and program design
•	competitive analysis of CEO compensation
•	trends in executive compensation and governance best practices
•	perspective on appropriate total compensation mix and levels, based on competitive practice and performance
•	advance review of meeting materials to identify any other issues for the committee to consider when evaluating proposed changes to our compensation program and plan designs
•	attendance, either in person or by telephone, at all committee meetings.

	Fiscal 2016 (CAD)	Fiscal 2015 (CAD)
Executive compensation-related fees	$154,788	$147,863
All other fees	–	–
Total fees	$154,788	$147,863

FWC has confirmed that these fees are not significant relative to its total revenue and, therefore, do not affect its independence. FWC did not provide any other services to the committee or board in either year.

COMPENSATION RISK OVERSIGHT

Compensation risk oversight is an important component of our risk management framework (see page 30). The human resources committee oversees compensation risk using an effective organizational structure, proper management oversight, comprehensive policies and discretion and an independent review by internal audit.

Organizational structure

Compensation for key stewardship and support functions (finance, risk management, internal audit, compliance, legal, anti-money laundering and human resources) is tied to overall corporate performance, and not the performance of the business lines they support.

Heads of control functions (finance, risk management, internal audit, compliance and anti-money laundering) manage their groups independently from the business lines they support, and have final sign-off on hiring, compensation and performance assessment for key roles.

Management oversight

The compensation review committee identifies key employees whose roles could have a material effect on risk and reviews their compensation to ensure there is an appropriate link between incentive compensation and risk. This includes senior executives and other employees who establish policies that significantly affect corporate risk, or manage material businesses, countries or regions.

The committee will also review the compensation of any employee involved in a material incident, including issues related to conduct. The compensation review committee is chaired by the Chief Risk Officer, who provides updates on the committee’s activities, including all actions and decisions related to adjusting individual compensation, to the human resources committee.

Management proxy circular	55

The compensation review committee includes:

•	Chief Risk Officer (chair)
•	Group Head and Chief Human Resources Officer
•	Group Head and Chief Financial Officer
•	Executive Vice President and General Counsel
•	Senior Vice President and Chief Auditor
•	Senior Vice President and Chief Compliance and Regulatory Officer
•	Senior Vice President, Total Rewards.

The human capital committee is a management committee that has enterprise-wide accountability for the strategic direction, prioritization and progress of our global human resources strategy. Its mandate includes approving strategies, policies and programs relating to compensation, pensions and benefits.

The human capital committee is made up of the CEO and his direct reports:

•	Group Head, Global Banking and Markets
•	Group Head, International Banking and Digital Transformation
•	Group Head, Canadian Banking
•	Group Head and Chief Financial Officer
•	Group Head and Chief Human Resources Officer
•	Chief Risk Officer
•	Executive Vice President and General Counsel.

Discretion

All decisions about compensation plan design and pay are made within the context of our risk appetite, taking into consideration projected capital ratios as reflected in the annual capital adequacy report to the board.

The annual incentive plan includes an adjustment for risk if the board believes excessive risk was taken to achieve the year’s results. The Chief Risk Officer reports on this directly to the risk committee and human resources committee in their joint meetings.

At year-end, the Chief Risk Officer also completes a review of performance over the past three years to determine if there were any material risk incidents that warrant a risk adjustment to the PSU payout.

The board can also use its discretion to:

•	reduce or withhold payment under the annual incentive plan if our results are significantly below expectations
•	not grant mid- and long-term incentive awards at all or to specific individuals
•	reduce the payout value of PSU awards that have already been granted (including reducing them to zero).

Independent review

Internal audit conducts an independent review of our compensation programs and practices every year, and reports to the human resources committee. The results are also provided to OSFI. The review includes:

•	an assessment of the appropriateness of all material compensation plans and programs against our organizational goals, our risk profile and FSB Guidelines
•	an assessment of appropriateness of payouts relative to risk
•	the compensation of key employees whose roles could have a material effect on risk through operations or policies, or manage material businesses, countries or regions (see page 86).

The Chief Auditor presents the annual review to the human resources committee to confirm that Scotiabank is in compliance with FSB Guidelines in all material respects.

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KEY POLICIES

Compensation policy

Our compensation policy sets out a pay for performance philosophy that supports our strategic focus, encourages strong corporate performance and helps the bank create and sustain shareholder value. Among other things, our compensation policy outlines our approach to compensation risk oversight in our incentive plan design and funding. It outlines the minimum deferral rates for senior executives and individuals whose roles may have a material impact on the risk profile of our business, as well as our compensation structure for individuals in control and stewardship functions.

Hedging and assignment

Employees, officers and directors are not allowed to enter into short sales, calls and puts that involve Scotiabank securities. These restrictions are enforced through our compliance programs. To be eligible to receive equity-based awards, executives are required to attest that they will not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our incentive compensation plans. Equity-based awards, and any entitlements that employees may have under our equity compensation plans, cannot be assigned or transferred, except when it is required by law.

Insider trading

Executives have to pre-clear with our compliance department any trades to buy or sell our securities, including exercising stock options. Executives are not allowed to trade during our trading blackout periods.

Clawbacks and forfeitures

Executives will forfeit outstanding incentive awards and repay compensation that has already been paid if there is a material misstatement of our financial results, inappropriate risk-taking, a breach of compliance rules or our code of conduct or inappropriate conduct resulting in significant losses, fines or penalties.

The following can be clawed back:

• cash bonuses, commissions or payouts received from the deferred compensation plans

• outstanding equity compensation, including PSUs, stock options and DSUs.

Management proxy circular	57

3. Decision-making process

Our compensation process involves management, the human resources committee, the risk committee, advice from third party advisors, and the board for final approval.

All compensation program design and pay decisions are made within the context of our risk appetite.

The Chief Risk Officer regularly reports to the risk committee and identifies any concerns. These reports form the basis for any adjustments to the incentive pools (see pages 52 and 55 for more information about how we manage and oversee compensation decisions).

1. Review the compensation program

Management:

•

reviews the compensation program – how it supports our strategy and how it compares with our competitors, using market data, research and perspective from external consultants (including Willis Towers Watson, Hay Group, Mercer and McLagan Partners Inc.), who provide data, advice or guidance to management about plan design

•	presents its recommendations to the human resources committee.

The human resources committee reviews the recommendations with the risk committee, and with its independent advisor, for recommendation to the board for approval.

2. Choose performance metrics and annual deliverables

Management determines business performance metrics and weightings for the incentive plans, and sets objectives for the bank overall, each business line and each country. The process includes testing various scenarios to understand performance under different conditions, to make sure the performance metrics and objectives support our strategy and reflect the bank’s risk appetite (including credit, market, operational, reputational and other risks – see page 30).

The human resources committee reviews the performance metrics with the risk committee, and then recommends them to the board for approval.

The President and CEO reviews the annual deliverables that will be used to assess each senior executive’s individual performance, making sure these support our strategy. The President and CEO also presents his own annual deliverables in the context of our corporate goals and long-term strategy to the board for approval.

3. Set targets for executive compensation

Management develops target compensation and recommends variable pay for the senior leadership team, including executive vice presidents and above and senior leadership in Global Banking and Markets, after reviewing comparator compensation data provided by the external consultants (see page 51 for information about our compensation comparator group). Target compensation is aligned to the market, and adjusted for the scope of each executive’s role and responsibility to ensure the overall positioning is appropriate. Actual compensation for each executive is aligned with performance and reflects their execution of their strategic objectives.

The human resources committee:

•	reviews the target total compensation packages for the senior leadership team in relation to our compensation comparator group
•	looks specifically at compensation for key employees who have significant compensation arrangements or are subject to regulation in different environments
•	determines the target total compensation package for the President and CEO with input from its independent advisor.

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4. Review corporate performance

Management:

•	assesses performance against the corporate performance metrics to develop a business performance factor for the incentive plans (see page 67)
•	evaluates our performance relative to the banks in our performance comparator group and assesses whether the factor should be adjusted for relative financial performance
•

carries out assessments, looking at the amounts accrued to the incentive plans to assess appropriate use of capital as well as whether funding of the incentive pool should be adjusted for other concentration, off-balance-sheet, liquidity or other potential risks

•	makes recommendations to the human resources committee.

The human resources committee:

•	reviews management’s recommendation, working with the risk committee
•	may make an adjustment for risk at the recommendation of the Chief Risk Officer
•	recommends the business performance factor for the incentive plans to the board for approval.

The board can reduce the size of the business performance factor based on its own risk assessment, which reduces the pool. It also has the discretion to reduce the payout to zero if we deliver results that are significantly below expectations.

5. Review individual performance

The compensation review committee reviews the conduct and compensation of employees whose roles could have a material effect on risk, and recommends any reductions to the President and CEO.

The President and CEO reviews the performance and compensation of his direct reports:

•

assesses senior management performance against their annual deliverables and leadership behaviors (annual incentive awards) as well as their leadership potential and sustained performance (deferred compensation awards)

•	recommends their salary, annual incentive awards and equity incentive awards, taking into account performance, leadership behaviors and potential and market position
•	recommends their compensation for the year to the human resources committee.

The committee completes an in-depth assessment of the President and CEO’s individual performance in leading us towards meeting our goals, and setting and executing against our long-term strategy, including:

•	overall performance
•	implementation of the President and CEO’s strategies to increase shareholder value
•	achievement of his annual deliverables.

6. Award compensation

The human resources committee reviews and finalizes the recommendations for the President and CEO’s direct reports, the executive vice presidents, senior leadership in Global Banking and Markets, other control function heads and UK employees who are governed by the UK Remuneration Code. The board reviews the recommendations and approves the executive compensation decisions.

The human resources committee determines the President and CEO’s actual compensation, which it recommends to the board for approval. The President and CEO is not involved in determining his own compensation. The committee reviews reports from management and the President and CEO’s self-assessment, and consults with its independent advisor before making its recommendation to the board.

The committee’s independent advisor prepares a detailed analysis for the committee to review when making its decisions about the President and CEO’s compensation, including:

Horizontal benchmarking analysis:

•	target and actual compensation of the President and CEO’s peers in the compensation comparator group, and trends and competitive practice in the broader Canadian market

Vertical pay analyses:

•	a pay ratio comparison of the President and CEO’s pay package relative to the median Canadian family income
•	the President and CEO’s compensation in relation to the bank’s net income.

Following these reviews, the committee recommends the President and CEO’s compensation to the board for approval. Please see page 70 for details about Mr. Porter’s 2016 compensation.

Management proxy circular	59

4. Program elements

The executive compensation program for named executives includes direct compensation (base salary and annual, mid- and long-term incentive plans), and indirect compensation (pension, group benefits and perquisites).

	Component	Purpose	Form	Performance period	Pay at risk profile
Direct compensation
Fixed	Base salary	Compensates executives for fulfilling their day-to-day responsibilities, including leadership and management skills	cash	one year	no risk
Variable	Annual incentive plan (page 61)	Rewards executives for meeting annual corporate objectives (financial and non-financial) and individual annual deliverables	cash or DSUs that are redeemed for cash when the executive leaves the bank (see page 63)	one year	moderate risk
	Deferred compensation (see page 64)	Mid-term incentive rewards executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	PSUs	three years	significant risk
		Long-term incentive rewards senior executives for creating sustained shareholder value over three to ten years and links their interests to those of shareholders	stock options	up to 10 years	significant risk
Indirect compensation
	Pension	Provides an important source of retirement income See page 82 for more information	defined benefit plan (contributory or non-contributory membership) supplemental pension plan (non-registered and unfunded, for some executives)	ongoing	no risk
	Group benefits	Invests in employee health and well-being Executives participate on the same basis as all other employees Vary based on level and local market	group life, accidental death and dismemberment, disability and extended health and dental insurance employee share ownership plan (Scotiabank matches an additional 50% up to a specified limit)	ongoing	no risk
	Perquisites	Provides market competitive benefits Vary based on level	annual fixed allowance, paid quarterly (taxable benefit)	ongoing	no risk

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ABOUT THE ANNUAL INCENTIVE PLAN

Purpose	To reward annual performance in a way that supports our strategic plan
Who participates	All eligible employees, including all named executives
How we determine the award	The amount of the award depends on the executive’s incentive target, the business performance factor, and his or her individual performance factor (see below)
Performance factors

The business performance factor is calculated using the same financial and non-financial metrics we use to measure our corporate performance:

•   absolute performance is measured against the objectives in our business plan

•   relative performance is measured against the banks in our performance comparator group (see page 51)

The individual performance factor depends on the executive’s performance against annual deliverables established at the beginning of the year and leadership behaviors demonstrated during the year

Payout	Cash or DSUs that are redeemed for cash when the executive leaves the bank (see page 63)
Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions (see pages 57 and 84 for details)

How we determine the award

Management proxy circular	61

Calculating the business performance factor

We calculate the business performance factor in three steps.

1. Assess performance against financial metrics	First we calculate a preliminary performance factor based on performance against four corporate performance metrics.

2. Adjust based on relative financial performance

Next we adjust the factor up or down based on how we performed against our relative performance metrics.

Strategic focus

Increase shareholder value relative to our peers

Why it’s important

Performance is assessed against adjusted earnings as disclosed by the banks in our performance comparator group (see page 51) based on:

•  net income growth

•  earnings per share growth

•   revenue growth

•  operating leverage

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3. Final adjustments by the board	Finally, the human resources committee reviews a risk assessment jointly with the risk committee and the Chief Risk Officer, and assesses the appropriateness of the factor.

Voluntary deferral of annual incentive plan award – taking DSUs instead of cash

Senior vice presidents and above can defer some or all of their annual incentive by taking it as DSUs instead of cash, as an additional way to align their interests with those of our shareholders. Executives must hold their DSUs until they leave the bank.

How it works:

•   Executives who want to receive their award in DSUs instead of cash must make this decision before the first day of the fiscal year.

•   Once the annual incentive is determined, we convert the award to DSUs using the price of our common shares on the TSX on the first trading day of the fiscal year. This means the executive can lose or benefit, depending on how our shares perform over the fiscal year.

•   DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

•    Executives must redeem the DSUs by the end of the calendar year following the year they leave the bank.

Executives who decided to receive their 2017 annual incentive as DSUs will have their award converted to DSUs in December 2017 using $72.03, our closing share price on the TSX on November 1, 2016.

How our shares

performed in 2016

Our share price when executives chose to receive their 2016 award in DSUs was $61.85 (on November 2, 2015, the first trading day of fiscal 2016).

Our share price was $76.04 on December 16, 2016, when we converted the award to DSUs – a 23% increase in value.

Management proxy circular	63

ABOUT DEFERRED COMPENSATION

Purpose	To reward strong sustained performance over three to 10 years, and link the interests of executives and shareholders
How we determine the award	The amount of the award is based on each executive’s sustained performance during the year, their leadership potential as defined in the bank’s leadership resource plan, and their compensation target. The award is forward-looking, so the human resources committee does not consider the value of awards the executive has received in previous years when it is determining new grants
Form of award	Deferred compensation is equity-based and awarded to our named executives as follows:
• 80% as PSUs (mid-term incentive) or 100% as PSUs for non-Canadians
• 20% as stock options (long-term incentive)
Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions (see pages 57 and 84 for details)
	Mid-term incentive	Long-term incentive
Purpose	To reward executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	To retain senior executives, reward them for creating sustained shareholder value over three to 10 years, and link their interests to those of our shareholders
Who participates	Vice presidents and above	Senior vice presidents and above
Form of award

PSUs

The amount of the award is converted to PSUs on the first day of the open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. PSUs earn dividend equivalents

Stock options

The amount of the award is converted to options on the first day of the open trading window following the public release of our year-end financial results, using the estimated compensation value of the stock options on the grant date

The exercise price is either the closing price of our common shares on the TSX on the trading day prior to the grant date, or the volume weighted average trading price for the five trading days immediately preceding the grant date (whichever is higher)

Options cannot be re-priced or exchanged for options with a lower price

Options cannot be sold to a third party – they can only be transferred to a beneficiary or legal representative if the holder dies

You can read more about our stock option plan beginning on page 81

Vesting and payout

PSUs vest and are paid out at the end of the three-year performance period based on our performance (see below for details). Vested units are paid out in cash.

The amount the executive receives depends on the number of units that vest and our share price at the time of vesting:

As of December 2014, options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant (options awarded before this date vest 25% each year over four years, beginning on the first anniversary date of the grant)
	• the number of units that vest is determined by the performance factor (see page 65)	Executives can exercise their options after they vest
	• vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day of our insider trading window following the vesting date	The amount the executive receives depends on our share price at the time they exercise the options
• payments are made by December 31 of the year the units vest, and withholding taxes apply

Options granted before December 2009 may include a tandem stock appreciation right (SAR). The holder may exercise either the option or the tandem SAR for cash, equal to the value of the option gain (tandem SARs are not dilutive)

Withholding taxes and trading fees apply

Options expire after 10 years. If an option’s expiry date falls during an insider trading blackout period (or within 10 business days after the blackout), it will automatically be extended to 10 business days after the end of the blackout period

Potential adjustments

Our PSUs do not vest without board approval of the final performance factor and resulting payout.

As part of the process, the Chief Risk Officer assesses whether a risk adjustment is appropriate . Additionally, the board may use its discretion to adjust the performance factor when the calculated factor may not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.)

Such adjustments include the ability to reduce the performance factor to zero.

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How we calculate the performance factor for the mid-term incentive

The performance factor determines how many units will vest at the end of the three-year period. It ranges from 0 to 125. There is no minimum guaranteed level of vesting in our PSU plan. The board reviews the performance factor calculated using the formula below and assesses whether the outcome of the formula makes sense in light of the performance objectives established at the time of grant and other relevant considerations. Based on this assessment, the board may apply discretion to adjust the calculated performance factor, including reducing it to zero.

We calculate the performance factor using the same financial metrics we use to measure our corporate performance:

•	absolute performance is measured against the objectives in our business plan
•	relative performance is measured against our performance comparator group (see page 51).

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5. 2016 Compensation decisions

2016 TOTAL DIRECT COMPENSATION

		Variable compensation			2016
		Annual incentive	Deferred compensation		Total direct compensation	% variable	% variable deferred
	Base salary ($)	Cash ($)	PSUs ($)	Stock options ($)	($)
Brian Porter	1,000,000	2,110,000	5,600,000	1,400,000	10,110,000	90%	77%
Sean McGuckin	550,000	850,000	1,400,000	350,000	3,150,000	83%	67%
Ignacio Deschamps	524,686	1,114,607	2,927,522	0	4,566,815	89%	72%
Dieter Jentsch	600,000	2,140,000	2,608,000	652,000	6,000,000	90%	60%
James O’Sullivan	600,000	1,050,000	1,840,000	460,000	3,950,000	85%	69%

Please see the executive profiles beginning on page 70 for a detailed discussion of each named executive’s compensation for the year.

Annual incentive awards are based on the business performance factor and on individual performance. We discuss the business performance factor below. You will find a discussion of each named executive’s individual performance in their executive profile.

Deferred compensation (granted as 80% PSUs and 20% stock options, and 100% PSUs for Mr. Deschamps) is awarded based on each executive’s performance during the year, their leadership potential as defined in the bank’s leadership resource plan, and their target compensation. (See pages 64 and 65 for details.)

•

The PSUs will vest on November 30, 2019 upon board approval of the final performance factor and resulting payout. The amount the executives will receive depends on how many units actually vest, and our share price. The number of units that vest will be determined by the performance factor, which will be calculated based on our absolute return on equity versus annual targets and relative total shareholder return over the three-year period. Vested units are paid out in cash.

•

The stock options will vest in December of 2019 and 2020, and expire in 2026. Executives will be able to exercise their options after they vest and the amount they receive will depend on our share price at the time of exercise.

2016 ANNUAL INCENTIVE AWARD

We use three steps to calculate the all-bank business performance factor for the annual incentive: a factor based on financial and non-financial metrics, an adjustment based on relative financial performance, and a final adjustment by the board for risk and other considerations. You will find a detailed discussion about this process, why we use these metrics and how they are linked to our strategy on page 49.

The formulas on the following pages show you that the all-bank performance factor this year is 108. This is higher than last year’s factor of 99 for several reasons:

•

this year we exceeded our target on all four financial and non-financial metrics (see step 1), while in 2015 we achieved our target on only two metrics. This year’s return on equity objective was lower than last year’s in part due to expected higher levels of regulatory capital. See page 15 of our 2016 annual report for a discussion of our results compared to 2015

•	our overall financial performance relative to our peers was competitive so there was no adjustment up or down (see step 2)
•

the board did not make any adjustment for risk this year at the all-bank level (see step 3). The Chief Risk Officer led a review of risk-related considerations separate from the mechanisms already embedded in the plans and concluded that the bank had operated within its risk appetite so there was no need to make an additional adjustment for risk (please see pages 52 and 55 for more about this process).

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1. Performance against financial and non-financial metrics

Rating scale	performance factor 50	performance factor 100	performance factor 150	performance for compensation purposes[1]
Return on equity	12.7%	14.1%	15.5%	14.3%	▶	107
Diluted earnings per share	$5.65	$5.95	$6.25	$5.98	▶	106
Operating leverage	-5.5%	-0.5%	4.5%	+0.7%	▶	113
Customer loyalty	51.2	51.9-52.9	53.6	53.2	▶	110

1. See footnote on page 45.

The board can use its discretion to reduce or withhold payment if our results are significantly below expectations. Return on equity and operating leverage are not defined terms under GAAP and may not be comparable to similar terms used by other financial institutions (see page 87).

2. Adjust based on relative financial performance

Rating scale	performance factor -10	performance factor 0	performance factor +10	actual
Relative performance metric Our performance compared to the banks in our performance comparator group (see page 51).	all four metrics significantly less positive than peers	performance in line with peers	all four metrics significantly more positive than peers	Our performance was within range relative to peers based on adjusted earnings disclosed	▶	0

3. Final adjustments by the board

Management proxy circular	67

PAYOUT OF 2013 PSU AWARDS

PSUs awarded to the named executives in 2013 vested on November 30, 2016 (the end of the three-year PSU performance period) after the board approved the performance factor and final payout. The table below shows how we calculated the payouts, which were made in December 2016.

The performance factor for these PSUs is slightly below target at 97 because our three-year relative total shareholder return performance was slightly below median, reducing the positive impact of our absolute performance against return on equity targets. This reduced the number of PSUs that vested for payout.

The vesting price is the average closing price of our common shares on the TSX for the 20 trading days ending on November 30, 2016, the day before the first day of our insider trading window following the vesting date.

The difference between the grant value and payout value illustrates the link between pay and performance, and the alignment with the experience of our shareholders. It represents the growth in share price over the period and includes the impact of dividends paid on our common shares.

	Number of PSUs granted in 2013		Number of dividend equivalents received		Total PSUs		Performance factor		Vesting price ($)		Payout value on vesting ($)	Value on the date of the grant (2013) ($)	Difference between grant value and payout value
Brian Porter	46,026	+	6,131	=	52,157	x	0.97	x	71.96	=	3,640,650	3,000,000	21%
Sean McGuckin	13,348	+	1,778	=	15,126	x	0.97	x	71.96	=	1,055,788	870,000	21%
Dieter Jentsch	15,189	+	2,023	=	17,212	x	0.97	x	71.96	=	1,201,414	990,000	21%
James O’Sullivan	4,603	+	613	=	5,216	x	0.97	x	71.96	=	364,065	300,000	21%

Mr. Deschamps was not an employee in 2013.

How we calculated the performance factor

We use two steps to calculate the performance factor for the PSU payout: absolute performance against our three-year return on equity targets, and relative performance (our total shareholder return compared to our performance comparator group over the three-year period). You will find more information about why we use these metrics and how they are linked to our strategy on page 50.

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Absolute performance factor

Our three-year average return on equity is net income less preferred share dividends, expressed as a percentage of average common shareholders’ equity. Return on equity is assessed each year against annual targets, which are in line with the expected earnings target that forms part of the annual incentive plan.

	performance factor 0	performance factor 50	performance factor 100	performance factor 150	[1]	actual factor			Absolute performance factor (3-year average)
2014	7.8%	14.0%	15.5%	17.1%		16.1%	▶	119	106
2015	7.4%	13.3%	14.8%	16.3%		14.6%	▶	93
2016	7.1%	12.7%	14.1%	15.5%		14.3%	▶	107

1.	PSUs granted in 2013 may vest from 0% to 150% of target

The return on equity objective has declined over the three years because regulatory capital requirements have significantly increased – our Common Equity Tier 1 ratio is much higher than it was three years ago.

Relative performance factor

Our relative total shareholder return is the appreciation in our share price plus dividends reinvested over the three-year period, using the 20 trading day average closing share price of our common shares on the TSX, compared to the TSR delivered by our performance comparator group (see page 51).

	performance factor 50 (25th percentile	)	performance factor 100 (50th percentile	)	performance factor 150 (75th percentile	)	actual	Relative performance factor
Three-year total shareholder return (annualized)	8.3%		10.7%		11.7%		9.5%	88

Based on a review of performance over the past three years, the Chief Risk Officer concluded that no risk adjustment was required to the PSU performance factor.

The committee reviewed these results and discussed whether a discretionary adjustment was warranted. After discussion and deliberation, the committee recommended no additional adjustment to the PSU performance factor (see page 64).

Management proxy circular	69

BRIAN J. PORTER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Brian J. Porter Toronto, Ontario, Canada

Brian Porter assumed the role of CEO on November 1, 2013.

Mr. Porter is responsible for defining, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize long-term shareholder value and return, and meet the needs of the bank’s other key stakeholders: customers, employees and communities. He is accountable to the board for the development and execution of the bank’s strategy, compliance with all governance and regulatory requirements, and the overall financial performance of Scotiabank.

2016 Performance

After successfully setting the bank’s transformational strategic agenda during his first two years as President and CEO of Scotiabank, this year Mr. Porter focused on accelerating implementation of the bank’s goals and building momentum around a series of important change initiatives.

Notable aspects of Mr. Porter’s performance during fiscal 2016 include:

•  Annualized total shareholder return of 22.5%, reflecting the highest level among the bank’s performance comparator group, which averaged 8.4%

•	Increased communication and awareness of the bank’s risk appetite and risk culture through a key awareness campaign
•	Comprehensive efforts to reinforce the bank’s progress towards becoming more customer-focused and performance-oriented, and updating the bank’s purpose and values

Highlights of our financial results are presented below:

	2016[1]	2015	Change
Total revenue	$26,350 million	$24,049 million	+10%
Net income after tax	$7,646 million	$7,213 million	+6%
Return on equity	14.3%	14.6%	-30 basis points
Diluted earnings per share	$6.00	$5.67	+6%

1.	Adjusted to reflect the impact of the 2016 restructuring charge of $278 million after tax (see page 87). This year’s return on equity result was lower than last year’s in part due to higher levels of regulatory capital.

The table below summarizes Mr. Porter’s accomplishments relative to key performance objectives established at the beginning of the fiscal year:

Key objectives	Results
Structural cost transformation to drive productivity and enhance customer experience	Orchestrated a major restructuring effort – culminating in public commitments to achieve run-rate cost savings of $750 million per year by fiscal 2019 and an improvement in the bank’s productivity ratio of approximately 200-250 basis points by fiscal 2019
Build on our technology blueprint and drive a digital transformation	Developed a comprehensive, all-bank digital strategy featuring new executive leadership recruited externally, a new operating model and ambitious digital targets
Prioritize and accelerate the bank’s customer experience management system	Implemented a new customer experience management system in the bank’s five key retail banking markets – Canada, Mexico, Peru, Chile and Colombia – to systematically listen to and act upon our customers’ feedback
Evolve our business mix to align financial resources towards our mid- and long-term objectives

Actively managed the bank’s balance sheet by reducing the reliance on wholesale funding by $17 billion year-over-year, and prudently growing risk-weighted assets by 1.7% year-over-year while delivering 6% earnings per share growth and 14.3% return on equity

Continued to sharpen the bank’s strategic focus through the sale of non-core assets such as Roynat Lease Finance

Continue to foster employee engagement and leadership capabilities

Increased gender diversity among the bank’s leadership team, reaching 30% women across the bank at the level of vice president and above (35% in Canada and 17% internationally)

Continued to build talent in the bank’s leadership team, particularly in the digital area, and further restructured the bank to align many executive roles with enhanced responsibilities and accountabilities

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2016 Compensation

	2016		2015

	Actual	Target	Actual
Base salary	$1,000,000	$1,000,000	$1,000,000
Annual incentive award	$2,110,000	$1,500,000	$1,780,000
Mid-term incentive award – 80% PSUs	$5,600,000	$5,200,000	$5,200,000
Long-term incentive award – 20% stock options	$1,400,000	$1,300,000	$1,300,000
= Deferred compensation	$7,000,000	$6,500,000	$6,500,000
Total direct compensation	$10,110,000	$9,000,000	$9,280,000

Given Mr. Porter’s performance and his experience in the role, his total direct compensation in 2016 is 9% higher than 2015 and 12% above his 2016 target compensation. The increase in total compensation is due to increases in his annual incentive award and deferred compensation.

Annual incentive

Mr. Porter’s annual incentive award is 19% higher than his award in 2015. Roughly half of the increase in his annual incentive reflects the successful achievement of the bank’s annual financial and customer goals (see page 67) and resulting business performance factor of 108 (compared to 99 in 2015), and half is due to his performance against his personal objectives. Mr. Porter’s individual performance was strong as he executed well on his performance commitments and the bank’s strategic priorities, as described above. This strong individual performance along with higher business performance resulted in an overall bonus that is 40% higher than his target award.

Deferred compensation

Mr. Porter’s deferred compensation is 8% higher than 2015. As a result of his strong execution of his performance commitments, and his leadership in helping achieve the bank’s strategic goals, the board approved and awarded him 108% of his target award in 2016. This results in 77% of his variable compensation being deferred (79% in 2015).

Share ownership (as at October 31, 2016)

Values are based on $72.08, the closing price of our common shares on the TSX on October 31, 2016.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$7,015,357	$1,162,650	$14,611,574	$22,789,581	23x	yes

CEO compensation awarded vs. realizable and realized pay

The table below compares the compensation awarded to our CEO over the past five years (Richard Waugh from 2012 to 2013 and Brian Porter from 2014 to 2016) and the value realized or realizable as at December 31, 2016.

We also compare the compensation values to the value earned by shareholders, indexed at $100 to show a meaningful comparison.

Overall, the value shareholders received over the last five years has exceeded the CEO’s realized and realizable compensation. The realized and realizable value includes salary and cash annual incentive awards, the value at vesting of share units granted and the current value of units that are outstanding, the value of stock options exercised during the period and the value of outstanding stock options that are in-the-money. The values in this table can vary significantly from year to year based on changes in share price, when the awards vest and when stock options are exercised.

CEO Compensation Awarded vs. Realizable and Realized Pay from 2012 to 2016

	Compensation Awarded[1] ($ millions)	Compensation Realized and Realizable as at December 31, 2016 ($ millions)	Period	Value of $100
Year				Waugh/Porter[2]	Shareholders[3]
2012	11.1	15.1	Oct 31, 2011 to Dec 31, 2016	136	177
2013	11.1	12.1	Oct 31, 2012 to Dec 31, 2016	108	165
2014	8.9	8.9	Oct 31, 2013 to Dec 31, 2016	100	135
2015	9.3	11.6	Oct 31, 2014 to Dec 31, 2016	125	120
2016	10.1	9.0	Oct 31, 2015 to Dec 31, 2016	89	129
			Average	112	145
1.	Includes salary received during the year and variable compensation awarded at year-end for performance during the year.

2.	The compensation realized or realizable by Mr. Waugh or Mr. Porter for each $100 awarded in total direct compensation during the fiscal year indicated.

3.	The cumulative value of a $100 invested in Scotiabank common shares on the first trading day of the period indicated, assuming reinvestment of dividends.

Management proxy circular	71

SEAN D. MCGUCKIN, GROUP HEAD AND CHIEF FINANCIAL OFFICER

Sean D. McGuckin, CPA, CA Mississauga, Ontario, Canada

As Group Head and Chief Financial Officer, Sean McGuckin oversees Finance which includes investor relations, taxation, and strategic investments. He is also responsible for our group treasury, corporate insurance and economics departments. Mr. McGuckin has served as the bank’s Chief Financial Officer since 2012 and he was appointed to Group Head and Chief Financial Officer on December 1, 2015.

Mr. McGuckin is responsible for ensuring financial strategies are developed and integrated across the organization, and partners with the executive team to develop enterprise-wide strategies to support the bank’s goal of delivering strong, consistent and predictable earnings to our shareholders over the long term. He is also accountable for establishing and directing the bank’s capital management processes, providing financial management and treasury oversight and oversight of operational functions within Finance.

2016 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. McGuckin’s leadership in the following notable ways:

Key objectives	Results
Execute finance reorganization to drive finance transformation	Established work streams and processes to deliver finance reorganization
Drive improved business through balance sheet optimization	Reduced reliance on wholesale funding
Simplify corporate organization structure	On course to streamline organization structure
Launch new supplier risk management process	Enhanced supplier risk management process and technical expertise through appointment of Chief Procurement Officer
Enhance investor relations	Strengthened relationships with top existing investors
Structural cost transformation to drive run rate expense savings	Program effectively communicated to external stakeholders, with focus on run rate savings

2016 Compensation

	2016	2015	* may not add to 100% due to rounding
Base salary	$550,000	$500,000
Annual incentive award	$850,000	$710,000
Mid-term incentive award – 80% PSUs	$1,400,000	$1,440,000
Long-term incentive award – 20% stock options	$350,000	$360,000
= Deferred compensation	$1,750,000	$1,800,000
Total direct compensation	$3,150,000	$3,010,000

Given Mr. McGuckin’s performance and his experience in the role, as well as an increase in his target compensation to align with both the size of his expanded role and the external market, his total direct compensation in 2016 is 5% higher than 2015.
Salary for 2016

Mr. McGuckin’s salary was increased to $550,000 for fiscal year 2016 in recognition of his promotion to Group Head and Chief Financial Officer.

Annual incentive

Mr. McGuckin’s annual incentive award is 20% higher than his award in 2015 due to his strong individual contribution and the achievement of his annual goals, as described above, and an all-bank performance factor of 108 (compared to 99 in 2015), as well as an increase in his incentive target to align with market and the size of his expanded role.

Deferred compensation

Mr. McGuckin’s deferred compensation is 3% lower than 2015. The award is based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. 67% of his variable compensation is deferred (72% in 2015). In addition, Mr. McGuckin voluntarily elected to defer 50% of his annual incentive award in deferred share units, increasing his deferred portion to 84% of his variable compensation.

Share ownership (as at October 31, 2016)

Values are based on $72.08, the closing price of our common shares on the TSX on October 31, 2016.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$3,154,047	$2,498,083	$4,212,412	$9,864,542	18x	yes

72	Scotiabank

EXECUTIVE COMPENSATION

IGNACIO “NACHO” DESCHAMPS, GROUP HEAD, INTERNATIONAL BANKING AND DIGITAL TRANSFORMATION

Ignacio Deschamps New York, USA

Mr. Deschamps was hired as Strategic Advisor to the CEO, Digital Banking on January 4, 2016, and
became Group Head, International Banking and Digital Transformation on March 3, 2016.

As a Group Head with executive responsibility for International Banking, Mr. Deschamps oversees all of the International Bank’s personal, small business and commercial banking operations globally outside of Canada. Mr. Deschamps also has executive responsibility for leading the digital transformation of Scotiabank, reimagining and simplifying the customer experience, working in partnership with key executives across the bank.

2016 Performance

International Banking reported earnings of $2,079 million, which represented growth of $226 million or 12% year-over-year, achieved within our risk appetite parameters. These results reflect continued
strong loan, deposit and fee income growth – particularly in the Pacific Alliance region – improved credit trends, and well-managed expenses, as well as growth in our primary customer base. Results were offset by higher provision for credit losses.

The reported financial results of International Banking are presented below:

	2016	2015	Change
Total revenue	$9,841 million	$8,843 million	11%
Net income	$2,079 million	$1,853 million	12%
Return on equity	12.8%	13.0%	-20 basis points

The table below summarizes Mr. Deschamps’ results relative to key performance objectives established upon his joining the bank:

Key objectives	Results
Develop and enhance longer-term, profitable customer relationships	Increased the primary customer base year over year
Drive greater digital adoption with our customers by providing a more compelling customer experience	Launched several enabling initiatives aimed at driving greater digital adoption and providing a more compelling customer experience
Implement International Banking’s structural cost transformation program to be better organized to serve our customers	Exceeded efficiency targets for the year
Continue to build out International Banking’s portfolio of partnerships and acquisitions to create more relevance and presence in our key markets	Signed a number of key partnership agreements and renewals
Improve our leadership bench strength and diversity	Made significant efforts to drive higher quality assessments and leadership diversity, including increasing the proportion of women at the level of vice president and above to 25% in International Banking
Develop and engage senior team on enterprise-wide digital strategy	Successfully delivered the enterprise-wide digital strategy to the board
Bring concept of “Net Promoter System (NPS)” to organization as the key strategy to improve customer advocacy	Obtained leadership commitment to implement NPS and launched successful pilots in Peru and Canada

2016 Compensation1

	2016	* may not add to 100% due to rounding
Base salary	$524,686
Annual incentive award	$1,114,607
Mid-term incentive award – 100% PSUs	$2,927,522
Long-term incentive award – 0% stock options	$0
= Deferred compensation	$2,927,522
Total direct compensation	$4,566,815

1.  Mr. Deschamps’ compensation has been converted to Canadian dollars. He will receive 100% of his deferred compensation as PSUs as an executive based outside of Canada.

      He also received one-time awards in connection with his hiring – see summary compensation table on page 77.

Annual incentive

Mr. Deschamps’ annual incentive award is above target due to his strong individual contribution and the achievement of his annual goals, as described above, and an all-bank performance factor of 108.

Deferred compensation

Mr. Deschamps’ deferred compensation award is based on his target range, his leadership in helping achieve the bank’s strategic goals, and represents 72% of his variable compensation.

Share ownership (as at October 31, 2016)

Values are based on $72.08, the closing price of our common shares on the TSX on October 31, 2016.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$0	$0	$2,818,233	$2,818,233	4x	on track[1]
1.	Mr. Deschamps has five years to meet the share ownership requirement. As of the date of this circular, Mr. Deschamps holds $155,780 in common shares based on $77.89, the closing price of our common shares on the TSX on February 1, 2017.

Management proxy circular	73

DIETER W. JENTSCH, GROUP HEAD, GLOBAL BANKING AND MARKETS

Dieter W. Jentsch Toronto, Ontario, Canada

Dieter Jentsch was appointed Group Head, Global Banking and Markets on March 3, 2016. In his new role, Mr. Jentsch is responsible for the overall management of Global Banking and Markets’ operations worldwide.

Mr. Jentsch has been with Scotiabank since 1983, and has held a number of progressively more senior positions including leadership roles in Canadian Commercial Banking, Wealth Management and Latin America. Prior to his current role, Mr. Jentsch was Group Head, International Banking.

2016 Performance

Global Banking and Markets had a slow start to the year – in part, due to elevated energy loan losses and soft market conditions. However, performance in the second half of the year improved with earnings growing to $1,571 million, an increase of $18 million from last year, achieved within its risk appetite. Strong revenue performance in the fixed income, corporate lending and commodities businesses were mainly offset by higher provision for credit losses and lower results in global equities.

The reported financial results for Global Banking and Markets are presented below:

	2016	2015	Change
Total revenue	$4,432 million	$4,024 million	10%
Net income	$1,571 million	$1,553 million	1%
Return on equity	12.6%	13.0%	-40 basis points

The table below summarizes Mr. Jentsch’s results relative to key performance objectives established upon his appointment to the role:

Key objectives	Results
Deliver significant run-rate savings to drive structural cost transformation	Delivered run-rate savings ahead of target
Drive improved business mix through balance sheet optimization	Reduced reliance on wholesale funding
Enhance global banking platform to develop a deeper relationship with our customers	Reorganization and repositioning of select geographic areas, including Latin America, well underway
Enhance personal executive customer engagement	Driving customer focus by setting and meeting key client relationship goals personally and for other key executives
Develop a culture of teamwork that promotes the highest levels of performance, character and ethical standards amongst the Global Banking and Markets workforce	Implemented several initiatives to enhance teamwork and a performance-based culture that highly values ethics

2016 Compensation

	2016	2015
Base salary	$600,000	$600,000
Annual incentive award	$2,140,000	$1,070,000
Mid-term incentive award – 80% PSUs	$2,608,000	$2,064,000
Long-term incentive award – 20% stock options	$652,000	$516,000
= Deferred compensation	$3,260,000	$2,580,000
Total direct compensation	$6,000,000	$4,250,000

Given Mr. Jentsch’s strong individual performance, the strong operating performance of Global Banking and Markets, as well as a market adjustment to target compensation to reflect his new role, his total direct compensation in 2016 is 41% higher than 2015. Mr. Jentsch’s compensation also reflects his strong contribution to International Banking’s record results in fiscal 2016 prior to his appointment to Group Head, Global Banking and Markets.

Annual incentive

Mr. Jentsch’s annual incentive award is 100% higher than his award in 2015 due to his strong individual contribution and the achievement of his annual goals, the increased size of his new role, as described above, and an all-bank performance factor of 108 (compared to 99 in 2015).

Deferred compensation

Mr. Jentsch’s deferred compensation is 26% higher than 2015. The award is based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. 60% of his variable compensation is deferred.

Share ownership (as at October 31, 2016)

Values are based on $72.08, the closing price of our common shares on the TSX on October 31, 2016.

Common shares	DSUs	PSUs	Total value	As a multiple of cash compensation	Meets share ownership requirement
$3,778,869	$0	$5,394,363	$9,173,232	3x	yes

74	Scotiabank

EXECUTIVE COMPENSATION

JAMES P. O’SULLIVAN, GROUP HEAD, CANADIAN BANKING

James P. O’Sullivan Toronto, Ontario, Canada

James O’Sullivan is Group Head, Canadian Banking and is responsible for all retail, small business, commercial banking and insurance operations in Canada, as well as wealth management. He was appointed to this position on June 19, 2015.

Mr. O’Sullivan joined Scotiabank in 1990, and has held senior leadership roles in Investment Banking, Mergers & Acquisitions, Finance and Asset Management. Prior to his current role, Mr. O’ Sullivan served as Executive Vice President, Global Wealth Management.

2016 Performance

Canadian Banking contributed more than half of the bank’s earnings in 2016, with net income of $3,736 million, up 12% from last year and achieved within its risk appetite. Solid asset and deposit growth, along with increasing margin driven by credit cards and deposits, gain on the sale of a non-core lease financing business and higher non-interest income contributed to this increase. Results were partially offset by higher provision for credit losses and non-interest expenses. Customer loyalty results were well above target.

The reported financial results of Canadian Banking are presented below:

		2016	2015	Change
	Total revenue	$12,188 million	$11,247 million	8%
	Net income	$3,736 million	$3,344 million	12%
	Return on equity	22.0%	21.0%	+100 basis points

The table below summarizes Mr. O’Sullivan’s results relative to key performance objectives established at the beginning of the fiscal year:

Key objectives	Results
Prioritize and accelerate digital transformation to drive excellence in customer experience	Two new branch formats launched with a continued focus on digitizing the customer journey
Optimize business mix to improve profitability	Integrated a business mix optimization model
Execute structural cost transformation program with optimization opportunities focused on the retail end-to-end processes	Progressing well on identified opportunities
Foster employee engagement and leadership capabilities	Focused on employee engagement through a period of significant change, and improving diversity

2016 Compensation

	2016	2015	* may not add to 100% due to rounding
Base salary	$600,000	$500,000
Annual incentive award	$1,050,000	$770,000
Mid-term incentive award – 80% PSUs	$1,840,000	$1,280,000
Long-term incentive award – 20% stock options	$460,000	$320,000
= Deferred compensation	$2,300,000	$1,600,000
Total direct compensation	$3,950,000	$2,870,000

Given Mr. O’Sullivan’s strong individual performance and operating performance of Canadian Banking, including ranking first among our Canadian bank peers on revenue growth, net income growth and operating leverage, as well as an increase in his target compensation to align with both the size of his role and the external market, his total direct compensation in 2016 is 38% higher than 2015.

Salary for 2016 Mr. O’Sullivan’s salary was increased to $600,000 for fiscal year 2016 in recognition of his first full year as Group Head, Canadian Banking.

Annual incentive

Mr. O’Sullivan’s annual incentive award is 36% higher than his award in 2015 due to his strong individual contribution and the achievement of his annual goals as described above, and an all-bank performance factor of 108 (compared to 99 in 2015), as well as an increase in his incentive target to align with market and the size of his role.

Deferred compensation

Mr. O’Sullivan’s deferred compensation is 44% higher than 2015. The award is based on his target range, his sustained performance and his leadership in helping achieve the bank’s strategic goals. 69% of his variable compensation is deferred.

Share ownership (as at October 31, 2016)

Values are based on $72.08, the closing price of our common shares on the TSX on October 31, 2016.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$4,147,137	$0	$2,566,501	$6,713,638	11x	yes

Management proxy circular	75

6. Share performance and cost of management

SHARE PERFORMANCE

The graph compares our share performance to our
performance comparator group, the Canadian stock market
and total compensation awarded to our named executives for
the past five years ending October 31, 2016. The total
compensation awarded to our named executives gradually
increased over 2011 to 2013 in line with increased
shareholder returns. The aggregate amount decreased in 2014
and 2015 due to lower overall bank performance as well as
changes in the named executives. The increase in total
compensation in 2016 is in line with our strong operating
performance, as well as the increase in shareholder returns.

For comparison purposes, TSR assumes:

•    $100 was invested in Scotiabank common shares on
     November 1, 2011 and dividends were reinvested over
     the five-year period
•    $100 was also invested for each company in our
     performance comparator group and dividends were
     also reinvested over the same period (the graph shows
     the peer group median)
•    $100 was invested in the S&P/TSX Composite Index on the
     same date and dividends were also reinvested.

Our performance comparator group includes Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, Manulife Financial, Sun Life Financial and Power Financial Corporation.

We have indexed total compensation to $100 for comparison purposes. It includes base salary, the annual incentive plus the grant value of regular PSU and stock option awards for the top five named executives for the past five years (as disclosed in our circular for prior years).

Index (2011 = 100)	2011	2012	2013	2014	2015	2016
Scotiabank TSR	100	108	131	148	138	168
Peer Group Median TSR	100	105	141	164	165	180
S&P/TSX Composite TSR	100	104	116	131	125	140
Total compensation paid to our NEOs	100	106	111	93	92	101

COST OF MANAGEMENT

Cost of management is a measure we and other Canadian financial institutions use to show how corporate performance compares to compensation awarded to senior officers. We calculate the ratio by dividing total compensation awarded to our named executives by net income for each of the last five years:

•

total compensation includes salary, annual incentive, the grant value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other regular compensation as reported in the summary compensation table (the 2013 figure only includes the total compensation for the top five named executives for comparison purposes although six named executives were disclosed for that fiscal year)

•	net income as reported in the consolidated statement of income for each of the last five fiscal years
•	cost of management in 2016 was similar to 2015 and 2014 and slightly lower compared to 2012 and 2013.

	Total compensation awarded to named executives ($ millions)	Net income ($ millions)	Cost of management (%)
2016[1]	30.9	7,646	0.40%
2015	28.1	7,213	0.39%
2014	28.5	7,298	0.39%
2013	34.1	6,610	0.52%
2012	32.6	6,390	0.51%

1.	2016 net income was adjusted for the impact of the restructuring charge of $278 million after tax (reported results: $7,368 million).

76	Scotiabank

EXECUTIVE COMPENSATION

2016 Executive compensation details

SUMMARY COMPENSATION TABLE

The table below shows the total compensation each named executive earned in the last three fiscal years. We report the share and option awards granted after the end of the fiscal year to reflect decisions made during the 2016 compensation review, rather than awards granted at the outset of fiscal 2016 from the 2015 compensation review. We do not offer long-term, non-equity incentive compensation to our named executives.

Named executive	Year	Fiscal salary ($)		Share awards[5] ($)	Option awards[6] ($)	Annual incentive plan[7] ($)	Pension value[8] ($)	All other compensation[9] ($)	Total compensation ($)
Brian J. Porter	2016	1,000,000		5,600,000	1,400,000	2,110,000	1,651,000	2,714	11,763,714
President and Chief Executive Officer	2015	1,000,000		5,200,000	1,300,000	1,780,000	1,626,000	1,196	10,907,196
	2014	1,000,000		3,850,000	1,650,000	2,370,000	1,385,000	1,242	10,256,242
Sean D. McGuckin	2016	550,000		1,400,000	350,000	850,000	841,000	2,714	3,993,714
Group Head and Chief Financial Officer[1]	2015	500,000		1,440,000	360,000	710,000	103,000	1,196	3,114,196
	2014	500,000		1,169,000	501,000	630,000	83,000	1,242	2,884,242
Ignacio “Nacho” Deschamps	2016	524,686	[4]	5,072,457	–	1,114,607	–	6,040,658	12,752,408
Group Head, International Banking and Digital Transformation[2]
Dieter W. Jentsch	2016	600,000		2,608,000	652,000	2,140,000	164,000	2,714	6,166,714
Group Head, Global Banking and Markets[3]	2015 2014	600,000 550,000		2,064,000 1,393,000	516,000 597,000	1,070,000 710,000	165,000 136,000	1,196 1,242	4,416,196 3,387,242
James P. O’Sullivan	2016	600,000		1,840,000	460,000	1,050,000	144,000	2,714	4,096,714
Group Head, Canadian Banking	2015	425,848		1,280,000	320,000	770,000	366,000	1,196	3,163,026
	2014	325,000		525,000	225,000	375,000	88,000	36,242	1,574,242

1.	Mr. McGuckin became Group Head and Chief Financial Officer on December 1, 2015. Before December 1, 2015, Mr. McGuckin was Executive Vice President and Chief Financial Officer.

2.	Mr. Deschamps was hired as Strategic Advisor to the CEO, Digital Banking on January 4, 2016, and became Group Head, International Banking and Digital Transformation on March 3, 2016.

3.	Mr. Jentsch became Group Head, Global Banking and Markets on March 3, 2016. Before March 3, 2016, Mr. Jentsch was Group Head, International Banking.

4.	Mr. Deschamps’ annual salary of USD $475,000 was converted to Canadian dollars using the 2016 fiscal year average exchange rate of USD $1.00 = CAD $1.3255. His salary was pro-rated to reflect his employment from the time of hire to October 31, 2016.

5.	For compensation purposes, we value PSU awards using the 20 trading-day average closing price of our common shares at the time of grant to smooth out short-term aberrations in the share price. The accounting fair value is based on the closing price of our common shares on the TSX on the grant date. 100% of the payout value of the PSU award is based on performance criteria on vesting (see page 68 for details).

	Grant date	Grant date fair value	Accounting fair value
2016	December 1, 2016	$71.96	$74.09
2015	December 3, 2015	$60.55	$59.19
2014	December 8, 2014	$69.14	$65.07

Mr. Deschamps’ PSU awards include a PSU award of USD $2,180,000 (CAD $2,927,522) based on 2016 performance and the first instalment of his sign-on PSU award due in fiscal 2016 of USD $1,550,000 (CAD $2,144,935). All PSU awards are converted to Canadian dollars using the month-end spot rate from the month previous to the grant: USD $1.00 = CAD $1.3428 for his regular annual PSU award and USD $1.00 = CAD $1.3838 for Mr. Deschamps’ sign-on award granted at hire.

Mr. Deschamps’ 2016 PSU award vests on the same conditions as all other 2016 PSU awards made to other executives. The sign-on award vests on

November 30, 2017 subject to a performance factor that can range between 0% and 125% based on the achievement of specific performance objectives in our digital operations, including accelerating Scotiabank’s retail transformation; reimagining and simplifying the customer experience; and digitizing Scotiabank systems and processes. The human resources committee has discretion to adjust the number of PSU units that vest based on an assessment of performance relative to these objectives during the performance period.

As part of Mr. Deschamps’ offer of employment, he is eligible to receive the second instalment of his sign-on PSU award in the amount of USD $1,925,000 in fiscal 2017 subject to satisfactory performance; any such award will be granted with performance vesting conditions in both our digital and international operations, including: accelerating Scotiabank’s retail transformation; reimagining and simplifying the customer experience; and digitizing Scotiabank systems and processes, and will be included in the Summary Compensation Table for 2017. The human resources committee has discretion to adjust the number of PSU units that vest based on an assessment of performance relative to these objectives during the performance period.

6.	We use the Black-Scholes model to value stock option awards.

Compensation fair value is different than the accounting fair value disclosed in our financial statements because different assumptions are used.

We estimate the fair value of option awards on the grant date using the following assumptions, which result in less dilution than the accounting assumptions:

	Term	Share price volatility	Dividend yield	Risk free rate
2016	10 years	23.5%	3.94%	1.22%
2015	10 years	23.0%	3.80%	1.57%
2014	10 years	23.0%	3.68%	2.07%

The assumptions used to calculate the accounting fair value of the 2016 option awards are different in two ways:

•	we used an expected life of 6.67 years, instead of the full term of 10 years, in accordance with IFRS 2, Share-based Payment
•	we based volatility on historic and implied volatility and the current dividend yield.

Management proxy circular	77

The accounting fair value of the 2016 stock option awards is approximately 35% less than the compensation value shown in the summary compensation table, 40% less for 2015 and 30% less for 2014. As the compensation fair value is greater, we award fewer options than if we had used the accounting fair value. The table below shows the differences in the compensation and accounting fair values as a percentage of the grant price.

	Grant date	Grant price	Compensation fair value (as a % of the grant price)	Accounting fair value (as a % of the grant price)
2016	December 1	$74.14	13.5%	8.8%
2015	December 3	$60.67	14.5%	8.7%
2014	December 8	$68.32	16.0%	11.2%

7.	Annual incentive plan is the annual cash incentive (non-equity incentive plan compensation) earned by the named executives. Mr. McGuckin chose to defer a percentage of his annual incentive and receive DSUs instead of cash (see page 63 and 72 for details).

Mr. Deschamps’ annual incentive award of USD $830,000 (CAD $1,114,607) was converted to Canadian dollars using the November 30, 2016 spot rate of USD $1.00 = CAD $1.3428.

8.	Pension value is the compensatory change described on page 83. Mr. Deschamps did not participate in any retirement plan for fiscal 2016.

9.	All other compensation includes perquisites and other taxable benefits. In 2016 these amounts total less than $50,000 and 10% of the salary of each named executive, except for Mr. Deschamps, and therefore are not disclosed.

The amounts shown for Mr. Porter, Mr. McGuckin and Mr. Jentsch in all years and Mr. O’Sullivan in 2015 and 2016 are Scotiabank’s contribution to ESOP.

These named executives participate in the plan on the same terms as our other employees. Employees can purchase our common shares and the bank contributes an additional 50% to the purchase up to specified limits. The amount shown for Mr. O’Sullivan in 2014 represents his annual perquisite allowance – which in aggregate was greater than 10% of his total salary – as well as Scotiabank’s contribution to ESOP.

Amounts in this column do not include dividend equivalents earned on PSU awards because dividends are factored into the fair value calculation at the time of grant.

As referenced in Mr. Deschamps’ performance and compensation summary (see page 73), Mr. Deschamps was hired (see note 2 above) to accelerate the implementation of our digital strategy and build out our International Banking business. Mr. Deschamps’ skill set and experience are in high demand in the market globally and regarded by the bank as critical to the successful execution of its strategic priorities. In light of this, the bank agreed to pay a sign-on award of $5,700,728 (CAD equivalent) to Mr. Deschamps in four instalments over his first two years with the bank in recognition of the expertise that he would bring to his mandate at the bank.

It was agreed that the final two instalments would equal approximately half of Mr. Deschamps’ sign-on award and payment would be deferred until December 2016 and December 2017, with both payments subject to satisfactory performance. Mr. Deschamps’ third instalment was paid in December 2016 following the bank’s annual performance review process and a review of the progress on digital strategy. The fourth and final instalment may be paid in December 2017, subject to satisfactory performance. Additionally, Mr. Deschamps received a travel allowance of $339,930 (CAD equivalent).

78	Scotiabank

EXECUTIVE COMPENSATION

INCENTIVE PLAN AWARDS

Outstanding share and option awards

The table below includes awards granted previously as at October 31, 2016:

•

the value of unexercised in-the-money options equals the closing price of our common shares on October 31, 2016 ($72.08) minus the exercise price of the option awards, multiplied by the number of outstanding options

•

the value of unvested PSU awards on October 31, 2016 equals the closing price of our common shares on October 31, 2016, ($72.08) multiplied by the number of units outstanding. This table values the PSUs using the performance at target (factor of 100%), however, the number of PSUs that may vest can range from 0% to 150% of target for PSUs granted prior to 2015 and from 0% to 125% of target for PSUs granted in 2015 or later. The 2013 PSUs vested on November 30, 2016 and details on the valuation and performance factors for these awards are set out on page 68.

Outstanding Share and Option Awards at October 31, 2016

	Option-based awards					Share-based awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Grant Date	Plan	Number of share units that have not vested (#)	Market value of awards that have not vested ($)	Number of DSUs outstanding (all of these DSUs have vested)	Market or payout value of vested share unit awards not paid out or distributed[1]
Brian Porter						12/18/09	DSU			16,130	1,162,650
	12/06/10	102,720	55.63	12/06/20	1,689,744
	12/10/12	164,352	55.63	12/10/22	2,703,590
	12/09/13	178,628	63.98	12/09/23	1,446,887	12/09/13	PSU	52,157	3,759,506
	12/08/14	150,944	68.32	12/08/24	567,549	12/08/14	PSU	60,746	4,378,605
	12/03/15	147,776	60.67	12/03/25	1,686,124	12/03/15	PSU	89,809	6,473,463
Total		744,420			8,093,895			202,713	14,611,574	16,130	1,162,650
Sean McGuckin						12/16/05	DSU			5,063	364,920
						12/22/06	DSU			6,428	463,316
						12/19/07	DSU			6,099	439,644
	12/05/08	15,492	33.89	12/05/18	591,639	12/19/08	DSU			4,199	302,655
	12/11/09	16,232	47.75	12/11/19	394,925	12/18/09	DSU			7,471	538,490
	12/06/10	15,836	55.63	12/06/20	260,502	12/18/15	DSU			5,398	389,057
	12/05/11	23,832	49.93	12/05/21	527,879
	12/10/12	51,360	55.63	12/10/22	844,872
	12/09/13	51,800	63.98	12/09/23	419,580	12/09/13	PSU	15,126	1,090,257
	12/08/14	45,832	68.32	12/08/24	172,328	12/08/14	PSU	18,445	1,329,504
	12/03/15	40,922	60.67	12/03/25	466,920	12/03/15	PSU	24,870	1,792,651
Total		261,306			3,678,645			58,441	4,212,412	34,657	2,498,083
Ignacio Deschamps						01/04/16	PSU	39,099	2,818,233
Total		–			–			39,099	2,818,233	–	–
Dieter Jentsch	12/11/09	32,356	47.75	12/11/19	787,221
	12/06/10	43,656	55.63	12/06/20	718,141
	12/05/11	56,080	49.93	12/05/21	1,242,172
	12/10/12	77,040	55.63	12/10/22	1,267,308
	12/09/13	58,948	63.98	12/09/23	477,479	12/09/13	PSU	17,212	1,240,637
	12/08/14	54,614	68.32	12/08/24	205,349	12/08/14	PSU	21,979	1,584,259
	12/03/15	58,656	60.67	12/03/25	669,265	12/03/15	PSU	35,647	2,569,467
Total		381,350			5,366,935			74,839	5,394,363	–	–
James O’Sullivan	12/11/09	10,472	47.75	12/11/19	254,784
	12/06/10	8,560	55.63	12/06/20	140,812
	12/05/11	10,016	49.93	12/05/21	221,854
	12/10/12	10,272	55.63	12/10/22	168,974
	12/09/13	17,864	63.98	12/09/23	144,698	12/09/13	PSU	5,216	375,951
	12/08/14	20,584	68.32	12/08/24	77,396	12/08/14	PSU	8,284	597,083
	12/03/15	36,376	60.67	12/03/25	415,050	12/03/15	PSU	22,107	1,593,468
Total		114,144			1,423,569			35,606	2,566,501	–	–

1.	These named executives chose to receive a percentage of their short-term incentive as DSUs. All of these DSUs have vested.

Management proxy circular	79

Value vested or earned during the fiscal year

The table below shows the following for each named executive:

•	the total value that would have been realized on vesting of stock options during fiscal 2016 if the options had been exercised on the vesting date
•	the value of share awards received on vesting during fiscal 2016
•	the annual incentive compensation awards earned for 2016

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Annual incentive compensation – Value earned during the year ($)
Brian Porter	364,990	1,602,997	2,110,000
Sean McGuckin	77,718	500,937	850,000
Ignacio Deschamps	–	–	1,114,607
Dieter Jentsch	164,917	751,405	2,140,000
James O’Sullivan	28,025	231,057	1,050,000

Option-based awards include the total value of stock options that vested during fiscal 2016 (25% of the options granted on each of the dates shown in the table below). The value equals the number of options that vested times the difference between the option exercise price and the closing share price on the vesting date. Starting with December 2014 awards, stock options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant.

Grant date	Exercise price	Vesting date	Closing share price on vesting date
December 5, 2011	$49.93	December 5, 2015	$59.44
December 10, 2012	$55.63	December 10, 2015	$57.27
December 9, 2013	$63.98	December 9, 2015	$57.52

Share-based awards include the value of PSUs that vested during fiscal 2016, and include dividend equivalents. Their realized value on vesting equals the number of units vested times the performance factor times the vesting price (the average closing price of our common shares on the TSX for the 20 trading days ending on the vesting date).

Vesting date	Performance factor	Vesting price
December 2, 2015	80%	$60.55

See pages 61 to 63 of our 2016 circular for information about how we calculated last year’s PSU performance factor.

Options exercised during fiscal 2016 (voluntary disclosure)

Name	Grant date	Number of options	Exercise price	Realized value
Brian Porter	12/13/2006	70,268	$52.00	$312,585
	12/11/2007	83,224	$52.57	$308,849
	12/5/2011	125,176	$49.93	$2,246,387
Sean McGuckin	12/13/2006	7,396	$52.00	$101,535
	12/11/2007	7,924	$52.57	$142,299
Dieter Jentsch	12/11/2007	34,876	$52.57	$630,150
	12/11/2009	20,000	$47.75	$456,169

Securities authorized for issuance under equity compensation plans as at October 31, 2016

Shareholders must approve all of our stock option plans.

Other important things to note:

•	We stopped granting stock options to directors as of October 28, 2003.
•

When we acquired HollisWealth Inc. (formerly DundeeWealth) on February 1, 2011, HollisWealth stock options were converted to 1,293,308 options based on the price of our common shares on February 1, 2011. The number of options and exercise prices are the sum and weighted average of our common shares to be issued for stock options granted under their employee and advisor share incentive plans. We will not be issuing new stock options under the HollisWealth equity compensation plans.

80	Scotiabank

EXECUTIVE COMPENSATION

As at October 31, 2016	Securities to be issued upon exercise					Securities remaining for future issuance under equity compensation plans			Securities to be issued upon exercise plus available for issuance
Equity compensation plans	#		% of outstanding common shares	Weighted average price		#		% of outstanding common shares	#	% of outstanding common shares
Stock Option Plan	19,595,094		1.62%	$54.55		10,017,088		0.83%	29,612,182	2.45%
HollisWealth[1] Stock Option Plan	257,170		0.02%	$55.21		180,606		0.01%	437,776	0.04%
Total Stock Option Plan	19,852,264	[2]	1.64%	$54.55	[3]	10,197,694	[4]	0.84%	30,049,958	2.49%

1.	Effective November 1, 2013, DundeeWealth Inc. was renamed HollisWealth Inc.
2.	18,612,424 as at February 1, 2017
3.	$56.16 as at February 1, 2017
4.	9,078,975 as at February 1, 2017

See Note 25 to our 2016 consolidated financial statements for more information.

About dilution, overhang and burn rate

Shareholders approve the number of shares that can be issued under the stock option plan, which is less than 10% of our outstanding common shares. In April 2011, shareholders approved an increase of 15 million common shares available for issue under the stock option plan.

The table below shows the key details about our stock option plan, but does not include information on HollisWealth stock options.

The human resources committee and the board review our use of stock options in our compensation program and how we align with the market. Over the last few years the committee has adjusted the allocation of mid- and long-term incentives to better align with market practice, resulting in a substantial reduction in the weighting of stock options.

These changes have had a marked effect on our burn rate, reducing it from 0.27% in 2014 to 0.13% in 2015 and 0.10% in 2016.

	2016	2015	2014
Dilution
Total number of options outstanding divided by total number of common shares outstanding	1.6%	1.9%	1.9%
Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	2.5%	2.8%	2.9%
Burn rate
Total number of options issued in a fiscal year, divided by total number of common shares outstanding	0.10%	0.13%	0.27%

About the stock option plan

Stock options granted before December 2009 may include a tandem SAR feature, which gives the grant holder the choice of either:

•	exercising the option by purchasing Scotiabank common shares at the grant price and either holding or selling the shares, or
•

exercising the tandem SAR and receiving a cash payment that is the difference between the exercise price and the market price of our common shares on the date of exercise. The holder receives the same value as he or she would receive by purchasing shares and immediately selling, but as no shares actually change hands, the stock is not diluted

•	if the option is exercised, the tandem SAR is cancelled and vice versa.

We do not have significant share dilution but we issued 6.5 million shares related to equity-based compensation, share dividend and share purchase plans.

Other features of the plan:

•	we have insider participation limits
•	our general loan policies and customer rates apply to employees who borrow to buy common shares for option exercises
•	we grant stand-alone SARs in select countries outside of Canada, where local laws may restrict the issuance of shares.

Limits

No one can be granted stock options to purchase more than 5% of our total number of issued and outstanding common shares on a non-diluted basis at any time.

No more than 10% of our total common shares outstanding can be issued to insiders for the exercise of options in any year – this limit applies to the stock option plan and any other security based compensation arrangement.

Adjustments can be made to options in proportion to adjustments made to our common shares for certain events, like a subdivision, consolidation, reorganization, reclassification or other event that requires adjustments to be made.

Management proxy circular	81

Making changes

Shareholders must approve any increase to the maximum number of shares that may be issued under the plan or other changes to the plan design.

The board can make the following changes to the plan without shareholder approval:

•	changes of an administrative or a housekeeping nature
•	terms, conditions and mechanics of granting stock option awards
•	changes to vesting, exercise or early expiry
•	amendments that are designed to comply with the law, tax or accounting provisions, or regulatory requirements.

RETIREMENT BENEFITS

Scotiabank pension plan

Type of plan	defined benefit
Participation	Employees*, including all named executive officers except for Mr. Deschamps
Terms

Non-contributory

•     members earn 1.5% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Contributory

•     members contribute 4% of their base salary up to a maximum of $3,500 each calendar year and earn an annual pension equal to 2% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

•     annual pension benefits are capped at the maximum pension limit under the Income Tax Act (Canada)

Pension benefits	• the retirement pension is paid for life • if there is a surviving spouse, he or she receives 60% of the member’s pension for life
Eligibility	• full pension begins at age 65, the normal retirement age (age 63 if hired before 1983) • members can receive a reduced pension at age 55 (age 53 if hired before 1983)

The Scotiabank Pension Plan is our primary pension plan in Canada. All of the named executives are participants except Mr. Deschamps who is based outside Canada. Mr. Deschamps did not participate in any retirement plan in fiscal 2016.

*Hired before January 1, 2016.

Supplemental pension plan

Supplemental pension arrangements for the named executives (excluding Mr. Porter and Mr. Deschamps) are covered by the Scotiabank Executive Pension Plan which is a non-registered supplemental pension plan.

The pension accrual under the Scotiabank Executive Pension Plan is calculated substantially the same as under the Scotiabank Pension Plan in the absence of income tax limits, except that incentive compensation is considered.

For the named executives, in addition to retirement benefits being capped at 70% of the highest average five-year compensation:

•	the incentive compensation recognized is capped at 50% of base salary
•	the total amount of eligible compensation recognized in the pension calculation is capped at $800,000 for group heads.

Executives do not receive any supplemental pension benefits if they leave the bank before meeting the eligibility requirements, are terminated with cause, or if they engage in competitive business after retirement. We pay a reduced pension if the executive retires before normal retirement age.

82	Scotiabank

EXECUTIVE COMPENSATION

All of the named executives who participate in their supplemental pension plan are vested except for Mr. McGuckin and Mr. O’Sullivan. When Mr. Porter became President and CEO on November 1, 2013, his retirement arrangement was amended to freeze the pension amount accrued before his appointment, to prevent triggering a large one-time increase in pension benefit because of the increase in his compensation as CEO.

Summary of benefits

Brian Porter

Mr. Porter is covered by an individual retirement agreement that went into effect when he became CEO:

•    his previous retirement arrangement was frozen as of October 31, 2013

•     pension accrues at a flat rate of $125,000 for each year he is President and CEO

•    his total annual pension from all bank sources is capped at $1.5 million

Sean McGuckin Dieter Jentsch James O’Sullivan	Mr. McGuckin, Mr. Jentsch and Mr. O’Sullivan have a cap on both the retirement benefits and eligible compensation. As group heads, pensions are capped at $560,000 per year (70% x $800,000)
Ignacio Deschamps	Mr. Deschamps did not participate in any retirement plan in fiscal 2016

Plan obligations

The table below shows the defined benefit pension plan obligations for each named executive as at October 31, 2016.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate, which is set based on yields on high quality corporate bonds with durations that match the defined benefit obligations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

Name	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Brian Porter	22.8	656,000	1,448,000	6,979,000	1,651,000	1,573,000	10,203,000
Sean McGuckin	23.0	270,000	511,000	2,033,000	841,000	729,000	3,603,000
Dieter Jentsch	33.1	435,000	558,000	4,489,000	164,000	1,000,000	5,653,000
James O’Sullivan	7.8	89,000	302,000	1,005,000	144,000	285,000	1,434,000

Accrued obligation is the value of the projected pension benefits from all pension plans, earned for all service to date.

Compensatory change includes the annual service costs and other compensatory changes:

•	the annual service cost is the value of the projected pension benefits earned in 2016
•

other compensatory changes reflect the change in the accrued obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes. We do not have arrangements that provide our named executives with additional years of service for purposes of the plan.

Non-compensatory change is the change in the accrued obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the accrued obligation at the start of the year and any employee contributions.

The estimated accrued obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our pension plans as disclosed in Note 28 to the 2015 consolidated financial statements and Note 27 to the 2016 consolidated financial statements.

Pension plan governance

The human resources committee oversees the Scotiabank Pension Plan. It has delegated certain fiduciary plan duties to the pension administration and investment committee, including the plan investment strategy and performance, which the committee reports on to the human resources committee twice annually. The pension administration and investment committee includes the President and CEO, Chief Financial Officer, Chief Human Resources Officer and others. The board retains plan sponsor duties including approval of plan amendments.

Management proxy circular	83

TERMINATION AND CHANGE OF CONTROL

Change of control

We define a change of control as:

•	an acquisition of more than 20% of our voting shares
•	a change in the majority of our board members
•	any transaction where one or more entities acquires more than 50% of our assets, or
•	a merger between us and one or more entities to form another legal entity.

While we do not have individual change-of-control agreements with our named executives, our equity-based compensation plans and executive pension arrangements include terms for vesting in these circumstances.

These change of control provisions are “double-trigger” – this means they only take effect when there is a change of control and termination of employment without cause. Vesting accelerates under the PSU, stock option plans and executive pension arrangements if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause. However, vesting accelerates under only the stock option plans and executive pension arrangements for executives who are U.S. taxpayers. While Mr. Deschamps is a U.S. taxpayer, he does not have any stock options nor participate in any pension arrangements.

Treatment of compensation if employment is terminated

The table below summarizes the treatment of compensation for the named executives under various termination scenarios:

•

retirement – a named executive may qualify for retirement under our equity plans at age 55 or older with 10 years of service, or within five years of their normal retirement date, whichever is earlier. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. Outstanding awards will be forfeited if an employee engages in competitive business after he or she retires.

•	salary and annual incentive – the table does not reflect any amounts that may be considered under common and civil law.
•

pension – an executive forfeits his or her supplemental pension if he or she resigns or retires or is terminated without cause before being eligible for retirement, is terminated with cause or engages in a competitive business after he or she retires or is otherwise no longer employed by us.

Compensation element	Resignation	Retirement	Termination without cause	Termination with cause	Termination (within two years) following a change of control
Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends
Annual Incentive	Award forfeited	Award prorated based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited
PSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan	Unvested units vest on the vesting date or the termination date, whichever is earlier (normal vesting for U.S. taxpayer). Vested units are paid out in accordance with plan
Stock options	All vested and unvested options immediately expire and are forfeited on the resignation date	Continue to vest according to normal schedule and can be exercised within five years of retirement date, or the original expiry date, whichever is earlier	Unvested options expire immediately and any exercise of vested options must be within three months of the termination date	All vested and unvested options expire immediately and are forfeited on the termination date	Vest immediately and can be exercised
DSUs	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Perquisites	Perquisites end	Perquisites end	Perquisites end	Perquisites end	Perquisites end

84	Scotiabank

EXECUTIVE COMPENSATION

Estimated payments if employment is terminated

The table below shows the estimated additional benefits each named executive would be entitled to receive if their employment ended on October 31, 2016. Any benefits of an equal or lesser value that a named executive would be eligible to receive under continued employment are disclosed elsewhere in this executive compensation section of the circular. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2016) that will have accelerated vesting as a result of termination. These values are based on a share price of $72.08, the closing price of our common shares on October 31, 2016.

We do not gross up any compensation to cover the impact of income taxes.

The actual amounts that a named executive would receive if employment is terminated can only be determined at the time of termination. Many factors could affect the nature and amount of the benefits and the actual amounts may be higher or lower than the amounts shown below. PSUs have been valued assuming a performance factor of 1.0, and may not reflect the actual payouts.

Executives’ and former executives’ outstanding equity-based incentives may be subject to reduction or recoupment, under the terms of our clawback policy.

Estimated Additional Payment for NEOs upon Termination of Employment, as at October 31, 2016

		Estimated incremental value on termination as of October 31, 2016
Name	Compensation component	Resignation	Retirement	Termination without cause	Termination with cause	Termination (within 2 years) following a change of control
Brian Porter	Salary and annual incentives	–	–	–	–	–
	Equity-based incentives	–	–	–	–	18,264,589
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	18,264,589
Sean McGuckin	Salary and annual incentives	–	–	–	–	–
	Equity-based incentives	–	–		–	5,272,668
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–	–		–	5,272,668
Ignacio Deschamps	Salary and annual incentives	–	–	–	–	–
	Equity-based incentives	–	–	–	–	2,818,233
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–	–	–	–	2,818,233
Dieter Jentsch	Salary and annual incentives	–	–	–	–	–
	Equity-based incentives	–			–	6,824,543
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–			–	6,824,543
James O’Sullivan	Salary and annual incentives	–	–	–	–	–
	Equity-based incentives	–	–		–	3,173,540
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total:	–	–		–	3,173,540

Management proxy circular	85

Other information

COMPENSATION OF EMPLOYEES WHO HAVE AN IMPACT ON OUR MATERIAL RISK

The tables below show the compensation awarded to employees who had an impact on our material risk in the last two fiscal years in accordance with Implementation Standard 15 of the FSB Guidelines and the Basel Committee on Banking Supervision’s Pillar III disclosure requirement. This includes all executive vice presidents and above, senior leaders and above in Global Banking and Markets, and other select employees. At least 40 to 60% of their total incentive compensation is deferred.

The compensation review committee reviews the list of material risk impact employees (MRI) to make sure it is complete (see page 55).

Fixed and variable compensation paid

	2016		2015
($ millions)	Named executives	Other MRI	Named executives	Other MRI
Number of employees	5	164	5	189
Fixed pay	3.4	53.9	3.2	56.4
Variable compensation
Non-deferred cash	7.3	80.5	6.7	76.3
Non-deferred share units[1,2]	0.0	0.4	0.0	0.9
Deferred cash	0.0	0.4	0.0	0.9
Deferred share units[1,2]	14.4	65.8	12.8	60.9
Stock options[1]	2.9	6.1	3.2	5.8

1.	Reflects grant value of share units and stock options.
2.	Share units include PSUs, restricted share units and deferred performance plan units.

Deferred compensation outstanding and paid

	2016		2015
($ millions)	Named executives	Other MRI	Named executives	Other MRI
Vested
Cash	0.0	0.0	0.0	0.0
Share units[2,3,4]	0.0	0.0	0.0	0.0
Stock options[3]	11.8	66.4	19.8	46.4
Unvested
Cash[3]	0.0	2.1	0.0	5.4
Share units[2,3,4]	29.6	209.6	24.1	212.6
Stock options[3]	6.8	17.6	2.8	5.9
Total deferred outstanding	48.2	295.7	46.7	270.4
Paid
Cash	0.0	1.7	0.0	3.1
Share units[2]	3.1	55.0	6.6	76.2
Stock options	4.2	26.8	2.3	4.8
Total deferred paid	7.3	83.6	8.9	84.1

3.	Reflects in-the-money value of vested or unvested share units and stock options as at October 31, 2016
4.	Unvested share units and cash are valued using a performance factor of 1.0

We did not reduce deferred compensation payments in December 2016, either for explicit adjustments (such as clawbacks or risk as outlined on page 64) or for implicit adjustments (such as a decrease in our share price).

Other compensation paid

Three MRIs received guaranteed incentive awards of $4.2 million ($3.3 million in 2015). Five MRIs received sign-on awards in 2016, for a total of $13.3 million ($4.4 million in 2015). The aggregate amount of severance paid to eight MRIs was $11.6 million ($16.2 million in 2015). Additional information regarding the highest single severance payment to a MRI has been provided to OSFI on a confidential basis to protect employee privacy.

86	Scotiabank

EXECUTIVE COMPENSATION

BUSINESS PERFORMANCE MEASURES

The bank uses the following business performance measures to assess its performance in its incentive plans which are defined below.

Diluted earnings per share

Diluted earnings per share is defined as the net income attributable to common shareholders based on the weighted average diluted common shares outstanding.

Operating leverage

The bank defines operating leverage as the rate of growth in total revenue, less the rate of growth in non-interest expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The bank calculates its return on equity using average common shareholders’ equity.

NON-GAAP MEASURES

The bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with GAAP, which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The bank believes that certain non-GAAP measures are useful in assessing underlying ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are presented below.

For the year ended October 31, 2016 ($ millions)	Reported	Impact of the restructuring charge		Adjusting for the restructuring charge	Impact of excluding net benefits from restructuring charge in excess of plan	2016 performance for compensation purposes
Net income ($ millions)	$7,368	$278	[1]	$7,646	$(21)	$7,625
Diluted earnings per share	$5.77	$0.23		$6.00	$(0.02)	$5.98
Return on equity	13.8%	0.5%		14.3%	–	14.3%
Operating leverage	(1.9)%	2.9%		1.0%	(0.3)%	0.7%
1.	Calculated using the statutory tax rates of the various jurisdictions.

Management proxy circular	87

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES

The table below shows the aggregate indebtedness outstanding at January 11, 2017 of current and former directors, executive officers and employees in the main countries where we operate (including our subsidiaries). The amounts exclude routine indebtedness as described in note 2, below.

Purpose	To the bank or a subsidiary of the bank	To another entity
Share purchases	–	–
Other	$526,448,724	–

The following table shows the outstanding amounts that directors and executive officers borrowed from us or our subsidiaries to buy bank securities and for other purposes, including amounts borrowed by their respective associates, but does not include routine indebtedness.

Name and principal position	Involvement of issuer	Largest amount outstanding during the financial year ended October 31, 2016	Amount outstanding as at January 11, 2017	Financially assisted securities purchases during the financial year ended October 31, 2016
Securities purchase program	–	–	–	–
Other programs
Group Head/Executive Vice President
John Doig	lender	$1,241,805	$708,073	–
Michael Henry	lender	$2,078,112	$1,955,927	–
Barbara Mason	lender	$1,002,980	$200,000	–
Sean McGuckin	lender	$298,520	$298,507	–
Kyle McNamara	lender	$1,690,155	$1,330,788	–

1.	Loans and other extensions of credit to executive officers and directors are made on market terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.
2.	Routine indebtedness includes:
•

loans to any director or nominated director, executive officer, together with his or her associates, made on terms no more favourable than loans to employees generally, where the amount remaining unpaid has not exceeded $50,000 at any time in the last completed financial year

•	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
•

loans to those other than full-time employees, made on substantially the same terms available to other customers with comparable credit (including terms for interest rates and security rates), and involving no more than the usual risk of collectability

•	loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements according to the usual commercial practice.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We have purchased a liability insurance policy for our directors and officers (Side A), which expires on June 1, 2017. The policy covers each of them individually if there are situations where we are not able or permitted to indemnify them. The policy has a $200,000,000 limit and a nil deductible, and we pay an annual premium of $883,000 for this coverage.

DIRECTORS’ APPROVAL

The board has approved the contents of this circular and authorized us to send it to you.

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 1, 2017

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HOW TO CONTACT US
INVESTORS	Investor Relations, Finance Department Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Tel.: (416) 775-0798 Email: investor.relations@scotiabank.com
CUSTOMERS

Contact your branch/service centre manager first.

If your matter is not resolved, contact:

Office of the President

Scotiabank

44 King Street West

Toronto, Ontario, Canada  M5H 1H1

Tel.: (416) 933-1700 or toll free 1 (877) 700-0043

Email: mail.president@scotiabank.com

SHAREHOLDERS Changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings	Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1 Tel.: 1 (877) 982-8767 Fax: 1 (888) 453-0330 Email: service@computershare.com	Co-Transfer Agent (U.S.A.) Computershare Trust Company N.A. 250 Royall Street Canton, MA 02021, U.S.A. Tel.: 1 (800) 962-4284
CORPORATE GOVERNANCE MATTERS	Corporate Governance Office Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Tel.: (416) 866-3672 Fax: (416) 866-5090 Email: corporate.secretary@scotiabank.com
INDEPENDENT DIRECTORS	Chairman of the Board Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1
EXECUTIVE COMPENSATION MATTERS	Chair, Human Resources Committee Scotiabank 44 King Street West Toronto, Ontario, Canada M5H 1H1 Email: executive.compensation@scotiabank.com

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.scotiabank.com).

If you are a shareholder and want to receive our quarterly financial statements and MD&A in 2017, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Some households may receive multiple copies of our annual report because multiple registered shareholders live at the same address. If you are a registered shareholder, you can tell us not to send the annual report (containing the annual financial statements and MD&A) by marking the waiver box at the bottom of your proxy form.

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